As filed with the Securities and Exchange Commission on February 13, 2008
Registration Statement No. 333-148319

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Source Photonics, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	95-4883463
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

20550 Nordhoff Street
Chatsworth, CA 91311
(818) 773-9044
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Near Margalit
Chief Executive Officer
20550 Nordhoff Street
Chatsworth, CA 91311
(818) 773-9044
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of All Communications to:

Mark A. Klein, Esq. Shoshannah D. Katz, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP 10100 Santa Monica Boulevard Los Angeles, CA 90067 (310) 552-5000 Fax: (310) 552-5001	Justin L. Bastian, Esq. Dawn Smith, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 (650) 813-5600 Fax: (650) 494-0792

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(3)	Registration Fee
Class A Common Stock, par value $0.001 per share (and associated preferred stock purchase rights)(2)	$130,000,000	$3,991.00

(1)	Includes shares (and associated preferred stock purchase rights) that the underwriters have the option to purchase to cover overallotments, if any.

(2)	The preferred stock purchase rights are initially attached to and trade with our shares of common stock, including the Class A common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of our common stock.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)	Dated February 13, 2008

           Shares

Class A Common Stock

This is an initial public offering of shares of the Class A common stock of Source Photonics, Inc. We are offering           shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock. We will apply for listing of our common stock on the NASDAQ Global Market under the symbol “SRSE.” We expect that the public offering price will be between $      and $      per share.

Holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to      votes per share on all matters to be voted on by stockholders. Upon completion of this offering, MRV Communications, Inc. will own all of our outstanding shares of Class B common stock, which will represent     % of the total voting power of our common stock and will continue to control us after this offering.

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Source Photonics	$	$

The underwriters may also purchase up to an additional          shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Joint Bookrunning Manager	Joint Bookrunning Manager

Cowen and Company	Credit Suisse

Needham & Company, LLC	Merriman Curhan Ford & Co.

          , 2008

[INSIDE FRONT COVER GRAPHICS]

[Pictures to be filed by amendment]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained on our website is not part of this prospectus.

i

PROSPECTUS SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, including the information discussed under “Risk Factors” beginning on page 10 and our financial statements and notes thereto that appear elsewhere in this prospectus. Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Our Business

We provide optical communication products used in telecommunication systems and data communications networks. We design, manufacture and sell a broad portfolio of optical communication products, including passive optical network, or PON, subsystems, optical transceivers used in the enterprise, access and metropolitan segments of the market, as well as other optical components, modules and subsystems. In particular, we believe we are the leading provider of optical subsystems used in fiber-to-the-premise, or FTTP, deployments which many telecommunication service providers are using to deliver video, voice and data services. We sell our products primarily to telecommunication systems vendors, who incorporate our products into systems which are sold to telecommunication service providers. Our direct sales customers include Alcatel-Lucent, Motorola, Inc., Tellabs, Inc., UTStarcom, Inc. and ZTE Corporation. In addition, we sell our products to distributors who in turn sell our products to telecommunication systems vendors.

Our products enable telecommunication service providers to provide high-bandwidth video, voice and data services, such as Internet Protocol television, or IPTV, streaming video, Voice over Internet Protocol, or VoIP, services, peer-to-peer networking and content-rich websites. To meet the demand for additional bandwidth capacity, telecommunication service providers are upgrading their networks with new optical communication systems which incorporate our products. We believe that these overall market trends will allow us to grow our shipments of products for the next several years. According to LightCounting, the market for PON ONTs, or Optical Network Terminals, transceivers that are placed in the customers’ homes in a fiber-to-the-home network, is expected to grow at a 30% compound annual growth rate, or CAGR, from $83 million in 2006 to $239 million in 2010. LightCounting also forecasts that sales of optical transceivers overall should grow from $1.7 billion in 2006 to $2.8 billion in 2010, corresponding to a 12% CAGR.1

We are currently a wholly-owned subsidiary of MRV Communications, Inc., or MRV, a provider of telecommunication systems. However, we have relied very little on MRV for operational support of our core manufacturing, sales and research and product development activities. On July 1, 2007, MRV completed the acquisition of Fiberxon, Inc., or Fiberxon, a provider of optical components and subsystems, for total consideration of approximately $131.0 million, and prior to the completion of this offering will transfer Fiberxon’s outstanding stock to us as part of a recapitalization we are undergoing. The addition of Fiberxon will broaden our portfolio of PON solutions, strengthen our transceiver technology portfolio, add engineering and manufacturing capacity in China and increase our exposure to global service provider deployments. We believe that our integration with Fiberxon will allow us to increase the efficiency of the combined company’s manufacturing, research and product development and marketing efforts, allowing us to expand our growth initiatives. In addition, we believe we will lower our costs by shifting resources to lower-cost China-based facilities and by using our increased purchasing power to reduce the cost of our raw materials. For the year ended December 31, 2006, we had revenue of $92.2 million. Including the revenue of Fiberxon, our revenue for the year ended December 31, 2006 would have been on a pro forma basis $140.3 million. As of September 30, 2007, we had 1,486 employees and full-time contractors worldwide.

1 Reference: LightCounting, “Beyond the growth — Transceiver Market Forecast Report — January 2007” (hereafter, “LightCounting, January 2007”).

The Source Photonics Solution

Leading line of PON-related products.  We believe we have become one of the world’s leading suppliers of triplexers and diplexers used in PONs. These products enable FTTP networks, and our portfolio of them is distinguished by superior performance and high quality. We have the ability to quickly and efficiently ramp volume manufacturing of these products.

Broad portfolio of transceivers.  We offer a broad product line of transceivers in a variety of packaging configurations, which allows us to satisfy a wide array of customer needs, which is increasingly important as our customers attempt to reduce the number of suppliers with which they directly work.

Low-cost manufacturing.  We employ a manufacturing strategy that minimizes costs and reduces lead times for customers, primarily due to our substantial China-based manufacturing resources.

Cost-efficient operating model.  Our large pool of research and product development and sales and administrative staff in China allows us to develop and market products at much lower cost than many of our competitors, who operate primarily in higher cost markets.

Vertically-integrated business model.  We have substantial in-house design and manufacturing resources which enable us to customize existing products from the subsystem level down to the chip and component level, thereby allowing us to build in innovation throughout the product development lifecycle and to adapt quickly to market requirements and customers’ needs.

Cost-effective, highly agile product design and development.  Our global research and product development centers in California, Taiwan and China have broad experience in optical component and subsystem development, which allows us to rapidly develop solutions to customer problems.

Global customer base and support services.  We have strong relationships with many of the world’s leading telecommunication systems vendors, which provides a diverse foundation upon which to expand our sales.

Our Strategy

Address the global FTTP opportunity.  We plan to continue to focus a significant amount of our operational efforts on addressing the FTTP-related needs of systems vendors and service providers as these deployments continue to expand globally.

Build presence in high growth transceiver categories.  We will use our strong relationships with our customers to address a wider range of their transceiver needs with a particular focus on the 10 gigabit and pluggable segments of the market.

Use global scale to drive cost efficiencies.  We believe our combination with Fiberxon has provided us a number of opportunities to reduce the cost of manufacturing our products, particularly in our transceiver product lines.

Leverage low-cost research and product development resources.  We believe the addition of Fiberxon provides us a strong foundation of technologically advanced, cost-efficient China-based research and product development resources. We intend to leverage this technical resource by continuing to grow our China-based research and product development workforce.

Use global presence to expand customer reach.  Our integration of Fiberxon has expanded both the number of products we offer and the number of customers we serve. We intend to use this broad market exposure as a means to address customers and regions which we have not focused on in the past.

Invest in new emerging technologies.  We intend to continue to invest in research and product development in order to grow our presence in high-growth and emerging markets and increase the number of product areas we address. In addition, we may consider investments in, or acquisitions of, particular product lines, businesses or technologies which we determine are important to own in order to further our strategy.

Our Corporate Reorganization

In connection with this offering, we are undergoing a corporate reorganization, under which:

•	we will effect a recapitalization whereby the then outstanding shares of our capital stock, all of which are owned by MRV, will be converted into shares of our Class B common stock and a new Class A common stock will be authorized;

•	MRV will contribute to us the capital stock of Fiberxon that MRV acquired in its acquisition of Fiberxon;

•	we will distribute to MRV cash from the proceeds of this offering of approximately $ to (i) repay amounts incurred by MRV in connection with the acquisition of Fiberxon, of which approximately $ will pay cash that MRV utilized to acquire Fiberxon and pay expenses that MRV incurred and paid in that acquisition and of which approximately $ will satisfy MRV’s deferred consideration obligation to Fiberxon’s former stockholders, which represents the balance of the purchase price for Fiberxon, and (ii) repay approximately $ to MRV, representing a portion of advances towards our working capital received from MRV during the past fiscal years;

•	we will assume, and indemnify MRV against, certain liabilities of MRV that it incurred on our behalf and behalf of Fiberxon; and

•	we will amend and restate our certificate of incorporation and bylaws.

In this prospectus, we refer to these transactions as our “corporate reorganization.”

Our Relationship with MRV

We are currently a wholly-owned subsidiary of MRV Communications, Inc., a Delaware corporation. MRV’s common stock is listed on the NASDAQ Global Market under the symbol “MRVC.” After the completion of this offering, MRV will own approximately     % of the outstanding shares of our capital stock and     % of the total voting power of our common stock or approximately     % of the outstanding shares of our capital stock and     % of the total voting power of our common stock if the underwriters exercise their overallotment option in full.

MRV has advised us that it is considering a distribution of its remaining ownership interest in us to its common stockholders. MRV expects such a distribution, if any, to take the form of a spin-off by means of a special dividend to MRV common stockholders of all of our common stock owned by MRV. Completion of such a distribution would be contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of MRV’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. MRV is not obligated to complete the potential distribution and the potential distribution may not occur at all. Further, MRV’s lock-up arrangements with the underwriters restrict its ability to effect the potential distribution within 180 days following completion of this offering. For a discussion of the conditions to the potential distribution, see “Arrangements Between Source Photonics and MRV — Master Separation Agreement.” This two-step process (an initial public offering, including a distribution of a portion of the proceeds, and a subsequent distribution of our common stock) would enable us to raise capital and enable MRV to satisfy its deferred consideration obligation to the former Fiberxon stockholders while, at the same time, achieving the benefits of our complete separation from MRV in a tax-efficient manner. See “Use of Proceeds.”

Through this offering and if MRV were to complete the potential distribution, we believe we would be able to realize the following benefits:

•	Focused fiber optic communications products company. As a wholly-owned subsidiary of MRV, we have been required to share budgeted funds and other resources with MRV as a whole. Having to compete with MRV’s other businesses has prevented us from being able to grow our business to its full potential. Our separation from MRV will allow management to focus attention solely on the needs of our business. As a company dedicated to the design, manufacture and distribution of optical communications products, we expect to be in a better position to grow our business and serve our customers more effectively through quicker decision-making, more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to customers and markets.

•	Ability to extend our customer base through the reduction of perceived customer conflicts. Differences in our business as compared to MRV’s business have required the businesses to be operated separately. Although MRV currently operates the businesses separately, we believe that a number of our existing or targeted customers may be reluctant to make significant purchases from us while we are part of MRV because these customers compete with MRV. Through our separation from MRV and the potential distribution, we would free ourselves of this perceived conflict, allowing us to broaden and deepen our customer relationships and grow our business.

•	Incentives for employees more directly linked to our performance. We expect to enhance our employees’ motivation and to strengthen our management’s focus through incentive compensation programs tied to the market performance of our common stock. Our separation from MRV will enable us to offer our employees compensation more directly linked to the performance of our business than we can as a part of MRV. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

•	Direct access to capital markets. If we were to remain a wholly-owned subsidiary of MRV, we would most likely be unable to ensure a flow of capital resources at a level necessary to grow our business. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Market recognition of the value of our business. As a separate, stand-alone company, we would be able to offer a more focused investment opportunity than that currently presented by an investment in MRV. In particular, our status as a separate company would result in increased liquidity in our capital stock and broaden the share ownership base. We expect that this will promote a more efficient equity valuation of our company.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business.

We will enter into agreements with MRV related to the separation of our business operations from MRV. These agreements will govern various interim and ongoing relationships between MRV and us. In addition, these agreements will provide for, among other things, the contribution and transfer from MRV to us of the stock of Fiberxon and liabilities associated with our business. For more information regarding the assets and liabilities transferred to us, see “Arrangements Between Source Photonics and MRV” and the combined financial statements of Source Photonics, Inc. and Fiberxon, Inc. and the notes to these statements that are included elsewhere in this prospectus. MRV’s contribution of Fiberxon’s capital stock to us and the potential distribution of our Class B common stock by MRV to its stockholders, if such a distribution occurs, are intended to be tax-free transactions to MRV. However, we have agreed to indemnify MRV against any and all tax-related liabilities incurred by them relating to the contribution or the potential distribution to the extent caused by an acquisition of our assets or stock (other than pursuant to the contribution), or other actions by us. For more information, see “Arrangements Between Source Photonics and MRV — Tax Sharing Agreement.” All of the agreements providing for our separation from MRV were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from MRV. We believe that the terms of these agreements are fair. However, the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related to Our Relationship with MRV.”

Recent Acquisition

On July 1, 2007, MRV acquired the outstanding capital stock of Fiberxon, a provider of optical components and subsystems for approximately $131.0 million, consisting of cash, a deferred consideration obligation, shares of common stock of MRV, and options to purchase common stock of MRV. Prior to completion of this offering, MRV intends to contribute the capital stock of Fiberxon to us as part of one overall plan to effect our separation from MRV. MRV has accounted for the acquisition of Fiberxon under the purchase method and therefore we have included results of operations of Fiberxon in our combined consolidated financial statements beginning on July 1, 2007. For further information on this acquisition and the contribution of the acquired stock to us, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” and “Arrangements between Source Photonics and MRV” later in this prospectus.

Key Risks

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	we have had net losses in four of the last five years, including in 2007;

•	we are dependent on a few customers, particularly Tellabs, Inc., which accounted for nearly 50 percent and percent of our revenue during the years ended December 31, 2006 and 2007, respectively;

•	we are dependent on various suppliers and contract-manufacturing partners;

•	we face risks associated with our operations and facilities located in China; and

•	we will use a substantial portion of the net proceeds of this offering to repay MRV for the cash it utilized towards and the balance it owes of the purchase price for Fiberxon, and to repay other indebtedness to MRV.

For further discussion of these and other risks you should consider before making an investment in our Class A common stock, see the section entitled “Risk Factors” beginning on page 10.

The Offering

Common stock offered:

Class A common stock	shares

Common stock to be outstanding after this offering:

Class A common stock	shares

Class B common stock	shares

Common stock to be held by MRV immediately after this offering:

Class A common stock	None

Class B common stock	shares

Voting rights:

Class A common stock	One vote per share

Class B common stock	votes per share

Dividend policy:	We do not anticipate paying any cash dividends on our common stock for the foreseeable future. See “Dividend Policy” for a discussion of the factors that will affect the determination by our board of directors to declare dividends, as well as other matters concerning our dividend policy.

Use of proceeds:	We will receive net proceeds from this offering of approximately $ million, after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering and the related transactions. We will distribute to MRV approximately $ million of the net proceeds from this offering and use approximately $ million of those net proceeds for general corporate purposes. The distribution amount to MRV repays (a) approximately $ million to MRV, which represents cash that MRV used to acquire Fiberxon and to pay expenses that MRV incurred and paid in connection with that acquisition, (b) approximately $ million of deferred consideration payable in connection with that acquisition, which represents the value of % of the number of shares of our common stock outstanding immediately prior to this offering based on the price per share of our Class A common stock in this offering, and constitutes the balance of the purchase price for Fiberxon owed by MRV to Fiberxon’s former stockholders, and (c) repay approximately $ to MRV, representing a portion of advances towards our working capital received from MRV over the past fiscal years.

Risk factors:	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Proposed NASDAQ symbol:	SRSE

Unless we specifically state otherwise, all share and per share information and information regarding our Class A and Class B common stock in this prospectus (other than financial information included in our financial statements or derived from them) gives effect to our corporate reorganization to be consummated prior to completion of this offering, but does not reflect:

•	shares of Class A common stock available as of , 2008 for future issuance under our 2007 Omnibus Incentive Plan;

•	shares of Class A common stock underlying restricted stock units issued under our 2007 Omnibus Incentive Plan as of , 2008;

•	shares of Class A common stock underlying options to be issued under our 2007 Omnibus Incentive Plan concurrent with consummation of this offering;

•	a currently estimated shares of Class A common stock (based on an assumed initial public offering price of $ per share in this offering) underlying options to be issued to employees, directors and consultants of Source Photonics and MRV and their subsidiaries concurrently with the distribution, if such distribution occurs, as described in “Arrangements Between Source Photonics and MRV — Employee Matters Agreement — Treatment of MRV Options”; and

•	shares of Class A common stock issuable upon exercise of the underwriters’ overallotment option.

Immediately upon completion of this offering, MRV will own all of our Class B common stock and there will be no shares of our Class B common stock reserved or available for issuance upon the grant of awards under our 2007 Omnibus Incentive Plan, nor any options or other securities exercisable for shares of our Class B common stock.

Additional Information

In this prospectus:

•	“we,” “us,” “our company,” “our” and “Source Photonics” refer to Source Photonics, Inc., and its subsidiaries (including Fiberxon and its subsidiaries, except where the context indicates otherwise);

•	“Fiberxon” refers to Fiberxon, Inc. and its subsidiaries;

•	“MRV” refers to MRV Communications, Inc., our parent;

•	“Class A common stock” refers to our Class A common stock, par value $0.001 per share;

•	“Class B common stock” refers to our Class B common stock, par value $0.001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macao;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, of which “yuan” is the base unit; and

•	all references to “U.S. dollars,” “dollars” or “$” are to the legal currency of the United States.

We own or have rights to trademarks that we use in conjunction with the sale of our products, and we intend to apply for the registration of other trademarks.

We were incorporated in Delaware in July 2001, under the name Luminent, Inc. and changed our name to Source Photonics, Inc. in December 2007. Our principal executive offices are located at 20550 Nordhoff Street, Chatsworth, California 91311. Our telephone number is (818) 773-9044 and our fax number is (818) 576-9456.

Summary Historical and Pro Forma Combined Financial Data

The following table presents our summary financial data. The statements of operations data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited combined financial statements which are included elsewhere in this prospectus. The unaudited statements of operations data for the nine months ended September 30, 2006 and September 30, 2007 and the unaudited balance sheet data as of September 30, 2007 are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

The unaudited pro forma combined statements of operations data were prepared as if the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV, had occurred as of January 1, 2006 for the pro forma year ended December 31, 2006, and as of January 1, 2007 for the pro forma nine months ended September 30, 2007. The unaudited pro forma combined balance sheet data were prepared as if the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on December 31, 2006. We have not provided a pro forma combined balance sheet as of September 30, 2007 as our unaudited combined balance sheet as of September 30, 2007 already combines the Source Photonics and Fiberxon balance sheet data as of that date.

The summary historical and pro forma financial data should be read in conjunction with our audited financial statements and notes to the audited combined financial statements. You should read “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and

Results of Operations,” our combined financial statements and the accompanying notes and Fiberxon’s consolidated financial statements and accompanying notes included elsewhere in this prospectus.

The unaudited pro forma combined financial information does not purport to represent what our financial position and results of operations actually would have been had the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on the dates indicated or to project our future financial performance.

The unaudited pro forma combined statements of operations data do not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company. MRV allocated to our company costs incurred relating to general corporate expenses, employee benefits and incentives totaling $679,000 and $504,000, for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. Following the completion of this offering, we will assume responsibility for substantially all of these services and their related expenses, subject to the continued provision of certain of these services by MRV pursuant to a transitional services agreement discussed in “Arrangements Between Source Photonics And MRV-Transitional Services Agreement.”

					Nine Months Ended
	Years Ended December 31,				September 30,
				Pro Forma(1)			Pro Forma(1)
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)

Statements of Operations Data:
Revenue	$45,534	$49,407	$92,183	$140,277	$66,440	$92,958	$132,422
Cost of goods sold	39,136	44,222	74,959	110,394	53,254	74,150	103,674

Gross profit	6,398	5,185	17,224	29,883	13,186	18,808	28,748
Operating costs and expenses:
Product development and engineering	6,796	6,684	8,031	14,762	6,094	7,616	10,870
Selling, general and administrative	8,777	7,560	9,981	21,994	7,248	10,366	16,226
Amortization of intangibles	—	—	—	2,025	—	806	2,119

Total operating costs and expenses	15,573	14,244	18,012	38,781	13,342	18,788	29,215

Operating income (loss)	(9,175)	(9,059)	(788)	(8,898)	(156)	20	(467)
Interest expense	(17)	(42)	(25)	(145)	(19)	(221)	(326)
Other income (expense), net	337	512	401	(1,087)	(136)	(369)	(1,269)

Income (loss) before taxes	(8,855)	(8,589)	(412)	(10,130)	(311)	(570)	(2,062)
Provision (benefit) for taxes	—	—	(1,619)	(1,025)	—	782	1,404

Net income (loss)	$(8,855)	$(8,589)	$1,207	$(9,105)	$(311)	$(1,352)	$(3,466)

Basic and diluted(2):
Net income (loss) per share	$(8,855)	$(8,589)	$1,207	$(9,105)	$(311)	$(1,352)	$(3,466)
Weighted average shares	1	1	1	1	1	1	1

	At September 30,
		Pro Forma
	2007	as Adjusted(3)
	(unaudited)	(unaudited)
	(in thousands)

Balance sheet data:
Cash and cash equivalents	$6,609
Working capital	45,592
Total assets	228,906
Total long-term liabilities	4,164
Stockholder’s equity	173,491

(1)	The unaudited pro forma Statements of Operations gives effect to the integration of Fiberxon as of January 1, 2006 for the pro forma year ended December 31, 2006, and as of January 1, 2007 for the pro forma nine months ended September 30, 2007. The unaudited pro forma Statements of Operations combined our Statements of Operations for the year ended December 31, 2006 and nine months ended September 30, 2007 with the Statements of Operations for those periods of Fiberxon, Inc. See “Unaudited Pro Forma Condensed Combined Financial Information” included herein.

(2)	See Note 2 of the Notes to the Combined Financial Statements of Source Photonics and Fiberxon for an explanation of how the number of shares used in calculating this per share data was determined.

(3)	The “as adjusted” amounts give effect to the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share and the application of the proceeds to our working capital, net of estimated underwriting discounts and commissions, estimated offering expenses of $ and estimated distribution of $ to MRV as described in “Use of Proceeds.”

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business and Industry

We derive a substantial portion of our revenue from a few customers and a material portion from one customer. Our revenue would decline significantly if this customer or one or more of our other substantial customers cancels, reduces or delays purchases of our products.

A small number of our customers or their predecessors, namely, Alcatel-Lucent and Tellabs, Inc., together accounted for 38%, 42% and 57% of our aggregate revenue during the years ended December 31, 2004, 2005 and 2006, respectively. Of these customers and during these same years, Tellabs accounted for 38%, 40% and 49% of our revenue, respectively. Among other projects, Tellabs supplies Verizon for its large-scale deployment of fiber optic technology to individual homes and businesses to replace copper wire. Called fiber-to-the-premise, or FTTP, the technology provides the bandwidth and speed to make available an array of services that Verizon markets under the brand name “FiOS.” While our financial performance during those years benefited from the increased revenue through Tellabs, along with Alcatel-Lucent, Motorola, Inc. and ZTE Corporation, our results would suffer materially if we lost Tellabs or two or more of these other customers or if Tellabs or these customers substantially reduced their orders, whether due to changes in industry standards or the customers’ desire to source components from additional suppliers. In addition, our sales are made on credit and our results of operations would be adversely affected if Tellabs or two or more of these other customers were to experience unexpected financial reversals resulting in it or them being unable to pay for our products.

Our quarterly operating results are subject to significant fluctuations, and you should not rely on them as an indication of our future performance. Our operating results could fluctuate significantly from quarter to quarter and year to year.

Our operating results for a particular quarter are extremely difficult to predict. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as:

•	the cancellation or postponement of orders;

•	the timing and amount of significant orders;

•	our success in developing, introducing and shipping product enhancements and new products;

•	the mix of products we sell;

•	software, hardware or other errors in the products we sell requiring replacements or increased warranty reserves;

•	our annual reviews of goodwill and other intangibles that lead to impairment charges;

•	new product introductions by our competitors;

•	the timing of delivery and availability of components from suppliers;

•	readiness of customer sites for installation;

•	political stability in the areas of the world in which we operate in;

•	changes in material costs;

•	currency fluctuations;

•	changes in accounting rules; and

•	general economic conditions as well as changes in such conditions specific to our market segments.

Moreover, the volume and timing of orders we receive during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below these forecasts or if customers do not control inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our expense levels during any particular period are based, in part, on expectations of future revenue. If revenue in a particular quarter does not meet expectations, our operating results could be materially adversely affected.

Because of these and other factors, you should not rely on quarter to quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common stock to decline. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline.

If we cannot increase our sales volumes, reduce our costs or introduce higher margin products to offset anticipated reductions in the average selling price of our products, our operating results will suffer.

We have experienced decreases in the average selling prices of some of our products. We anticipate that as products in the optical networking market increasingly become a commodity, the average selling price of our products may decrease in response to competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our revenue and gross margins will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products and we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our financial position may be harmed and our stock price may decline.

Our gross margins may fluctuate from period to period and may be adversely affected by a number of factors.

Our gross margins typically fluctuate from quarter to quarter within a year, as well as from year to year. For example, our historical gross margins were 14%, 11% and 19% for the years ended December 31, 2004, 2005 and 2006, respectively. Our pro forma gross margins were 21% and 22% giving effect to the integration of Fiberxon and its contribution to us as of January 1, 2006 for the year ended December 31, 2006 and January 1, 2007 for the nine months ended September 30, 2007, respectively. These yearly and quarterly fluctuations in our margins have been affected, often adversely, and may continue to be affected, by numerous factors, including:

•	increased price competition, including competition from low-cost producers in Asia;

•	decreases in average selling prices of our products due to overcapacity and market factors such as the introduction of new and more technologically advanced products and excess inventories, increased sales discounts and new product introductions;

•	the mix in any period or year of higher and lower margin products and services;

•	sales volume during a particular period or year;

•	charges for excess or obsolete inventory;

•	changes in the prices or the availability of components needed to manufacture our products;

•	the relative success of our efforts to reduce product manufacturing costs, such as the transition of our optical component manufacturing to our Taiwan facility or to low-cost third party manufacturers in China or in the future to our planned consolidated facility in Chengdu, China;

•	our introduction of new products, with initial sales at relatively small volumes with resulting higher production costs; and

•	increased warranty or repair costs or reserves.

We expect gross margins generally and for specific products to continue to fluctuate from quarter to quarter and year to year.

We have had net losses in four of the last five years. We may never be profitable on a sustained basis.

Although we reported net income of $1.2 million for the year ended December 31, 2006, our net income during the year ended December 31, 2006 was the result of our reversal of the valuation allowance previously recorded against deferred income tax assets that we believe will now be realized. We reported net losses in each of the preceding four years and we reported operating losses of $788,000 for the year ended December 31, 2006. During the four years in the period ended December 31, 2005, our financial results were adversely affected by charges resulting from acquisitions made in 2000, restructuring charges we made in 2001 and the general, world-wide technology-industry slowdown compared to business levels before 2001 that adversely impacted our business and resulted in:

•	reduced demand for our products;

•	increased risk of excess and obsolete inventories;

•	increased price competition for our products;

•	excess manufacturing capacity; and

•	higher overhead costs as a percentage of revenue.

We anticipate continuing to incur significant sales and marketing, product development and general and administrative expenses and, as a result, we will need to contain expense levels and increase revenue levels in an effort to maintain profitability in future quarters. However, we may not be successful and we may never be profitable on a sustained basis.

Our products are deployed in large and complex systems and may contain defects that are not detected until after our products have been installed, which may cause us to incur significant costs, divert our attention from product development efforts or damage our reputation and cause us to lose customers.

Our products are complex and undergo quality testing as well as formal qualification by both our customers and us. However, defects may be found from time to time. Our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios and over varying amounts of time. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable in testing or that are detected only when products age or are operated under peak stress conditions), our products may fail to perform as expected long after customer acceptance. Failures could result from faulty components or design, problems in manufacturing or other unforeseen reasons. As a result, we could incur significant costs to repair and/or replace defective products under warranty, particularly when such failures occur in installed systems. We have experienced such failures in the past and will continue to face this risk going forward, as our products are widely deployed throughout the world in multiple demanding environments and applications. In addition, we may in certain circumstances honor warranty claims after the warranty has expired or for problems not covered by warranty in order to maintain customer relationships. Although we have limited by contract the types of damages customers may seek in conjunction with a warranty claim, Fiberxon did not do so and as a result we currently bear increased exposure to damages upon claims related to historical Fiberxon products. We believe that our warranty reserves adequately address our potential exposure to liability for warranty claims. Our warranty reserves are based on historical return rates, our average material costs incurred to repair items, including labor costs, and, with respect to Fiberxon, the lack of contractual limitations on such claims in some instances. The warranty reserves are evaluated and adjusted based on updated experience.

In addition, our products are typically embedded in, or deployed in conjunction with, our customers’ products, which incorporate a variety of components and may be expected to interoperate with modules produced by third parties. As a result, not all defects are immediately detectable and when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts, cause significant customer relation problems or loss of customers and harm our reputation and brand, any of which could materially and adversely affect our business.

If the optical networking market generally and the FTTP market particularly does not continue to develop and expand as we anticipate, demand for our products may decline, which would negatively impact our revenue, operating results and business model.

Our business is completely dependent on the deployment of our optical component products. Our future success depends on the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optic infrastructure. For our business model, we are relying on increasing demand for video, voice and other data delivered over high-bandwidth network systems as well as commitments by network systems vendors to invest in the expansion of the global information network. As network usage and bandwidth demand increase, so does the need for advanced optical networks to provide the required bandwidth. Without network and bandwidth growth, the need for our optical subsystems, and hence our future growth as a manufacturer of these products, is jeopardized. Currently, while increasing demand for network services and for broadband access, in particular, is apparent, growth is potentially limited by several factors, including, among others, an uncertain regulatory environment, reluctance from content providers to supply video and audio content over the communications infrastructure, and uncertainty regarding long-term sustainable business models as multiple industries such as cable TV, traditional telecommunications, wireless, satellite, etc., offer non-complementary and competing content delivery solutions. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt optical media in their access networks if alternative technologies or products that provide similar benefits and could be considered more cost effective than FTTP deployments emerge or supplant optical networking to the premises as the future solution to increasing demands for bandwidth. Future demand for our products is uncertain and will depend to a great degree on the speed of the widespread adoption and upgrading of optical networks and the continued deployment of FTTP infrastructure. Ultimately, if long-term expectations for network growth and bandwidth demand are not realized or do not support FTTP deployments, our business would be significantly harmed. If the transition to optical networks with FTTP access occurs too slowly, the market for our products and the growth of our business will be significantly limited.

Our customers may adopt alternate technologies for which we do not produce products or for which our products are not adaptable.

The market for our products is characterized by rapidly changing technology, evolving industry standards and new product introductions, which may minimize the demand for our existing products or render them obsolete. Our future success will depend in part upon our ability to enhance existing products and to develop and introduce new products that address such changes in technology and standards and respond to our customers’ potential desire to adopt such technologies in place of those supported by our current product offerings. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends as well as precise technological execution. Further, the development cycle for products integrating new technologies or technologies with which we are not as familiar may be longer and more costly than our current product development process. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products, and the new products may not be successfully commercialized. These costs and delays may prevent us from being able to establish a market position with respect to such new technologies and industry standards or be as responsive as we would like to our customers’ demands for such products, thus adversely affecting our results of operations and our customer relationships.

Competition in the optical networking market is ever increasing, which could reduce our revenue and gross margins or cause us to lose market share.

Competition in the optical networking market in which we compete is intense. We face competition from several companies, including, in the passive optical network, or PON, product segment, Delta Electronics, Inc., EMCORE Corporation, Ligent Photonics, Inc., NEC Corporation and NeoPhotonics Corporation, and in the transceiver segment, ExceLight Communications, Inc., a wholly-owned subsidiary of Sumitomo Electric Industries, Ltd., Finisar Corporation, JDS Uniphase Corporation, NeoPhotonics Corporation, Opnext Inc., Oplink Communications, Inc., Optium Corporation and Wuhan Telecommunication Devices Co., Ltd.

Many of our competitors are larger than we are and have significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves, and are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share.

Additional competitors may enter the market, and we are likely to compete with new companies in the future. Companies competing with us may introduce products that are more competitively priced, have increased performance or functionality, or incorporate technological advances that we have not yet developed or implemented, and may be able to react more quickly to changing customer requirements and expectations. There is also the risk that network systems vendors may re-enter the subsystem market and begin to manufacture in-house the optical subsystems incorporated into their network systems. Increased competitive pressure or a decision by any of our significant customers, each of which has the financial resources to acquire one of our competitors or otherwise produce internally products comparable to those that we supply for inclusion in their network systems. We also expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors.

As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins or loss of market share.

The evident trend of consolidations in our industry could make us dependent on an even smaller number of customers.

The fiber optics networking industry, which constitutes our customer base, is dominated by a small number of large companies and is currently consolidating. Consolidation reduces the number of potential customers in the industry, and may increase our dependence on an even smaller number of customers.

To grow our business, we need to increase revenue within our existing customer base and add revenue from new customers.

The optical networking market is characterized by rapidly changing technology, increasing product capabilities, frequent new product introductions, changes in customer requirements, unpredictable rates of product deployment and evolving industry standards. To grow our business, we need to increase revenue both from within our existing customer base and by selectively adding new customers. We believe that our success in increasing revenue in this market will depend on:

•	sustaining and enhancing our relationships with our existing customers and attracting new customers by maintaining our technological expertise to improve the performance of our existing products and to develop new products;

•	leveraging our existing approved vendor status with key customers successfully to qualify our products into additional optical systems of these customers;

•	investing in the expansion of our manufacturing capabilities and improving process efficiencies by adding and enhancing automated processes, quality systems and capacity;

•	predicting accurately and developing our products to meet evolving industry standards and focusing our resources in close consultation with our customers to address their most complex challenges through further integration into their product development process, thereby delivering high-performance optical subsystems; and

•	fostering the awareness of potential end-users, network service providers and telecommunication carriers about the benefits of optical networks generally and FTTP capabilities particularly.

The above or other strategies that we employ in an effort to increase our revenue may not be successful, in which event our revenue may not grow and could decline.

The long and uncertain sales cycles for our products may cause our revenue and operating results to vary from quarter to quarter, which could cause volatility in our stock price.

The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of up to one year or more. In addition, some of our customers require that our products be subjected to life-time and reliability testing, which can take up to nine months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and product development expenses to customize our products to the customer’s needs. We may also expend significant management effort, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Moreover, after acceptance of orders, our customers often change the scheduled delivery dates of their orders. Because of the evolving nature of the optical networking market, we cannot predict the length of these sales, development or delivery cycles. As a result, fluctuations in our sales cycles may cause our revenue and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

If our customers do not qualify our products or if their customers do not qualify their products, our results of operations may suffer.

Most of our customers do not purchase our products prior to qualification of the products and satisfactory completion of factory audits and vendor evaluation. Our existing products, as well as each new product, must pass through varying levels of qualification with our customers. In addition, because of rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenue from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized custom design projects. It is difficult to predict with any certainty whether our customers will delay or terminate product qualification or the frequency with which customers will cancel or modify their projects, but any such delay, cancellation or modification could have a negative effect on our results of operations.

If network service providers that purchase systems from our customers fail to qualify or delay qualifications of any products sold by our customers that contain our products, our business could be harmed. The qualification and field-testing of our customers’ systems by network service providers is long and unpredictable. This process is not under the control of our company or our customers, and, as a result, timing of our sales is unpredictable. Any unanticipated delay in qualification of one of our customers’ network systems could result in the delay or cancellation of orders from our customers for components and systems included in the applicable network system and could harm our results of operations.

Our customers may elect to in-source production of certain components they traditionally have purchased from us, resulting in decreases in our revenue.

Our revenue may decrease if certain of our direct and indirect significant customers, such as Verizon, or a substantial number of our customers overall chose to in-source production of the various types of components they currently purchase from us. If we cannot find alternate customers to purchase such components going forward, we may suffer not only a reduction in revenue, but may also have excess capacity in our production facilities and under-utilized employees, undermining the overall efficiency and productivity of our operations.

We do not have long-term volume purchase contracts with our customers, so our customers may increase, decrease, cancel or delay their buying levels at any time with minimal advance notice to us, which may significantly harm our business.

Our customers typically purchase our products pursuant to individual purchase orders. While our customers generally provide us with their demand forecasts, in most cases they are not contractually committed to buy any quantity of products beyond firm purchase orders. Our customers may increase, decrease, cancel or delay purchase orders already in place. If any of our major customers decrease, stop or delay purchasing our products for any reason, our business and results of operations would be harmed. Cancellation or delays of such orders may cause us to fail to achieve our short- and long-term financial and operating goals. In the past, during periods of severe market downturns, certain of our largest customers canceled significant orders with us and our competitors which resulted in losses of sales and excess and obsolete inventory, that led to inventory and asset disposals throughout the industry. Similarly, decreases or deferrals of purchases by our customers may significantly harm our industry and specifically our business in these and in additional unforeseen ways, particularly if they are not anticipated.

We may suffer losses as a result of entering into fixed price contracts.

From time to time we enter into contracts with certain customers where the price we charge for particular products is fixed. Although our estimated production costs for these products is used to compute the fixed price for sale, if our actual production cost exceeds the estimated production cost because of our inability to timely obtain needed components or at all or for other reasons, we may incur a loss on the sale. Sales of material amounts of products on a fixed price basis where we have not accurately predicted the production costs could have a material adverse affect on our results of operations.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain existing personnel or hire additional qualified personnel, our ability to manufacture or sell our products could be harmed.

Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel, as identified in the section entitled “Management-Directors, Executive Officers and Key Employees.” These individuals currently play and are expected to play vital administrative and leadership roles in our integration of Fiberxon, our preparation for our separation from MRV and our transition to public company compliance. Any of our key employees, including our Chief Executive Officer, may terminate his or her employment at any time. In addition, we do not have key person life insurance policies covering any of our employees.

In order to implement our business plan, we must hire a significant number of additional employees, particularly engineering and manufacturing personnel. Our ability to continue to attract and retain highly skilled employees will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to complete development and launch of new products timely and to manufacture and sell our products efficiently.

There is a limited number of potential suppliers for certain components. In addition, we depend on a limited number of suppliers whose components have been qualified into our products and who could disrupt our business if they stop, decrease, delay shipments or if the components they ship have quality or consistency issues. We may also face component shortages if we experience increased demand for modules and components beyond what our qualified suppliers can deliver.

Our customers generally restrict our ability to change the component parts in our modules without their approval, which for less critical components may require as little as a specification comparison and for more critical components, such as lasers, photodetectors and key integrated circuits, as much as repeating the entire qualification process. We depend on a limited number of suppliers of key components we have qualified to use in the manufacture of certain of our products. Some of these components are available only from a sole source or have been qualified only from a single supplier. We typically have not entered into long-term agreements with our suppliers and, therefore, our suppliers could stop supplying materials and equipment at any time or fail to supply adequate quantities of component parts on a timely basis. It is difficult, costly, time consuming and, on short notice, sometimes impossible for us to identify and qualify new component suppliers. The reliance on a sole supplier, single qualified vendor or limited number of suppliers could result in delivery and quality problems, reduced control over product pricing, reliability and performance and an inability to identify and qualify another supplier in a timely manner. We have in the past had to change suppliers, which, in some instances, has resulted in delays in product development and manufacturing until another supplier was found and qualified. Any such delays in the future may limit our ability to respond to changes in customer and market demands. During the last several years, the number of suppliers of components has decreased significantly and, more recently, demand for components has increased rapidly. Any supply deficiencies relating to the quality or quantities of components we use to manufacture our products could adversely affect our ability to fulfill customer orders and our results of operations.

We rely substantially upon a limited number of contract manufacturing partners and if these contract manufacturers fail to meet our short- and long-term needs and contractual obligations, our business may be negatively impacted.

We rely to a significant extent on a limited number of contract manufacturers to assemble, manufacture and test our finished goods. The qualification and set up of these independent manufacturers under quality assurance standards is an expensive and time-consuming process. Certain of our independent manufacturers have a limited history of manufacturing optical modules or components. In the past, we have experienced delays or other problems, such as inferior quality, insufficient quantity of product and an inability to meet cost targets, which have led to delays in our ability to fulfill customer orders. Additionally, in the past, we have been required to qualify new contract manufacturing partners and replace contract manufacturers, which led to delays in deliveries. Any future interruption in the operations of these manufacturers, or any deficiency in the quality, quantity or timely delivery of the components or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers or require us to contract with and qualify new contract manufacturing partners. As a result, we may lose existing or potential customers or orders and our business may be negatively impacted.

If we fail to forecast component and material requirements accurately for our manufacturing facilities, we could incur additional costs or experience manufacturing delays.

We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our revenue.

We face increased risks associated with our increasing consolidation of our PRC-based manufacturing operations in a single location in Chengdu, China.

Historically, we have manufactured most of our products in Taiwan, with some reliance on contract manufacturers in China as well, and Fiberxon manufactured its products in China. We anticipate consolidating our PRC-based manufacturing operations at a single location in Chengdu, China beginning in the second quarter of 2008. Although we believe that the consolidation process should take 18 to 24 months to complete, we could experience delays if we do not receive necessary permits from the local regulatory authorities as quickly as anticipated or if we are not able to transition our staff and equipment to our new facilities efficiently, and such delays could result in short-term reductions in our production capabilities or an inability to increase production consistent with our long-term plans. In addition, we may experience higher manufacturing losses and lower gross margins due to the need to maintain older production lines while at the same time incurring expenses related to the consolidation process. Once the consolidation effort is complete, we will face increased risk of loss from any disruption of operations in Chengdu affecting our consolidated facility. Damage to our Chengdu manufacturing facility due to fire, contamination, natural disaster, power loss, unauthorized entry or other events could force us to cease manufacturing our products, resulting in loss of revenue and breached customer contracts. In addition, if the facility or the equipment in the facility is significantly damaged or destroyed for any reason, we may be unable to reallocate efficiently or replace our manufacturing capacity for an extended period of time, and our business, financial condition and results of operations would be materially and adversely affected. Although our current manufacturing facilities each have a disaster recovery plan, and we intend to adopt a similar plan for the consolidated Chengdu facility, we cannot assure you that efforts will proceed according to such plans or that the plans adequately address all potential risks and outcomes. In addition, if the governmental regulations and special incentives pursuant to which we have negotiated use of our facility in Chengdu change, the perceived benefits from such consolidation of our PRC-based manufacturing efforts in Chengdu may not be realized fully or at all.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our sales, competitive position and reputation.

We may experience low manufacturing yields or higher than expected costs.

Manufacturing yields depend on a number of factors, including the stability and manufacturability of the product design, manufacturing improvements gained over cumulative production volumes, the quality and consistency of component parts and the nature and extent of customization requirements by customers. Higher volume demand for more mature designs requiring less customization generally results in higher manufacturing yields than products with lower volumes, less mature designs and extensive customization. Capacity constraints, raw materials shortages, logistics issues, the introduction of new product lines and changes in our customer requirements, manufacturing facilities or processes or those of our third party contract manufacturers and component suppliers have historically caused, and may in the future cause, significantly reduced manufacturing yields, negatively impacting the gross margins on and our production capacity for those products. Our ability to maintain sufficient manufacturing yields is particularly important with respect to certain products we manufacture such as lasers and photodetectors as a consequence of the long manufacturing process. Moreover, an increase in the rejection and rework rate of products during the quality control process before, during or after manufacture would result in lower yields, gross margins and production capacity. Finally, manufacturing yields and margins can also be lower if we receive and inadvertently use defective or contaminated materials from our suppliers. Because a significant portion of our manufacturing costs is relatively fixed, manufacturing yields may have a significant effect on our results of operations. Lower than expected manufacturing yields could delay product shipments and decrease our revenue and gross margins.

Our future success depends on our ability to develop and introduce successfully new and enhanced products that meet the needs of our customers.

Our future success depends on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we transfer production processes effectively from research and product development to manufacturing and coordinate our efforts with those of our suppliers to achieve volume production rapidly. If we fail to transfer production processes effectively, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our revenue may decline.

We will incur potentially significant increased costs as a result of operating as a public company independent of MRV. We have no history as an independent company.

Although we bore a portion of MRV’s costs in connection with its compliance activities as a public company, as a public company in our own right, we will incur additional legal, accounting and other expenses that we did not incur as a private company, primarily related to compliance with SEC and NASDAQ reporting and other regulatory requirements. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and NASDAQ, have imposed various requirements on public companies, including requiring changes in corporate governance practices from those existing prior to July 30, 2002. Our management and other personnel will need to devote a substantial amount of time to complying with the rules and regulations implemented. Although we have participated in MRV’s public reporting process, in particular the preparation of its consolidated financial statements, and have been allocated a portion of the related legal and accounting expense, we will experience an incremental increase in such expenses once we are subject to our own reporting obligations and compliance with such rules and regulations.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Under current rules, commencing with respect to our year ending December 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. Full compliance with Section 404 will increase our legal and financial compliance costs and will make some of our activities more time-consuming and costly.

As the sole focus of our auditors rather than being part of a larger enterprise, the testing by our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404, which will include compliance by Fiberxon, whose management and accounting personnel have limited experience in this area, will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies material weaknesses in our internal control over financial reporting, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Prior to MRV’s acquisition of Fiberxon, allegations of financial and accounting irregularities were revealed. If we failed to identify all of the irregularities, we may have to restate our and Fiberxon’s financial statements, which could negatively impact the price of our common stock.

We are in the process of implementing our internal controls over financial reporting and procedures throughout Fiberxon’s operations and taking other remedial actions designed to prevent the reoccurrence of pre-acquisition accounting irregularities discovered in Fiberxon’s financial statements. Prior to MRV’s acquisition of Fiberxon, allegations of financial and accounting irregularities were revealed that called into question the reliability of Fiberxon’s consolidated financial statements for its fiscal years ended December 31, 2004 and 2005 and raised serious concerns regarding Fiberxon’s financial reporting processes. These irregularities led to the departure of both Fiberxon’s chief executive officer (principal executive officer) and its vice president of finance (principal financial and accounting officer), in early 2007 prior to the closing of MRV’s acquisition of Fiberxon and led to investigations by Fiberxon’s audit committee into the nature and extent of the irregularities and their effect on Fiberxon’s historical financial statements as well as those to be prepared for its fiscal year ended December 31, 2006. Further, in June 2007 the independent auditors engaged by Fiberxon to audit its financial statements at and for each of the three years ended December 31, 2006 reported to Fiberxon’s audit committee that in addition to irregularities identified and reported by Fiberxon’s audit committee, Fiberxon’s independent auditors had identified a number of serious issues and encountered significant difficulties in the performance of its audit that, in the view of Fiberxon’s auditors, called into question Fiberxon’s ability to: maintain reliable financial reporting systems including accounting books and records, in conformity with accounting principles generally accepted in the United States or the PRC; identify, and ensure that Fiberxon complies with, the laws and regulations applicable to its activities and to inform Fiberxon’s auditors of any known material violations of such laws or regulations; adjust Fiberxon’s financial statements to correct material misstatements; and make all financial records and related information available to its auditors. In the view of Fiberxon’s auditors, these matters also raised doubt regarding the ability of Fiberxon’s departed management to provide its auditors the written representations required under auditing standards generally accepted in the United States.

After MRV’s acquisition of Fiberxon, MRV engaged third parties who conducted internal investigations and concluded that the actions resulting in the financial and accounting irregularities were limited to the ex-chief executive officer and the ex-vice president of finance. In addition, MRV engaged third parties to reconstruct the financial statements of Fiberxon for each of the three years ended December 31, 2006, and the six months ended June 30, 2006 and 2007. Based upon the reconstructed financial statements, BDO Shenzhen Dahua Tiancheng, an independent registered accounting firm, conducted an audit of Fiberxon’s balance sheets at December 31, 2005 and 2006 and Consolidated Statements of Operations for each of the three years ended December 31, 2006. However, Fiberxon’s financial statements for the six month period ended June 30, 2007 were not audited. Despite the results of MRV’s third party investigations, we cannot provide absolute assurance that the conduct that resulted in the financial and accounting irregularities affecting Fiberxon’s pre-reconstructed financial statements were limited to the misconduct of the ex-chief executive officer and the ex-vice president of finance or that there was no other past misconduct or irregularities, not currently known to us, that might result in further material adjustments to Fiberxon’s financial statements and, as a result, our pro forma combined financial statements. If, as a consequence of the discovery of additional financial irregularities, material adjustments to, or a restatement of, our financial statements were necessary, it could erode investor confidence in our ability to provide accurate financial statements and negatively impact the price of our common stock.

If we fail to implement and maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or our independent registered public accounting firm’s report on our internal controls over financial reporting may have an adverse impact on the price of our common stock and may require significant management time and resources to remedy. For example, in connection with the previously disclosed accounting irregularities at Fiberxon prior to its acquisition, we have taken remediation steps that include the following:

•	We have further engaged one of the firms responsible for the reconstruction of Fiberxon’s financial statements to assist us in prioritizing and implementing key internal controls at Fiberxon that are comparable to those underlying our financial reporting process.

•	We have implemented a new financial reporting structure under which all financial and accounting matters are reported directly to our Chief Financial Officer.

•	We have hired a new vice president finance based in China with U.S. public company experience and five additional financial and accounting professionals to support her.

We continue to assess and take steps designed to improve Fiberxon’s internal controls over financial reporting and procedures; however, if these accounting controls and procedures ultimately prove to be ineffective, we could experience future accounting irregularities and restatements of our financial results, which would negatively impact the price of our common stock.

If we fail to protect our proprietary know-how and other intellectual property, we may not be able to compete.

We rely on a combination of trade secret laws and restrictions on disclosure and patents, copyrights and trademarks to protect our intellectual property rights. We cannot assure you that our pending patent applications will be approved, that any patents that may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any of this kind of litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any of this kind of litigation could seriously harm our business.

We could in the future become subject to litigation regarding intellectual property rights, which could be costly and subject us to significant liability.

From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. Over the years, we have received notices from third parties alleging possible infringement of patents with respect to certain features of our products or our manufacturing processes and in connection with these notices have been involved in discussions with the claimants. To date, our aggregate revenue potentially subject to the foregoing claims has not been material and we have suffered no material losses from any of them. However, these or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

In the future, we may initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

Necessary licenses of third party technology may not be available to us or may be very expensive, which could adversely affect our ability to manufacture and sell our products. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

We face risks associated with our international sales and operations that could harm our financial condition and results of operations. These risks will increase as a result of our recent integration of Fiberxon.

Although our international sales have declined as a percentage of revenue over the last three years, they are an important part of our operations and we expect them to become increasingly important, particularly as a result of our integration of Fiberxon. The following table sets forth, for the periods indicated, our historical percentage of total revenue from sales to customers in foreign countries (including the historical performance of Fiberxon for the three months from its integration at July 1, 2007 through September 30, 2007) and our pro forma percentage of sales to customers in foreign countries giving effect to the integration of Fiberxon and its contribution to us as of January 1, 2006 for the year ended December 31, 2006 and as of January 1, 2007 for the nine months ended September 30, 2007:

	Years Ended December 31,				Nine Months Ended September 30,
				Pro Forma			Pro Forma
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)

Percentage of total revenue from foreign sales	34%	24%	16%	36%	15%	32%	45%

We have offices, and conduct a significant portion of our manufacturing operations, in Taiwan and have used and expect to continue to use, independent electronic manufacturing services providers, or contract manufacturers, in the PRC. With MRV’s acquisition of Fiberxon on July 1, 2007 and our subsequent integration of Fiberxon, our operations and manufacturing in mainland China have increased substantially. Our financial performance and success of our business are and, therefore, will be influenced by the political and economic conditions affecting Taiwan and China and the heightening of tensions between them. Risks we face from international sales and by manufacturing principally in Asia include:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	seasonal reductions in business activities in some parts of the world, such as during the winter months in Asia when the Chinese New Year is celebrated;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	the payment of operating expenses in local currencies, which exposes us to risks of currency fluctuations, particularly in China;

•	higher credit risks requiring cash in advance or letters of credit;

•	potentially adverse tax consequences;

•	increased import and export duties;

•	unanticipated cost increases;

•	unavailability or late delivery of equipment or materials and components used in the production of our products;

•	trade restrictions;

•	limited protection of intellectual property rights;

•	unforeseen environmental or engineering problems; and

•	personnel recruitment difficulties or delays.

We expect that our future operating results may be subject to volatility as a result of exposure to foreign exchange risks, particularly as a result of the integration of Fiberxon.

We are exposed to foreign exchange risks, particularly so with our integration of Fiberxon. Foreign currency fluctuations between the Chinese RMB and the U.S. dollar may affect our total revenue going forward and, if present trends continue, are expected to impact adversely our costs and expenses and could significantly affect our operating results. Giving pro forma effect to the integration of Fiberxon as of January 1, 2006, approximately 21% of our total costs and expenses we paid in RMB, while only approximately 15% of our total pro forma combined revenue for the year ended December 31, 2006, was denominated in RMB.

Since July 21, 2005, when the People’s Bank of China adjusted the exchange rate of RMB to the U.S. dollar, the RMB has experienced significant cumulative appreciation against the U.S. dollar. Giving pro forma effect to the integration of Fiberxon as of January 1, 2006, this RMB appreciation to the U.S. dollar resulted in a change in our total costs and expenses of less than 1% based on the difference between our pro forma sales made in RMB versus our total pro forma costs and expenses incurred in RMB for the year ended December 31, 2006, reflecting the balance between costs incurred in and revenue earned in RMB. However, if the ratio between such costs and revenue were to shift to include a greater proportional amount of expenses incurred in RMB, and if the trend of RMB appreciation to the U.S. dollar continues or the PRC government allows a further and significant RMB appreciation, our operating costs would further increase and our financial results would be adversely affected. If we determined to pass onto our customers through price increases the effect of increases in the RMB relative to the U.S. dollar, it would make our products more expensive in global markets, such as the United States and the European Union. This could result in the loss of customers, who may seek, and be able to obtain, products comparable to those we offer in lower-cost regions of the world. If we did not increase our prices to pass on the effect of increases in the RMB relative to the U.S. dollar, our margins would suffer, reported net income would decrease and reported net losses would increase.

Our ability to utilize our NOLs and certain other tax attributes may be limited.

As of December 31, 2006, we had net operating losses, or NOLs, of approximately $57.3 million for federal income tax purposes and approximately $54.8 million for state income tax purposes. We also had capital loss carryforwards totaling $214.5 million as of December 31, 2006, which begin to expire in 2007. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, capital loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. An ownership change is generally defined as a greater than

50% change in equity ownership by value over a three-year period. We may experience an ownership change in the future as a result of subsequent shifts in our stock ownership, including as a result of our contemplated issuance of shares of Class A common stock pursuant to this offering. If we were to trigger an ownership change in the future, our ability to use any NOLs and capital loss carryforwards existing at that time could be limited. We continue to update our analysis to determine if an ownership change may occur.

If our customers do not qualify our manufacturing lines for volume shipments, our operating results could suffer.

Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our manufacturing lines, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

Our new name is not yet recognized as a brand in the marketplace, and as a result our product sales could suffer. In addition, other companies with similar names or trademarks could challenge our use of Source Photonics.

In August 2007 we began marketing under the name “Source Photonics” and formally changed our corporate name to Source Photonics, Inc. in December 2007. We are in the process of changing our branding and most of the trademarks and trade names under which we conduct our business. This transition to our new name will occur rapidly in the case of some products and over specified periods of time in the case of other products. However, until our new name and brand is recognized in the marketplace, we could suffer a decline in revenue. In addition, there are numerous companies which have names or trademarks of varying degrees of similarity to Source Photonics. Although we believe we have all necessary rights to use the new brand name, our rights to use it may be challenged by others who have names or trademarks similar to our name.

If we fail to manage our growth effectively, our business may not succeed.

Our ability to offer our products and implement our business plan successfully in a rapidly evolving market requires an effective planning and management process. We continue to expand the scope of our operations domestically and internationally and have increased the number of our employees substantially in the past 18 months. At December 31, 2006, we had a total of 593 full-time employees, and at September 30, 2007, following completion of our integration of Fiberxon, we had a total of 1,486 full-time employees. We currently operate facilities in Chatsworth, California and Hsinchu, Taiwan and, through Fiberxon, facilities in Shenzhen and Chengdu, People’s Republic of China. The growth in employee headcount and in revenue, combined with the challenges of managing geographically dispersed operations, has placed, and will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force. While we are currently implementing stand-alone versions of most of the systems historically used by MRV, we may decide to purchase new systems in the future that more closely match our business needs and incur significant additional expense and diversion of management attention in connection with implementing those systems. The failure to manage our growth effectively could adversely impact our ability to manufacture and sell our products, which could reduce our revenue.

Future acquisitions may have an adverse effect on our financial results or could otherwise harm our business.

Our business has recently grown because of MRV’s acquisition of Fiberxon and its planned contribution of the capital stock of Fiberxon to us prior to completion of this offering. In the event we make future acquisitions, we could:

•	issue stock that would dilute our current stockholders’ percentage ownership, like the dilution MRV’s stockholders incurred when MRV issued an aggregate of approximately 21.2 million shares of its common stock in connection with MRV’s acquisition of Fiberxon in 2007;

•	use cash or incur debt such as the approximately $17.7 million of MRV cash used in connection with the acquisition, and maintenance during the period before closing, of Fiberxon;

•	incur additional liabilities such as the $31.5 million of deferred consideration in connection with the acquisition of Fiberxon; and

•	incur expenses related to the potential impairment of goodwill and amortization of other intangible assets, impaired assets and deferred compensation.

Future acquisitions also involve numerous risks that could adversely affect our business, including:

•	problems integrating the acquired operations, technologies or products;

•	unanticipated costs, capital expenditures or liabilities or changes related to in process research and product development;

•	diversion of management’s attention from our core business;

•	harm to our existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

We will face all of the above mentioned risks related to our future acquisitions in connection with MRV’s acquisition and our integration of Fiberxon. In particular, the integration of Fiberxon has brought us large new manufacturing facilities and we face significant challenges in integrating these facilities before we can realize benefits from the acquisition. For a discussion of specific risks we face regarding the integration of Fiberxon, please see the Risk Factor below captioned “We are subject to a number of special risks as a result of our recent integration of Fiberxon” in the section of Risk Factors entitled “Risks of Doing Business and Having Facilities in China.”

The challenges of the integration process may minimize or negate the anticipated benefits from our integration of Fiberxon.

Realization of the anticipated benefits of our integration of Fiberxon depends on our ability to complete the integration of Fiberxon’s technology, products, operations, personnel and distribution channels with our historical operations and systems in a timely and efficient manner. The challenges involved in this integration include:

•	incorporating acquired technology and products into a cohesive line of products;

•	introducing Fiberxon’s products into existing distribution channels while maintaining any vital historical Fiberxon distribution channels;

•	transitioning Fiberxon’s operations and financial reporting function to our existing operations and financial reporting systems; and

•	coordinating the efforts of the resulting larger manufacturing and sales organizations.

The integration of the two businesses is complex, time consuming and expensive, and may disrupt both companies’ historical businesses. Specifically, delays or disruptions in existing processes as a result of the integration may result in the loss of customers or key employees and the diversion of the attention of management from other operational issues, any of which could have a negative effect upon our overall business results and our stock price.

If we are unable to expand our manufacturing capacity in a timely manner, we may have insufficient capacity to meet demand.

We have manufacturing operations in Chatsworth, California and in Hsinchu, Taiwan. We also have manufacturing facilities in Shenzhen and Chengdu in the PRC through the integration of Fiberxon. We could experience difficulties and disruptions in the manufacture of our products, which could prevent us from achieving timely delivery of products and could result in lost sales. We could also face the inability to procure and install additional capital equipment, a shortage of raw materials we use in our products, a lack of availability of manufacturing personnel to work in our facilities, difficulties in achieving adequate yields from new manufacturing lines and an inability to predict future order volumes. We may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, and, as a result, product shipments to our customers could be delayed, which would negatively impact our sales, competitive position and reputation. If we experience disruptions in the future, it may result in lower yields or delays of our product shipments, which could adversely affect our revenue, gross margins and results of operations. If we are unable to expand our manufacturing capacity in a timely manner, we will have insufficient capacity, which could seriously harm our results of operations.

Our business and future operating results may be adversely affected by events outside of our control. Our insurance coverage for natural disasters is limited.

Prior to our integration of Fiberxon, we used our facilities in Chatsworth, California for major product design and development and customer support and we manufactured products at our facilities in Hsinchu, Taiwan. Although our integration of Fiberxon provided us with manufacturing facilities in China, we plan to continue material manufacturing activities in Taiwan. The risk of earthquakes in Southern California and Taiwan is significant because of their proximity to major earthquake fault lines to these manufacturing facilities. In January 1994 and September 1999, major earthquakes near Chatsworth and in Taiwan, respectively, affected the facilities of manufacturers in these areas including ours, causing power and communications outages and disruptions that impaired production capacity. While our facilities did not suffer material damage and our business was not materially disrupted by these earthquakes, the occurrence of an earthquake or other natural disaster could result in the disruption of our manufacturing facilities. Any disruption in our manufacturing facilities arising from earthquakes, other natural disasters or other catastrophic events including wildfires and other fires, excessive rain, terrorist attacks and wars, could disrupt our manufacturing ability, which could harm our operations and financial results, and could cause significant delays in the production or shipment of our products until we are able to shift production to different facilities or arrange for third parties to manufacture our products. We may not be able to obtain alternate capacity on favorable terms or at all. The location of our manufacturing facilities in Southern California, Taiwan and China subjects us to increased risk that a natural disaster could disrupt our operations.

Although we believe our insurance coverage is adequate to address the variety of potential liabilities we face, our insurance coverage is subject to deductibles and coverage limits. Upon an occurrence of significant natural disaster, such coverage may not be adequate or afterwards continue to be available at commercially reasonable rates and terms. In the event of a major earthquake or other disaster affecting one or more of our facilities, it could significantly disrupt our operations, delay or prevent product manufacture and shipment for the time required to transfer production, repair, rebuild or replace the affected manufacturing facilities. This time frame could be lengthy, and result in significant expenses for repair and related costs. In addition, concerns about terrorism or an outbreak of epidemic diseases such as avian influenza or severe acute respiratory syndrome, or SARS, could have a negative effect on travel and our business operations, and result in adverse consequences to our business and results of operations.

Environmental regulations applicable to our manufacturing operations could limit our ability to expand or subject us to substantial costs. Compliance with current and future environmental regulations may be costly which could impact our future earnings.

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Further, we are subject to other safety, labeling and training regulations as required by foreign, local, state and federal law. The Company believes it is compliant in all material respects with applicable environmental regulations in the U.S., Taiwan, and China. However, any failure by us to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. We cannot assure you that legal requirements will not be imposed on us requiring additional capital expenditures or the satisfaction of other requirements. If we fail to obtain required permits or otherwise fail to operate within current or future legal requirements, including those applicable to us in the U.S., Taiwan and China where we maintain facilities, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities.

In addition, we could face significant costs and liabilities in connection with product take-back legislation, which enables customers to return a product at the end of its useful life and charges us with financial and other responsibility for environmentally safe collection, recycling, treatment and disposal. We also face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, including the restrictions on lead and certain other substances in electronics that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive (RoHS)). The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU countries have required their suppliers to be compliant with the new directive. Many of our customers have adopted this approach and have required our full compliance. For all customers which require us to ship RoHS-compliant products, we believe we have been able to do so and are not aware of any complaints or investigations regarding our RoHS program. Even though we have devoted a significant amount of resources and effort planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such event, we could experience the following: loss of revenue, damaged reputation, diversion of resources, monetary penalties and legal action. Other environmental regulations may require us to reengineer our products to utilize components that are more environmentally compatible. Such reengineering and component substitution may result in additional costs to us. Although we currently do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing laws or future laws will not have a material adverse effect on us.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that the net proceeds of this offering that we have allocated to working capital will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including:

•	acquire complementary businesses or technologies;

•	enhance our operating infrastructure;

•	hire additional technical, sales and other personnel; or

•	otherwise respond to competitive pressures.

If we raise additional funds through the issuance of our common stock or convertible securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders acquiring shares of our Class A common stock in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

Our business is capital intensive and the failure to obtain capital could require that we curtail capital expenditures.

To remain competitive, we must continue to make significant investments in capital equipment, facilities and technological improvements. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds through further debt or equity financings. We may not be able to raise additional capital on reasonable terms, or at all. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose sales and market share.

We and our customers are dependent on shipping companies for delivery of our products and interruptions to shipping or increased shipping costs could materially and adversely affect our business and operating results.

We and our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting us and our customers, which could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges from rising fuel costs or general price increases could materially and adversely affect our business and operating results.

We may be faced with product liability claims.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. Although we carry product liability insurance, and believe such coverage is adequate based on the historical rate and nature of customer product quality claims or complaints, we cannot assure investors that this insurance would adequately cover our costs arising from any significant defects in our products.

If we become subject to unfair hiring claims, we could incur substantial defense costs.

Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices or that employees have misappropriated confidential information or trade secrets. We cannot assure you that we will not receive claims of this kind or other claims relating to our employees in the future as we seek to hire qualified personnel or that those claims will not result in material litigation. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of their merits. In addition, defending ourselves or our employees from such claims could divert the attention of our management away from our operations.

Risks of Doing Business and Having Facilities in China

We are subject to a number of special risks as a result of our recent integration of Fiberxon.

In July 2007, MRV acquired Fiberxon, which designs, manufactures and markets high performance, cost-effective and value-added modular optical link interfaces for optical communication systems, and we subsequently integrated Fiberxon’s operations with our operations. Although headquartered in Santa Clara, California, Fiberxon conducts its design and manufacturing activities at its facilities located in the PRC. Our future results of operations will be substantially influenced by the operations of Fiberxon’s legacy business, and, in addition to the risks associated with any acquisition such as those discussed above under the heading “Future acquisitions may have an adverse effect on our financial results or could otherwise harm our business,” we are subject to a number of risks, uncertainties and challenges related to specifically the integration of Fiberxon, including:

•	integrating and retaining of Fiberxon’s key management, sales, research and product development and other personnel and recruiting trained and experienced successor personnel in China, who are in much demand and limited supply, to fill vacancies in key positions;

•	incorporating Fiberxon’s existing products and technology with our products and technology;

•	coordinating Fiberxon’s manufacturing operations with ours;

•	integrating and supporting Fiberxon’s pre-existing supplier, distribution and customer relationships and coordinating sales and marketing efforts to communicate the capabilities of our combined company effectively;

•	consolidating duplicate facilities and functions, combining back office accounting, order processing and support functions and rationalizing information technology and operational infrastructures;

•	minimizing the diversion of attention by our management from ongoing core business concerns and successfully returning managers to regular business responsibilities from their integration activities;

•	operating a much larger company with operations in China, where our senior management has limited operational experience;

•	managing geographically dispersed operations and personnel with diverse cultural backgrounds and organizational structures and overcoming the potential incompatibility of business cultures and/or the loss of key Fiberxon personnel;

•	reducing efficiently the combined company’s sales and marketing and general and administrative expenses, including expected increases in professional advisor fees related to the new profile of our combined companies, without associated disruption of our combined businesses; and

•	overcoming expected difficulties in financial forecasting due to our limited familiarity with Fiberxon’s operations, customers and markets or their impact on the overall results of operations of the combined company.

Our efforts to meet these and other challenges could potentially disrupt our ongoing business operations and distract management from day to day operational matters, as well as forestall other strategic opportunities. These efforts could strain our financial and managerial controls and reporting systems and procedures implemented to collect financial data, prepare financial statements, books of account and corporate records, and hinder our ability to prepare business and financial forecasts reliably or otherwise institute business practices that meet Western standards and the expectations of the U.S. financial and investment community. Many of the expenses that will be incurred, by their nature, are impracticable to estimate now. We may encounter unforeseen obstacles or costs in the integration of Fiberxon’s business or discover the existence of one or more material liabilities that are not now known and were not known at the time of the closing of the acquisition. The known and unknown problems and expenses and other difficulties we encounter in the integration process could, particularly in the near term, exceed the benefits that we expect to realize from the combination of Fiberxon’s business with ours.

We face risks inherent in doing business in China.

As our operations in China assume a larger and more important role in our business, the risks inherent in doing business in China will become more acute. Many of these risks are beyond our control, including:

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses;

•	compliance with PRC laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	the need to successfully migrate the PRC locations to the financial reporting system used by us in the United States, including the need to implement and maintain financial controls that comply with the Sarbanes-Oxley Act;

•	trade restrictions or higher tariffs;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	difficulties in collecting payments from PRC customers to whom we or Fiberxon have extended significant amounts of credit if those customers do not pay on the payment terms extended to them;

•	currency exchange rate fluctuations of the RMB, which has been appreciating in relation to the U.S. dollar since July 2005 when the People’s Bank of China announced that the yuan would no longer be pegged to the U.S. dollar, that may increase our manufacturing and labor costs in the PRC when translated to U.S. dollars and render prices on our products manufactured in China uncompetitive; and

•	unexpected changes in regulatory requirements, royalties and withholding taxes that restrict or make more costly the repatriation of earnings generated by Fiberxon’s operations in the PRC or influence the effective income tax rate attributable to profits generated or lost in the PRC.

Any of these factors could harm our future revenue, gross margins and operations significantly. Moreover, the political tension between Taiwan and the PRC that continues to exist, could eventually lead to hostilities or there may be regulatory issues with either the PRC or Taiwan as a result of our having operations or business interests in both countries.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences. We could suffer losses from corrupt or fraudulent business practices.

We are subject to the United States Foreign Corrupt Practices Act, or FCPA, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that accurately and fairly represent our transactions and have an adequate system of internal accounting controls. Foreign companies, including some that may compete with us, may not be subject to these prohibitions, and therefore may have a competitive advantage over us. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices are common in the PRC. Unless we are successful in implementing and maintaining adequate preventative measures, of which there can be no assurance, the engaging by our employees or other agents in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in these practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Our proprietary rights may be inadequately protected and there is a risk of poor enforcement of intellectual property rights in China.

The validity, enforceability and scope of protection of intellectual property in China is uncertain and still evolving, and PRC laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Policing unauthorized use of proprietary technology is difficult and expensive. In addition, because a significant portion of our research and product development activities takes place in the PRC, a large number of PRC-based employees have direct contact with our proprietary technology. If we are unable to maintain effective security controls with respect to such employees, we face an increased risk of loss due to misappropriation of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable competitors, especially in the PRC, to benefit from our technologies without paying us any royalties.

Recent changes in the PRC’s labor law restricts our ability to reduce our workforce in China in the event of an economic downturn and will increase our manufacturing costs and those of the contract manufacturers we use in China to manufacture our products.

In June 2007, the National People’s Congress of the PRC enacted new labor law legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law requires an employer to conclude an “open-ended employment contract” with any employee who either has worked for an employer for 10 years or more or has had two consecutive fixed-term contracts. An “open-ended employment contract” is in effect a lifetime, permanent employment contract, which is terminable only in specified circumstances, such as a material breach of the employer’s rules and regulations, or for a serious dereliction of duty. Such employment contracts with qualifying workers would not be terminable if, for example, we determined to downsize our China workforce in the event of a economic downturn. Under the new law, downsizing by 20 percent or more may occur only under specified circumstances, such as a restructuring undertaken pursuant China’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in production and/or business operations. All of our employees who work for us exclusively within the PRC, are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns has been curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse effect of the economic environment on our results of operations and financial condition. In addition, the new law can be expected to increase our manufacturing costs and those of the contract manufacturers we use in China to manufacture our products in China and, unless we can pass any increases on to customers, which is unlikely, would reduce our gross margins.

Labor shortages in Southern China could adversely affect our gross margins or decrease revenue.

Historically, there has been an abundance of labor in Southern China, but over the last few years, factories in Southern China, particularly in Shenzhen and to a lesser extent in Chengdu, where Fiberxon’s manufacturing facilities are located, are to varying degrees facing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue, fueled by the effects of the one-child policy imposed by the Chinese government over the past three decades and will likely result in increasing wages as companies seek to keep their existing work forces. Continuing labor shortages can be expected to adversely impact our future operating results by, for example, preventing us from manufacturing at peak capacity and forcing us to increase wages and benefits to attract the diminishing pool of available workers. This could result in lower revenue or increased manufacturing costs, which would adversely affect gross margins.

China’s legal system embodies uncertainties that could harm our business operations.

Since 1979, many new laws, regulations and government policies covering general economic matters have been implemented in China. Despite the development of the legal system, China’s system of laws is not yet complete. Even where adequate law exists in China, enforcement of contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

As our activities in China increase, we will be subject to administrative review and approval by various national and local agencies of China’s government. Given the changes occurring in China’s legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities.

Failure to obtain the requisite governmental approval for any of our activities could impede our ability to operate our business or increase our expenses.

We are subject to the risk of increased income and other taxes in China.

Fiberxon has enjoyed preferential tax concessions in the PRC as a high-tech enterprise. Pursuant to the State Council’s Regulations on Encouraging Investment in and Development, Fiberxon’s subsidiary in Chengdu was entitled to full exemption from China’s Foreign Enterprise Income Tax, or FEIT, for the first two years and a 50% reduction for the next three years, commencing from the first profit-making year after offsetting all tax losses carried forward from the previous five years. Exclusive of the exemption and 50% rate reduction, Fiberxon Chengdu was subject to FEIT at the applicable tax rate of 15% on its taxable income reported in its Chinese statutory financial statements. Fiberxon’s subsidiary in Shenzhen enjoyed an applicable tax rate of 15% on its annual income.

In March 2007, China enacted the PRC Enterprise Income Tax Law, or EIT Law, under which, effective January 1, 2008, China will adopt a uniform income tax rate of 25% for all enterprises (including foreign-invested enterprises) and cancel several tax incentives enjoyed previously by foreign-invested enterprises such as Fiberxon. However, for foreign-invested enterprises, like Fiberxon, that were established before the promulgation of the EIT Law, a five-year transition period is provided during which reduced income tax rates will apply but gradually be phased out. Since the PRC government has not announced implementation measures for the transitional policy concerning such preferential tax rates, we cannot at this time reasonably estimate the financial impact of the new tax law on Fiberxon or to us at this time.

The EIT Law further includes provisions relating to withholding on interest, royalties, dividends or other passive income, including dividend payments from companies in the PRC like Fiberxon.

We are in the process of analyzing EIT Law to determine whether by, and the feasibility of, changing Fiberxon’s corporate structure, we can reduce the impact of the new PRC enterprise tax law. However, there may be no solution, and if there is one, it may be short-lived. It currently appears that the EIT Law and its associated new income tax rates and withholding provisions will reduce after-tax net income from Fiberxon’s operations if they become profitable and decrease income, if any, available for distribution to us from our China subsidiaries. Accordingly, the enactment and implementation of the EIT and potential new tax laws in China may ameliorate many of the tax saving benefits we had hoped to realize by expanding our operations into the PRC.

Payment of dividends by our subsidiaries in China to us is subject to restrictions under PRC law.

Under PRC law, dividends may be paid only out of distributable profits. Distributable profits with respect to our subsidiaries in China refers to after-tax profits as determined in accordance with accounting principles and financial regulations applicable to PRC enterprises, or China GAAP, less any recovery of accumulated losses and allocations to statutory funds that it is required to make. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The calculation of distributable profits under China GAAP differs in many respects from the calculation under accounting principles generally accepted in the United States, or U.S. GAAP. As a result, our subsidiaries in China may not be able to pay any dividend in a given year as determined under China GAAP. China’s tax authorities may require changes in determining income of Fiberxon that would limit its ability to pay dividends and make other distributions. PRC law requires companies to set aside a portion of net income to fund certain reserves for future development and staff welfare, which amounts are not distributable as dividends. These rules and possible changes could restrict our PRC subsidiaries from repatriating funds ultimately to us as dividends.

The economy of China has been experiencing significant growth, leading to some inflation. If the government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our PRC-based business may suffer a reduction in sales growth and expansion opportunities.

The rapid growth of the PRC economy has resulted historically in high levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowdown may increase our costs. If inflation is allowed to proceed unchecked, our costs in China would likely increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

Our manufacturing capacity may be interrupted, limited or delayed if we cannot maintain sufficient sources of electricity in China.

The manufacturing process for optical component manufacturing requires a substantial and stable source of electricity. As our production capabilities increase in China, our requirements for electricity in China will grow substantially. Many companies with operations in China have experienced a lack of sufficient electricity supply and we cannot be assured that electric power generators that we or Fiberxon may have available will produce sufficient electricity supply in the event of a disruption in power. Power interruptions, electricity shortages, the cost of fuel to run power generators or government intervention, particularly in the form of rationing, are factors that could restrict access to electricity to Fiberxon’s PRC manufacturing facilities, and adversely affect manufacturing costs. Any such power shortages could result in delays in shipments to Fiberxon’s or our customers and, potentially, the loss of customer orders and penalties from such customers for the delay.

Controversies affecting China’s trade with the United States could harm our operating results or depress our stock price.

While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing products we manufacture in China for customers in the U.S. to become more expensive resulting in reduced demand for our products by those customers. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common stock following this offering.

Changes in foreign exchange regulations of China could adversely affect our operating results.

Changes in foreign exchange regulations of China could adversely affect our operating results. Our earnings from our operations in China are denominated in yuan, the base unit of the RMB. The People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, regulate the conversion of RMB into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for RMB based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions may enter into foreign exchange transactions at exchange rates within an authorized range above or below the exchange rate published by the People’s Bank of China according to the market conditions. Since 1996, the PRC government has issued a number of rules, regulations and notices regarding foreign exchange control designed to provide for greater convertibility of RMB. Under such regulations, any foreign investment enterprise, or FIE, must establish a “current account” and a “capital account” with a bank authorized to deal in foreign exchange. Currently, FIEs are able to exchange RMB into foreign exchange currencies at designated foreign exchange banks for settlement of current account transactions, which include payment of dividends based on the board resolutions authorizing the distribution of profits or dividends of the company concerned, without the approval of SAFE. Conversion of RMB into foreign currencies for capital account transactions, which include the receipt and payment of foreign exchange for loans, capital contributions and the purchase of fixed assets, continues to be subject to limitations and requires the approval of SAFE. Our subsidiaries in China are all FIEs and subject to the laws of China to which such regulations apply. However, there can be no assurance that we will be able to obtain sufficient foreign exchange to make relevant payments or satisfy other foreign exchange requirements in the future.

Risks Related to Our Relationship with MRV

The superior voting rights of our Class B common stock relative to our Class A common stock could adversely affect the stock price and liquidity of the Class A common stock you purchase in this offering.

The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to           votes per share on all matters to be voted on by stockholders. You will be purchasing our Class A common stock if you purchase shares in this offering. MRV, which currently owns all of the outstanding shares of Class B common stock, is considering distributing all of the shares of our Class B common stock it owns to its stockholders after completion of this offering, although it is not obligated to do so and would be restricted from doing so within 180 days of completion of this offering pursuant to our lock-up arrangements with the underwriters, unless MRV obtains a waiver of such restrictions. However, even if MRV determines to proceed with such a distribution, the completion of such a distribution would be subject to various conditions and may not occur at all. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock ascribe value to the superior voting rights of the Class B common stock. In addition, the existence of two separate classes of publicly traded common stock after a distribution, if any, could result in less liquidity for either class of our common stock than if there were only one class of common stock. For more information about the rights associated with owning our Class A and Class B common stock, see “Description of Capital Stock.”

We will not be able to rely on MRV to fund our future capital requirements, and financings from other sources may not be available on favorable terms or at all.

In the past, our capital needs have been satisfied by MRV. However, following this offering, MRV will no longer provide funds to finance our working capital or other cash requirements. We cannot assure you that financing from other sources, if needed, will be available on favorable terms or at all. For a further discussion of our potential capital needs and ability to raise capital, please see “Risks Related to Our Business and Industry — We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders,” above.

Our business may suffer if MRV does not complete a distribution of our Class B common stock.

MRV has advised us that it is considering a distribution to its stockholders of all of our Class B common stock at some time in the future following the completion of this offering. If MRV determines to proceed with a distribution, there will be various conditions to the completion of the potential distribution, including waiting for at least 180 days following completion of this offering pursuant to our lock-up arrangements with the underwriters or seeking a waiver of such restriction, and the potential distribution may not occur at all. If, however, a distribution does occur, we may not obtain the benefits we would expect from such a distribution, including direct access to capital markets, better incentives for employees, greater strategic focus, facilitated customer relationships and future partnerships and increased speed and responsiveness. In addition, until such a distribution occurs, or if it does not occur, the risks discussed below relating to MRV’s control of us and the potential business conflicts of interest between MRV and us will continue to be relevant and important to our stockholders.

We will be controlled by MRV as long as it owns all of our Class B common stock, and our other stockholders will be unable to affect the outcome of stockholder voting during such time.

After the completion of this offering, MRV will own 100% of our Class B common stock, representing approximately          % of the voting power of our outstanding capital stock or approximately          % of our outstanding capital stock if the underwriters exercise their overallotment option in full. As long as MRV owns a majority of the voting power of our outstanding capital stock, MRV will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to a potential distribution of our stock to MRV’s stockholders, if such a distribution occurs. As a result, MRV will control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	the allocation of business opportunities that may be suitable for us;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing;

•	changes to the agreements providing for our separation from MRV;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Substantial proceeds from this offering will be used to repay indebtedness we owe to MRV and to pay the balance of the purchase price for Fiberxon to Fiberxon’s former stockholders, which will benefit MRV by releasing it from that liability.

Assuming an initial public offering price per share of $      for the           shares of Class A common stock we are offering and selling in this offering, we estimate we will receive net proceeds of approximately $     . Of that amount, we plan to use an aggregate of approximately $      to repay amounts incurred by MRV in connection with its acquisition of Fiberxon. Of that $     , we plan to use approximately $      to repay cash that MRV utilized to acquire Fiberxon and pay expenses that MRV incurred and paid in that acquisition, approximately $      to satisfy MRV’s deferred consideration obligation to Fiberxon’s former stockholders, which represents the balance of the purchase price for Fiberxon and approximately $      to repay a portion of advances towards our working capital received from MRV during the past           fiscal years. Although MRV will contribute Fiberxon to us prior to the completion of this offering, MRV will benefit from this offering by recouping part of the consideration it paid for Fiberxon and part of the expenses it paid and satisfying its entire obligation for the balance of the purchase price owing to Fiberxon’s former stockholders.

MRV could sell a controlling interest in us to a third party preventing a distribution of our Class B common stock.

Following this offering and before a distribution, if any, of our Class B common stock, MRV could sell a controlling interest in us to a third party. A sale of a controlling interest in us by MRV would prevent the potential distribution of our Class B common stock shares to MRV’s stockholders as currently being considered and could have a depressive effect on the market price of our Class A common stock. Moreover, because MRV can dispose of all or a portion of its ownership of our common stock at some future date, it may transfer a controlling interest in us without allowing you to participate or realize a premium that might be paid to MRV for control of us.

If we become an independent company by reason of a distribution by MRV of our Class B Common Stock, we could experience increased costs resulting from a decrease in the purchasing power we had while we operated as a wholly-owned and controlled subsidiary of MRV.

As a wholly-owned subsidiary of MRV, we have been able to take advantage of MRV’s size and purchasing power in procuring technology and services, including audit services, employee benefit support and insurance. As a stand-alone entity, we likely would not have access to financial and other resources comparable to those available to us as a wholly-owned subsidiary of MRV. As an independent company, we could be unable to obtain technology, financing and services at prices and on terms as favorable as those available to us as a wholly-owned subsidiary of MRV, which could increase our costs and reduce our profitability.

If MRV distributes all of our Class B common stock to its stockholders, we will be obligated to grant to MRV option holders options to purchase a substantial amount of our Class A common stock, which would cause dilution to the interests of existing Class A stockholders and could have a depressive effect on the market price of our Class A common stock.

If MRV distributes all of its shares of our Class B common stock to its stockholders, we will be obligated to grant a stock option to each eligible employee, director, or consultant of Source Photonics, a Source Photonics-controlled subsidiary as determined by MRV, MRV and MRV’s controlled subsidiaries who holds either an option previously granted under the MRV equity incentive plans or an option assumed by MRV as part of a previous acquisition. The exercise price of these Source Photonics options would be determined in a manner designed to preserve the intrinsic value of the MRV options existing immediately prior to a distribution, if such a distribution occurs. As used in this discussion of the stock options, the term “intrinsic value” means the difference between the exercise price of the option and the market price of the underlying MRV shares at the date of any such distribution.

Each Source Photonics option will cover a number of shares of Source Photonics Class A common stock equal to:

•	the number of shares of MRV common stock subject to the option (as if such option was fully vested), multiplied by

•	the distribution ratio that determines the number of shares of Source Photonics Class B common stock to be distributed for each share of MRV common stock.

None of these Source Photonics options would permit the purchase of fractional shares of our Class A common stock. Based on the number of MRV options outstanding and eligible for this treatment on          , 2008, we anticipate that we would grant Source Photonics options to purchase a total of approximately           shares of our Class A common stock at or shortly before a distribution of our Class B common stock to MRV’s stockholders occurs. The per share exercise price of these Source Photonics options would be determined, and the per share exercise price of the corresponding MRV options would be adjusted at the date of distribution, if such a distribution occurs, based on a formula designed to preserve the intrinsic value of the MRV options and allocate a portion of that value to the corresponding Source Photonics options. The resulting Source Photonics options would vest, be exercisable, expire and otherwise essentially mirror the provisions of the corresponding MRV options.

If granted, these options would cause dilution to the interests of the holders of our Class A common stock and could have a depressive effect on the market price of our Class A common stock.

Our historical financial information may not be representative of our results as a separate company.

The historical financial information we have included in this prospectus has been derived from MRV’s consolidated financial statements and may not accurately reflect what our financial position, results of operations and cash flows would have been, had we been a separate, stand-alone entity during the periods presented. MRV did not account for us as, and we were not operated as, a single stand-alone entity for the periods presented. In addition, the historical information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to reflect many significant changes that would occur in our cost structure, funding and operations as a result of our separation from MRV as a result of this offering, including changes in our employee base, changes in our tax structure, increased costs associated with reduced economies of scale, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company.

As long as MRV beneficially owns at least 50% of our outstanding common stock, we will be subject to certain restrictive covenants that may prevent us from taking certain actions that could otherwise be beneficial to our stockholders if we are unable to obtain MRV’s prior written consent.

Prior to consummation of this offering, we will enter into certain agreements with MRV relating to this offering and our relationship with MRV, including a separation agreement as described in the section entitled “Arrangements Between Source Photonics and MRV— Master Separation Agreement,” elsewhere in this prospectus. The master separation agreement contains the key provisions related to our separation from MRV as a result of this offering and the potential distribution of shares of our Class B common stock to MRV’s stockholders, if MRV determines to make that distribution at some point following this offering. The master separation agreement also includes limitations on our ability to take certain actions without MRV’s prior written consent as long as MRV beneficially owns at least 50% of our outstanding common stock, including to:

•	take any action which would limit the ability of MRV or its transferee to transfer its shares of our Class B common stock;

•	issue any shares of our common stock or any rights, warrants or options to acquire our common stock if this would cause MRV to own less than 50% of the then outstanding shares of our Class B common stock;

•	take any actions that could reasonably result in MRV being in breach of or in default under any contract or agreement;

•	incur any indebtedness in excess of an aggregate of $ outstanding at any time;

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $ million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	take any actions to dissolve, liquidate or wind-up our company;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to MRV’s; or

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

As a result, we may not be able to take timely action on certain corporate opportunities or may be forced to pass on opportunities that would otherwise benefit the Company and our stockholders overall if we are unable to obtain MRV’s prior written consent in a timely manner.

We may have potential business conflicts of interest with MRV with respect to our past and ongoing relationships that could harm our business operations.

Conflicts of interest may arise between MRV and us in a number of areas relating to our past and ongoing relationships. Our separation from MRV will be a process and will require us to implement new independent agreements, policies and procedures to replace arrangements for which we previously relied on MRV. Some of these efforts may result in negotiations between our management, MRV’s management and/or third-party service providers, in which MRV’s management will focus on obtaining and retaining rights and benefits for its ongoing operations and in which third-parties may favor MRV due to familiarity of prior dealings, resulting in a weaker bargaining position for us. Such conflicts could particularly arise as we seek to establish independent employee benefit, indemnification and other agreements and as we compete with MRV for employees, negotiate for allocation of rights to certain intellectual property vital to both companies’

operations, and allocation of tax benefits between the companies. The various agreements discussed in “Arrangements between Source Photonics and MRV” are designed to minimize such conflicts by establishing terms and conditions for many of these matters at the time of separation, but we cannot assure you that we were able to identify all such matters nor that all such matters have been adequately addressed by these agreements.

In addition to the conflicts of interests relating to the separation of our operations from MRV as described above, we also could face business conflicts of interest with MRV because MRV is one of our customers. Like other customers, we do not have long-term contracts with MRV for the purchase of our components. Because MRV controls all matters relating to us, MRV could be able to require us to enter into a customer relationship with it on terms that would be less favorable to us than those we could negotiate with an unrelated customer. However, we believe terms of such agreements would be consistent with market-based terms. Nothing would restrict MRV from competing with us.

Further, in some instances we will be required to obtain MRV’s approval as our controlling stockholder, which could delay or prevent us from pursuing or accepting various corporate opportunities for the benefit of the company and our stockholders overall. Thus we may face conflicts with MRV when evaluating potential business combinations which our management believes would be beneficial to our business, but MRV as controlling stockholder does not believe would be beneficial to its interests. Further, although it may not be in the best interests of our stockholders overall at the time, MRV could seek to distribute or otherwise transfer its shares of our Class B common stock.

Our directors and executive officers may have conflicts of interest because of their ownership of MRV common stock.

Some of our directors and executive officers have a substantial amount of their personal financial portfolios in MRV common stock and options to purchase MRV common stock. Ownership of MRV common stock by our directors and officers after a separation from MRV could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for MRV and us.

If MRV distributes our Class B common stock following this offering, we could be liable to MRV for any resulting taxes, which could significantly harm our business.

MRV has advised us that it is currently considering the distribution to its stockholders the Class B shares of our common stock that it owns following this offering. In our tax sharing agreement with MRV, we will agree to indemnify MRV in the event that MRV does decide to make such distribution, if the distribution:

•	is not tax-free to MRV or its stockholders because of actions taken by us or our failure to take various actions; and/or

•	causes MRV to breach its covenant made in connection with its acquisition of Fiberxon to refrain from taking action that would cause the acquisition of Fiberxon not to be treated as a tax-free reorganization for U.S. federal income tax purposes.

We may not be able to control some of the events that could trigger this liability. In particular, certain acquisitions of us by a third party within two years of the effective date of any such distribution could result in the distribution not being tax-free and therefore give rise to our obligation to indemnify MRV for any resulting tax or other liability. Further, even though MRV has not yet determined to conduct a distribution of our Class B common stock, the Internal Revenue Service could take the position that a distribution of our stock, if completed, would disqualify the acquisition of Fiberxon as a tax-free reorganization thereby forcing us to indemnify MRV for damages, if any, resulting from such a determination. If we were to become obligated to indemnify MRV, our financial condition and business could be significantly harmed.

Risks Relating to This Offering, Ownership of Our Common Stock and the Securities Markets

Substantial sales of our common stock may occur in connection with the potential distribution by MRV, which could cause our stock price to decline.

MRV currently contemplates distributing to its stockholders all of the shares of our Class B common stock it owns following completion of this offering. If MRV completes the potential distribution, these shares would be eligible for immediate resale in the public market. Any sales of substantial amounts of Class B common stock in the public market, or the perception that such sales might occur, whether as a result of the potential distribution or otherwise, could harm the market price of our Class A common stock. We are unable to predict whether significant amounts of our Class A or Class B common stock will be sold in the open market in anticipation of, or following, the potential distribution or whether a sufficient number of buyers will be in the market at that time.

Our stock price may be volatile and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our Class A common stock after this offering. If you purchase shares of Class A common stock, you may not be able to resell these shares at or above the initial public offering price. The market price of our Class A common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in market valuations of other technology or other companies;

•	announcements by us or our competitors of significant technical innovations, product releases, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	losses of major OEM customers, value added resellers or distributors;

•	additions or departures of key personnel; and

•	the potential distribution of our Class B common stock by MRV to its stockholders.

In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause the stock price of our Class A common stock to fall regardless of our performance. You should read “Underwriting” for a more complete discussion of the factors which were considered in determining the initial public offering price of our Class A common stock.

Provisions in our agreements with MRV, our corporate charter documents and our rights plan and Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Under our agreements with MRV, we are restricted from engaging in a transaction that would result in a 50% or greater change in our stock ownership during the two-year period following the date of a potential distribution, if any, unless the transaction is not pursuant to a plan or series of transactions related to such a distribution. Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors and supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on action by our stockholders by written consent. Some of these provisions, such as the limitation on stockholder action by written consent, become effective once MRV no longer controls us. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. Our rights plan imposes a significant penalty on any person or group that acquires, or begins a tender or exchange offer that would result in such person acquiring, 15% or more of our outstanding Class A common stock, 15% of our outstanding Class B common stock, or any combination of our Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors. These restrictions under Delaware law and our rights plan do not apply to MRV while it retains at least 15% or more of our Class B common stock. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. See “Description of Capital Stock.”

Our board of directors may approve the designation and issuance of shares of our preferred stock, which would dilute the interests of holders of our common stock and subordinate certain rights of the holders of our common stock to the rights of the holders of our preferred stock, which may cause the price of our common stock to decline.

Our amended and restated certificate of incorporation authorizes 100,000,000 shares of preferred stock, $0.001 par value. Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, any issuance of preferred stock will dilute the ownership interests of the holders of our common stock. The other effects of an issuance of preferred stock on us or holders of our common stock may include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

Such restrictions could extend beyond or arise after the time during which we are subject to overlapping restrictions pursuant to our separation agreement with MRV and its rights initially as a controlling stockholder.

At the closing of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any shares of our preferred stock, other than shares of our preferred stock that may become issuable pursuant to our rights agreement. See “Description of Capital Stock — The Rights Agreement” for further discussion of the circumstances pursuant to which shares of our preferred stock would issue to holders of our capital stock under the terms and conditions of the rights agreement.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. A similar ripple effect could occur if equity analysts downgrade the stock of other companies in our industry and the analyst’s reasons are perceived by investors as applying to our business.

We are at risk of securities class action litigation that could result in substantial costs and divert management’s attention and resources.

In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities, particularly following that company’s initial public offering. Due to the potential volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources.

You will experience immediate and substantial dilution in net tangible book value per share.

Dilution per share represents the difference between the initial public offering price and the net consolidated book value per share immediately after this offering. Purchasers of our Class A common stock in this offering will experience immediate dilution of $      in pro forma net tangible book value per share. See “Dilution.”

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our Class A common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our Class A common stock that will prevail in the market after this offering will ever exceed the price that you pay.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or by other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this prospectus. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under “Risk Factors” in this prospectus. Except for our ongoing obligations to disclose material information as required by the federal securities laws or the NASDAQ Stock Market, we do not have any intention or obligation to update forward-looking statements after the Securities and Exchange Commission declares effective our registration statement, of which this prospectus is a part, and we distribute the final version of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus includes market and industry data that we obtained from industry publications and surveys, including information provided in this prospectus on a historical basis that is based on market research and industry reports. Industry publications, surveys and market research reports generally state that the information contained in them has been obtained from sources believed by the sources’ authors to be reliable, but there can be no guarantee as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in them.

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our trademarks include the Source Photonics name. This prospectus contains product names, trademarks and trade names that are the property of other organizations. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

The contents of our website, www.sourcephotonics.com, are not a part of this prospectus.

USE OF PROCEEDS

We estimate we will receive net proceeds from this offering of approximately $      million, after deducting underwriting discounts and commissions and estimated expenses payable in connection with this offering and the related transactions. Of the net proceeds from this offering, we will:

•	distribute to MRV approximately $ million; and

•	use approximately $ million of those net proceeds for general corporate purposes.

The distribution amount to MRV is determined based on a formula that repays:

•	approximately $ million to MRV, representing cash that MRV used to acquire Fiberxon and to pay expenses that MRV incurred and paid in connection with that acquisition;

•	approximately $ million, which is equal to 9% of the product obtained by multiplying (x) the assumed price per share in this offering, net of the assumed underwriting discount, by the (y) the number of shares of our common stock outstanding immediately prior to the effectiveness of the underwriting agreement between the underwriters and us in connection with this offering. This is the total amount that MRV owes to Fiberxon’s former stockholders and represents the balance of the purchase price for Fiberxon, subject to offsets as provided in the MRV-Fiberxon acquisition agreement, as amended prior to the closing; and

•	approximately $ to MRV, representing a portion of advances towards our working capital received from MRV during the past fiscal years.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Instead, we currently intend to retain all available funds and future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis (but adjusted to reflect the recapitalization of our company, which will be completed prior to the completion of this offering, in which common stock held by MRV will be converted into approximately million shares of our Class B common stock); and

•	on a pro forma “as adjusted basis” to reflect:

•	the receipt of approximately $ million from the sale of shares of our Class A common stock offered by us at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the retention by us as of the completion of this offering of approximately $ million in net cash and cash equivalents; and

•	the distribution of the remaining net proceeds from this offering (estimated as of completion of this offering to be approximately $ ) to MRV.

You should read the information in the following table together with “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements, the interim unaudited combined condensed financial statements and the related accompanying notes included elsewhere in this prospectus.

At September 30, 2007
Pro Forma
	Actual	as Adjusted
	(unaudited)	(unaudited)
Stockholders’ equity:
Preferred stock, $0.001 par value (100,000,000 shares authorized, none issued actual, pro forma or pro forma as adjusted)	$	$
Class A common stock, $0.001 par value (500,000,000 shares authorized, none issued actual issued pro forma and issued pro forma as adjusted)
Class B common stock, $0.001 par value (500,000,000 shares authorized, issued actual issued pro forma and issued pro forma as adjusted)
Additional paid-in capital
Total stockholders’ equity

Total capitalization	$	$

The information in the table above gives effect to our corporate reorganization to be effected prior to completion of this offering, but does not reflect:

•	shares of Class A common stock available as of , 2008 for future issuance under our 2007 Omnibus Incentive Plan;

•	shares of Class A common stock underlying restricted stock units issued under our 2007 Omnibus Incentive Plan as of , 2008;

•	shares of Class A common stock underlying options to be issued under our 2007 Omnibus Incentive Plan concurrent with consummation of this offering;

•	a currently estimated shares of Class A common stock (based on an assumed initial public offering price of $ per share in this offering) underlying options to be issued to employees, directors and consultants of Source Photonics and MRV and their subsidiaries concurrently with a distribution, if any, as described in “Arrangements Between Source Photonics and MRV — Employee Matters Agreement — Treatment of MRV Options;” and

•	shares of Class A common stock issuable upon exercise of the underwriters’ overallotment option.

Immediately upon completion of this offering, MRV will own all of our Class B common stock and there will be no shares of our Class B common stock reserved or available for issuance upon the grant of awards under our 2007 Omnibus Incentive Plan, nor any options or other securities exercisable for shares of our Class B common stock.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. We calculate pro forma net tangible book value per share by dividing the net tangible book value, tangible assets less total liabilities, by the number of outstanding shares of Class A common stock.

Our pro forma net tangible book value at          , 2008, was $     , or $      per share, based on           shares of our Class A common stock outstanding and held by MRV and           shares of our Class A common stock held by our employees.

After giving effect to the sale of the           shares of Class A common stock by us at the assumed initial public offering price of $      per share, less the underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value at          , 2008, would be $     , or $      per share. This represents an immediate increase in the pro forma net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors purchasing shares at the initial public offering price of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2007	$
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors in this offering		$

If the underwriters’ overallotment option were exercised in full, the pro forma net tangible book value per share after the offering would be $      per share, the increase in net tangible book value per share attributable to new investors would be $      per share and the dilution per share to new investors in this offering would be $      per share.

The following table shows on a pro forma basis at          , 2008 the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		per Share

MRV			%	$		%	$
Other stockholders (employees)

New investors							$

Total		100%		$	100%

The above information is based on shares outstanding as of          , 2008 (but adjusted to reflect the recapitalization of our company, which will be completed prior to the completion of this offering, in which common stock held by MRV will be converted into approximately      million shares of our Class B common stock). It excludes           shares of Class A common stock reserved upon the grant or exercise of awards under our 2007 Omnibus Incentive Plan.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following selected Statements of Operations data for each of the three years in the period ended December 31, 2006 and the Balance Sheet data as of December 31, 2005 and 2006 are derived from our audited combined financial statements and notes thereto included later in this prospectus. The selected Statements of Operations data for the two years in the period ended December 31, 2003 and the Balance Sheet data as of December 31, 2002, 2003 and 2004 were derived from our unaudited financial statements, which are not included in this prospectus. The unaudited pro forma selected Statements of Operations data for the year ended December 31, 2006 and the nine months ended September 30, 2007 were derived from the unaudited pro forma financial statements of Source Photonics, Inc. which are included later in this prospectus. The selected Statements of Operations data for the nine months ended September 30, 2006 and 2007 and the Balance Sheet data at September 30, 2007 were derived from our unaudited combined financial statements, which are included later in this prospectus. In our opinion, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the financial position and results of operations for each of the periods presented in our unaudited financial statements. Historical results are not necessarily indicative of results that may be expected for any future period.

The unaudited pro forma Statement of Operations data were prepared as if the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV, had occurred as of January 1, 2006 for the pro forma year ended December 31, 2006 and as of January 1, 2007 for the pro forma nine months ended September 30, 2007. The unaudited pro forma Statements of Operations combined our Statements of Operations for the year ended December 31, 2006 and nine months ended September 30, 2007 with the Statements of Operations for those periods of Fiberxon, Inc. See “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere herein. The unaudited pro forma balance sheet data were prepared as if the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on September 30, 2007. The unaudited pro forma Statements of Operations data do not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company. MRV allocated to our company costs incurred relating to general corporate expenses, employee benefits and incentives totaling $679,000 and $504,000, for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. Following the completion of this offering, we will assume responsibility for substantially all of these services and their related expenses, subject to the continued provision of certain of these services by MRV pursuant to a transitional services agreement discussed later in this prospectus. The unaudited pro forma combined financial information does not purport to represent what our financial position and results of operations actually would have been had the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on the dates indicated or to project our future financial performance.

The summary historical and pro forma financial data should be read in conjunction with our audited financial statements and notes to the audited combined financial statements. You should also read “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our combined financial statements and the accompanying notes and Fiberxon’s consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Years Ended December 31,						Nine Months Ended September 30,
						Pro Forma(1)			Pro Forma(3)
	2002	2003	2004	2005	2006	2006	2006	2007(2)	2007
	(unaudited)	(unaudited)				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$67,873	$37,601	$45,534	$49,407	$92,183	$140,277	$66,440	$92,958	$132,422
Cost of goods sold	51,465	33,630	39,136	44,222	74,959	110,394	53,254	74,150	103,674

Gross profit	16,408	3,971	6,398	5,185	17,224	29,883	13,186	18,808	28,748
Operating costs and expenses:
Product development and engineering	10,128	6,576	6,796	6,684	8,031	14,762	6,094	7,616	10,870
Selling, general and administrative	16,097	7,072	8,777	7,560	9,981	21,994	7,248	10,366	16,226
Amortization of intangibles	—	—	—	—	—	2,025	—	806	2,119
Impairment of goodwill	263,772	—	—	—	—	—	—	—	—

Total operating costs and expenses	289,997	13,648	15,573	14,244	18,012	38,781	13,342	18,788	29,215

Operating income (loss)	(273,589)	(9,677)	(9,175)	(9,059)	(788)	(8,898)	(156)	20	(467)
Interest expense	(912)	(22)	(17)	(42)	(25)	(145)	(19)	(221)	(326)
Other income (expense), net	(14,207)	908	337	512	401	(1,087)	(136)	(369)	(1,269)

Income (loss) before taxes	(288,708)	(8,791)	(8,855)	(8,589)	(412)	(10,130)	(311)	(570)	(2,062)
Provision (benefit) for taxes	307	129	—	—	(1,619)	(1,025)	—	782	1,404

Net income (loss)	$(289,015)	$(8,920)	$(8,855)	$(8,589)	$1,207	$(9,105)	$(311)	$(1,352)	$(3,466)

Basic and diluted(4):
Net income (loss) per share	$(289,015)	$(8,920)	$(8,855)	$(8,589)	$1,207	$(9,105)	$(311)	$(1,352)	$(3,466)
Weighted average shares	1	1	1	1	1	1	1	1	1

	At December 31,					At September 30,
	2002	2003	2004	2005	2006	2007(5)
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$40,186	$1,106	$1,152	$1,625	$1,977	$6,609
Working capital	57,227	6,435	10,663	8,176	22,610	45,592
Total assets	97,574	35,485	34,894	32,437	49,696	228,906
Total long-term liabilities	344	455	512	754	636	4,164
Stockholder’s equity	81,897	23,718	23,052	16,931	32,620	173,491

(1)	Gives effect to the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV as of January 1, 2006.

(2)	Includes the results of operations of Fiberxon from July 1, 2007, the date of its acquisition.

(3)	Gives effect to the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV as of January 1, 2007.

(4)	See Note 2 of Notes to Combined Financial Statements of Source Photonics and Fiberxon for an explanation of how the number of shares used in calculating this per share data was determined.

(5)	Includes the balance sheet data of Fiberxon as of September 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Historical and Pro Forma Financial Data” and our Combined Financial Statements and related Notes appearing elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors, including, but not limited to, those presented under “Risk Factors” on page 10 and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

We design, manufacture and sell a broad portfolio of optical communication products, including Passive Optical Network, or PON, subsystems, optical transceivers used in the enterprise, access and metropolitan segments of the market, as well as other optical components, modules and subsystems. In particular, we believe we are the leading provider of optical subsystems used in fiber-to-the-premise, or FTTP, deployments which many telecommunication service providers are using to deliver video, voice and data services. We sell our products primarily to telecommunication systems vendors, who incorporate our products into systems which are sold to telecommunication service providers. Our direct sales customers include communication system manufacturers, such as Alcatel-Lucent, Motorola, Inc., Tellabs, Inc., UTStarcom, Inc. and ZTE Corporation. In addition, we sell our products to distributors who in turn sell our products to system vendors.

We are currently a wholly-owned subsidiary of MRV Communications, Inc., or MRV. MRV designs, manufactures, sells, distributes, integrates and supports communication equipment and services, and primarily through Source Photonics, MRV is engaged in the optical components business. Our optical components business was the original business of MRV when MRV began operations in July 1988. From inception in 1988 until April 2000, we operated as a division of MRV and conducted our business using MRV’s trade name. From April 2000 through August 2007, we operated under the Luminent trade name. In August 2007, we began doing business under the Source Photonics trade name, and in December 2007 changed our entity name to Source Photonics, Inc. Since April 2000, we have relied very little on MRV for operational support of our core manufacturing, sales and research and product development activities. After completion of this offering, MRV will own approximately     % of the voting control of our common stock, or approximately     % if the underwriters exercise their overallotment option in full. MRV is considering divesting its remaining equity interest in us sometime subsequent to this offering, although it is not obligated to do so.

On July 1, 2007, MRV acquired all of the outstanding capital stock of Fiberxon, Inc., a provider of optical components and subsystems with facilities both in the People’s Republic of China and in the United States of America. The purchase price paid was approximately $131.0 million consisting of cash, a deferred consideration obligation, shares of common stock of MRV and options to purchase common stock of MRV. The integration of Fiberxon broadened our portfolio of PON solutions, strengthened our transceiver technology portfolio, added engineering and manufacturing capacity in China and increased our exposure to global service provider deployments. The outstanding capital stock of Fiberxon purchased by MRV will be contributed to us prior to completion of this offering. Therefore, our discussion and analysis of our financial condition and results of operations as of September 30, 2007, incorporates the financial condition and results of operations of Fiberxon since its acquisition on July 1, 2007, unless otherwise specified.

In connection with the Fiberxon acquisition, approximately $6.0 million of the purchase price paid represented share-based compensation net, relating to options to purchase the common stock of MRV, issued in exchange for outstanding Fiberxon options. In addition to the consideration owed to the Fiberxon stockholders in conjunction to the acquisition, MRV also provided $3.0 million as a bonus pool for allocation to existing Fiberxon management and other employees. MRV and Fiberxon’s stockholders agreed to share the costs incurred to reconstruct Fiberxon’s prior years’ financial statements, and compilation and audit services incurred to produce Fiberxon’s audited financial statements in the form and content required under SEC rules.

MRV paid for all of the costs on behalf of both entities and deducted the $844,000 portion attributable to the Fiberxon stockholders’ responsibility from the purchase price per the amended merger agreement dated June 26, 2007. MRV, Source Photonics and Fiberxon also incurred in the aggregate approximately $4.7 million in expense related to legal, professional and banker’s fees arising from the acquisition, which have been allocated and pushed down to Fiberxon as part of the purchase price allocation resulting from the acquisition of Fiberxon.

Based upon information available to MRV’s and our management resulting from a valuation undertaken by MRV’s and our management in October 2007 in accordance with SFAS No. 141, MRV and we believe the methodology and estimates utilized to determine the net tangible assets and intangible assets acquired from Fiberxon are reasonable and currently believe that there will be no material change from the preliminary allocation of the purchase price as reported by MRV in its Current Report on Form 8-K/A filed on November 16, 2007. However, the actual total purchase price to be paid remains preliminary as there remains a deferred consideration payment of which the final amount to be paid, and the timing of such payment, is dependent on a number of factors, including the timing and pricing of this offering and the amount of expenses which may be set-off pursuant to MRV’s indemnification rights under the Agreement and Plan of Merger governing the Fiberxon acquisition. The Company believes the allocation of the projected purchase price to the tangible and intangible assets acquired is final, pending any adjustment required due to discovery of facts regarding such assets not known at the time of the acquisition and initial allocation, which would be made within the first year post-acquisition pursuant to SFAS No. 141. Any change in the value assigned to the intangible assets will result in a corresponding offset to the amount allocated and recorded to goodwill. Goodwill, which represents the excess of the purchase price over the fair value of tangible and identified intangible assets acquired, reflects the competitive advantages that MRV expects, initially through us, to realize primarily from Fiberxon’s standing in the China telecommunications market, and which we expect to realize once the contribution of Fiberxon to us is complete.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in applying the critical accounting policies. Certain of these critical accounting policies affect working capital account balances, including the policies for revenue recognition, allowance for doubtful accounts, inventory reserves and income taxes. These policies require that we make estimates in the preparation of our financial statements as of a given date. However, since our business cycle is relatively short, actual results related to these estimates are generally known within the six-month period following the financial statement date. Thus, these policies generally affect only the timing of reported amounts across two to three quarters.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

Revenue Recognition.  We generally recognize product revenue, net of sales discounts and allowances, when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Products are generally shipped “FOB shipping point” with no right of return. Sales of services and system support are deferred and recognized ratably over the contract period. Sales with contingencies, such as right of return, rotation rights, conditional acceptance provisions and price protection are rare and insignificant and are deferred until the contingencies have been satisfied or the contingent period has lapsed. We generally warrant our products against defects in materials and workmanship for one to two year periods. The estimated costs of warranty obligations and sales returns and other allowances are recognized at the time of revenue recognition based on contract terms and prior claims experience. Our major revenue-generating products consist of FTTP solutions and metropolitan and access transceivers.

Allowance for Doubtful Accounts.  We make ongoing estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to meet their financial obligations to us. In determining the amount of the reserve, we consider our historical level of credit losses and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Since we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve may be required. In the event we determined that a smaller or larger reserve was appropriate, we would record a credit or a charge to selling, general and administrative expense in the period in which we made such a determination.

Inventory Reserves.  Cost of inventory is determined by the first-in, first-out method. We make ongoing estimates relating to the market value of inventories, based upon our assumptions about future demand and market conditions and based on historical data. If we estimate that the net realizable value of our inventory is less than the cost of the inventory recorded on our books, we record a reserve equal to the difference between the cost of the inventory and the estimated net realizable market value. This reserve is recorded as a charge to cost of goods sold. If changes in market conditions result in reductions in the estimated market value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination and record a charge to cost of goods sold.

Goodwill and Other Intangibles.  In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” we do not amortize goodwill and intangible assets with indefinite lives, but instead measure these assets for impairment at least annually, or when events indicate that impairment exists. We amortize intangible assets that have definite lives over their useful lives.

Income Taxes.  As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current income tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included in our balance sheets. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the income tax provision in the Statements of Operations.

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. Management continually evaluates our deferred income tax asset as to whether it is likely that the deferred income tax assets will be realized. If management ever determined that our deferred income tax asset was not likely to be realized, a write-down of that asset would be required and would be reflected in the provision for income taxes in the accompanying period.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not reflect actual outcomes. There was no effect of adopting FIN 48 on net deferred income tax assets, liabilities or the balance of accumulated deficit. Upon adoption, there was no liability for income taxes associated with uncertain tax positions at January 1, 2007. Interest and penalties related to income tax liabilities will be included in the income tax provision. There was no accrued interest or penalties relating to income tax liabilities as of January 1, 2007.

Share-Based Compensation.  Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award and recognize the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. We estimate the fair value of stock options and warrants using the Black-Scholes valuation model. The assumptions used in calculating the fair value of share-based payment awards represent our best estimates. Note 12 of the Notes to our Combined Financial Statements provides information regarding the assumptions used in calculating the grant date fair value of the options issued to our named executive officers during the last fiscal year. Our estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, estimates of forfeitures and related income tax impacts. The expense is recorded in cost of goods sold, product development and engineering and selling, general and administrative expense in the Statements of Operations based on the employees’ respective function.

Operating Expenses.  Our operating costs and expenses generally consist of product development and engineering costs, or research and product development, selling, general and administrative costs, or SG&A, and other operating related costs and expenses.

Basis of Presentation

Our financial statements have been carved out from the consolidated financial statements of MRV using the historical results of operations and historical bases of the assets and liabilities of the MRV businesses that our company comprises. The financial statements also include allocations to us of certain MRV corporate assets, liabilities and expenses, including centralized legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other MRV corporate and infrastructure costs. The expense allocations have been determined on bases that MRV and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods included relative sales, headcount, square footage, transaction processing costs and adjusted operating expenses.

The financial information presented in this prospectus is not indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial statements described below give effect to our           for-one stock split to our stockholder of record on          , 2008. The financial information presented in this prospectus does not reflect the many significant changes that would occur in our funding and operations as a result of our becoming a stand-alone entity, the offering and the potential distribution.

Management Discussion Summary

The following table sets forth selected historical and pro forma financial data for the periods indicated, expressed as a percentage of revenue:

	Years Ended December 31,				Nine Months Ended September 30,
				Pro Forma			Pro Forma
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	86	90	81	79	80	80	78
Gross profit	14	10	19	21	20	20	22
Operating costs and expenses:
Product development and engineering	15	14	9	11	9	8	8
Selling, general and administrative	19	15	11	16	11	11	12
Total operating costs and expenses	34	29	20	28	20	20	22
Operating income (loss)	(20)	(18)	(1)	(6)	—	—	—
Net income (loss)	(19)	(17)	1	(6)	—	(1)	(3)

Revenue for Source Photonics

A summary of external revenue by geographical region is as follows:

					Nine Months Ended
	Years Ended December 31,				September 30,
				Pro Forma (1)			Pro Forma (2)
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

United States	$30,201	$37,418	$77,311	$89,215	$56,710	$63,271	$73,222
Europe	6,237	4,593	4,983	9,548	4,120	12,876	16,055
Asia Pacific	9,096	7,391	9,887	41,512	5,569	16,805	43,139
Other regions	—	5	2	2	41	6	6

Total	$45,534	$49,407	$92,183	$140,277	$66,440	$92,958	$132,422

(1)	Gives effect to the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV as of January 1, 2006.

(2)	Gives effect to the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV as of January 1, 2007.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

  Revenue

Revenue for the nine months ended September 30, 2007 increased $26.6 million, or 40%, to $93.0 million from $66.4 million for the nine months ended September 30, 2006. For the first three quarters of 2007, our revenue includes $2.9 million of revenue that was previously deferred from sales of products to one customer in periods prior to those periods presented herein. As a result of our evaluation of the deferred revenue during nine months ended September 30, 2007, we determined that the circumstances that caused us to defer such revenue lapsed and thus concluded that revenue recognition was appropriate in 2007. The products underlying this recognized deferred revenue are not a meaningful part of our ongoing business and the customer is not an active customer.

Revenue is further split into two categories, PON and D/T Transceivers. The PON product line includes components, modules, transceivers and subsystems for applications in PON applications for FTTP deployments, which accounted for 59% and 61% of revenue for the nine months ended September 30, 2007 and 2006, respectively.

The Datacom/Telecom Transceiver product line includes components and transceivers for applications in metro, access, and enterprise networks, covering key industry standards such as SONET/SDH, Ethernet and Fibre Channel, which accounted for 41% and 39% of revenue for the nine months ended September 30, 2007 and 2006, respectively.

We currently generate a significant portion of our business from a small number of customers. Revenue generated from these customers has been from shipment of FTTP products. The following table identifies our customer concentration for the first three quarters of 2007 and 2006, indicated as percentages of revenue:

	Nine Months Ended
	September 30,
	2006	2007
	(unaudited)	(unaudited)

Alcatel-Lucent	6%	16%
Tellabs, Inc.	47	32
Other	47	52

Total	100%	100%

While we have long-term contracts with certain customers, we ultimately rely on these customers submitting purchase orders for our products, and, as a result, we cannot predict the size, timing or terms of their incoming orders. With respect to Alcatel-Lucent and Tellabs, we have experienced variations in their purchase patterns in the past, and we may experience continued variation in the future. The majority of the products sold to these customers are FTTP products for Verizon’s FiOS deployment. The demand for these products is largely dependent on Verizon’s success in attracting customers to subscribe to the FiOS service. If Verizon is not successful in increasing the subscriber base for FiOS, our business will be materially affected.

  Gross Profit

Gross profit for the nine months ended September 30, 2007 was $18.8 million, compared to $13.2 million for the nine months ended September 30, 2006, an increase of $5.6 million, or 43%. Our gross margin remained consistent at 20% for the nine months ended September 30, 2007 and 2006. As discussed above, in the first three quarters of 2007, we recognized approximately $2.9 million in revenue that was previously deferred for which the costs associated with that revenue were recognized in periods prior to those periods presented herein. The gross profit and resulting gross margin were positively affected by recognizing this deferred revenue in the amount of $2.9 million. Factors that negatively affected gross margins were the reduced revenue from the shipment of metropolitan transceivers and discrete product lines, which carry a higher margin profile, and the increased proportion of revenue from the GPON product line, which has resulted in a lower margin as we ramped up production in this area during the first three quarters of 2007 compared to the same period of 2006. The gross margin resulting from business with Alcatel-Lucent and Tellabs is generally lower than what we achieve from our other customers. These customers typically operate in highly competitive markets where price of our products is a key factor. Although we sacrifice margins to these customers, our volumes are greater than the volumes achieved with our other customers, allowing for greater overall gross profit.

As we integrate with Fiberxon, we expect that there will be opportunity for gross margin improvement due to increased efficiencies in manufacturing and customer and product portfolio diversification. We believe we can lower our operating costs by shifting resources to lower-cost China-based facilities and by using our increased purchasing power to reduce the cost of our raw materials. However, this forward-looking statement may not come to pass if we are unable to achieve the level of integration or it takes longer to integrate than what we currently anticipate or do not realize the amount of costs savings we expect. Cost of goods sold includes share-based compensation expense of $195,000 and $151,000 in the first three quarters of 2007 and 2006, respectively.

  Operating Costs and Expenses

Operating costs and expenses for the first three quarters of 2007 were $18.8 million, or 20% of revenue, compared to $13.3 million, or 20% of revenue, for the same period in 2006. Operating costs and expenses increased $5.5 million, or 41%, in 2007 compared to 2006. Operating costs and expenses increased primarily due to product development and engineering expenses relating to additional prototype material costs arising from the integration of Fiberxon. Product development and engineering expenses included share-based compensation expense of $256,000 and $213,000 in the nine months ended September 30, 2007 and 2006, respectively. Selling, general and administrative expenses included share-based compensation expense of $492,000 and $306,000 in the nine months ended September 30, 2007 and 2006, respectively.

  Operating Income (Loss)

We reported operating income of $20,000 for the nine months ended September 30, 2007 compared to an operating loss of $156,000 for the nine months ended September 30, 2006, an improvement in our results of $176,000 in the first three quarters of 2007 compared to the same period in 2006. As discussed above, in the first three quarters of 2007, we recognized approximately $2.9 million in revenue that was previously deferred for which the costs associated with that revenue were recognized in periods prior to those periods presented herein. Our operating income was positively impacted by recognizing this deferred revenue in the amount of $2.9 million. Factors that negatively affected our operating results were the reduced revenue from the shipment of metropolitan transceivers and discrete product lines, which carry a higher margin profile, and an increased proportion of revenue from the GPON product line, which has resulted in a lower margin as we ramped up production in this area in 2007 compared to 2006. Our operating income (loss) includes share-based compensation expense of $943,000 and $670,000 in the nine months ended September 30, 2007 and 2006, respectively.

  Interest Expense and Other Income, Net

Interest expense was $221,000 and $19,000 for the nine months ended September 30, 2007 and 2006, respectively. Other income (expense), net was $369,000 and $136,000 for the nine months ended September 30, 2007 and 2006, respectively, which principally includes interest income on cash and cash equivalents and gains (losses) on foreign currency transactions.

  Provision for Income Taxes

The provision for income taxes for the first three quarters of 2007 was $782,000. There was no provision for income taxes for the same period in 2006 due to benefit for income taxes from valuation allowance. Our income tax expense fluctuates based on the amount of income generated in the various jurisdictions where we conduct operations and pay income tax.

As discussed above, in the first three quarters of 2007, we recognized approximately $2.9 million in deferred revenue for which the costs associated with that revenue were recognized in periods prior to those periods presented herein. There was no impact on the provision for income taxes resulting from the recognition of this deferred revenue, since there was a full valuation allowance against the deferred tax assets relating to this deferred revenue. Thus, the entire $2.9 million of recognized revenue that was previously deferred improved net income in the nine months ended September 30, 2007 by $2.9 million, as there were no associated costs or income tax provision relating to the amount that was recognized in this period.

Year Ended December 31, 2006 (“2006”) Compared to Year Ended December 31, 2005 (“2005”)

  Revenue

Revenue for 2006 increased $42.8 million, or 87%, to $92.2 million from $49.4 million for 2005. For 2006, approximately 64% of our revenue related to shipments of PON components. Shipments of PON products for 2006 totaled approximately $58.7 million, compared to $26.6 million for 2005. Our D/T Transceivers business also improved in 2006. Our shipments of D/T Transceivers totaled approximately $33.5 million in 2006, as compared to $22.8 million in 2005. The increase in this business was due to the introduction of new transceivers during 2006 that were used by equipment vendors in providing long-reach, higher density optical transmission. We currently generate a significant portion of our business from Tellabs, Inc. related to shipment of PON products. Tellabs represented 49% and 40% of our revenue in 2006 and 2005, respectively. In absolute dollars, our revenue from Tellabs increased $25.5 million year over year.

  Gross Profit

Gross profit for 2006 was $17.2 million, compared to $5.2 million for 2005, an increase of $12.0 million. Our gross margin increased to 19% for 2006, as compared to gross margin of 10% for 2005. Our gross margin increased as a result of increased revenue coupled with our transition of volume manufacturing to our facility in Taiwan and to third party contract manufacturers in China. The increase in gross profit was partially offset by the $927,000 write-down of material associated with end-of-life and discontinued products produced in the United States related to legacy fiber-to-the-curb and fiber-to-the-home modules that were recorded in the fourth quarter of 2006. Gross profit was negatively impacted by the adoption of SFAS No. 123(R) on January 1, 2006, which reduced gross profit by $202,000 for the recognition of share-based compensation expense in 2006.

  Operating Costs and Expenses

Operating costs and expenses for 2006 were $18.0 million, or 20% of revenue, compared to $14.2 million, or 29% of revenue, for 2005. Operating costs and expenses increased $3.8 million, or 27%, in 2006 compared to 2005. The increase in operating costs and expenses was across all expense categories, but decreased significantly as a percentage of revenue, which benefited from the increased sales volume, particularly from PON products. Operating costs and expenses were negatively impacted by the adoption of SFAS No. 123(R) on January 1, 2006, which increased product development and engineering expenses by $291,000 and selling, general and administrative expenses by $440,000 for the recognition of share-based compensation expense in 2006.

  Operating Loss

We reported an operating loss of $788,000, or 1% of revenue, for 2006 compared to $9.1 million, or 18% of revenue, for 2005, an improvement in our results of $8.3 million in 2006 compared to 2005. The improvement in our operating loss was the result of the increased gross profit, partially offset by the increase in operating costs and expenses. Our operating loss was negatively impacted by the adoption of SFAS No. 123(R) on January 1, 2006, which decreased our operating income by $933,000 for the recognition of share-based compensation expense in 2006.

  Interest Expense and Other Income, Net

Interest expense was $25,000 and $42,000 for 2006 and 2005, respectively. Other income, net principally includes interest income on cash and cash equivalents and gains (losses) on foreign currency transactions.

  Benefit for Income Taxes

The benefit for income taxes for 2006 was $1.6 million. There was no provision for income taxes in 2005 due to benefit for income taxes from valuation allowance. During 2006, we reduced the valuation allowance relating to $1.6 million of deferred income tax assets of a foreign subsidiary that previously had a full valuation allowance recorded against those deferred income tax assets. The reduction of the valuation allowance was due to the foreign subsidiary’s recent income and expected future taxable income, which caused us to conclude that the subsidiary’s deferred income tax assets will be realized. Our income tax expense fluctuates based on the amount of income generated in the various jurisdictions where we conduct operations and pay income tax.

Year Ended December 31, 2005 (“2005”) Compared to Year Ended December 31, 2004 (“2004”)

  Revenue

Revenue for 2005 increased $3.9 million, or 9%, to $49.4 million from $45.5 million for 2004. For 2005, approximately 54% of our revenue related to PON components. Shipments of PON products for 2005 totaled approximately $26.6 million, compared to $21.4 million for 2004. Our shipments of our D/T Transceivers totaled approximately $22.8 million in 2005, as compared to $24.2 million in 2004. We generated a significant portion of our business from Tellabs, Inc. related to shipment of PON products. Tellabs represented 40% and 38% of our revenue in 2005 and 2004, respectively. Substantially all of the products sold to Tellabs are PON products for Verizon’s FiOS early-stage deployment. The demand for these products is largely dependent on Verizon’s success in attracting customers to subscribe to the FiOS service. If Verizon is not successful in increasing the subscriber base for FiOS, our business will be materially affected.

  Gross Profit

Gross profit for 2005 was $5.2 million, compared to $6.4 million for 2004, a decrease of $1.2 million. Our gross margin decreased to 10% for 2005, as compared to gross margin of 14% for 2004. The decrease in gross margin in 2005 was partially the result of our agreement with certain customers, primarily purchasing PON components, to reduce prices, which for the short-term meant we realized lower gross profit, with the expectation that this decision to reduce the prices of our PON components in the short-term would help in our effort to secure a leadership position in this market for the long-term. In an effort to improve gross margins, we continued our transition of volume manufacturing to our facility in Taiwan and to third party contract manufacturers in China, which we expected to continue to result in savings in direct labor costs in manufacturing. In the fourth quarter of 2005, we achieved gross margins of 20%, which we believe is a result of these operational changes. We will continue to assess the optimal cost structure within our operations, and attempt to adjust the cost structure as necessary.

  Operating Costs and Expenses

Operating costs and expenses for 2005 were $14.2 million, or 29% of revenue, compared to $15.6 million, or 34% of revenue, for 2004. Operating costs and expenses decreased $1.4 million, or 9%, in 2005 compared to 2004. The decrease in operating costs and expenses was across all expense categories, and decreased significantly as a percentage of revenue, which benefited from the increased sales volume, particularly from PON products. The primary factor in this decrease was a decrease in our general and administrative expenses as we rationalized our U.S.-based infrastructure and leveraged our Taiwanese cost structure.

  Operating Loss

We reported an operating loss of $9.1 million, or 18% of revenue, for 2005 compared to $9.2 million, or 20% of revenue, for 2004, a slight improvement in our results. The improvement in our operating loss was the result of decreased operating costs and expenses, partially offset by the reduction in gross profit.

  Interest Expense and Other Income, Net

Interest expense was $42,000 and $17,000 for 2005 and 2004, respectively. Other income, net principally includes interest income on cash and cash equivalents and gains (losses) on foreign currency transactions.

  Provision for Income Taxes

There was no provision for income taxes in 2005 or 2004. In these periods, we generated net operating losses in the jurisdictions in which we do business. Based on our historical losses, we recorded a valuation allowance against these losses and other deferred income tax assets. As a result, we do not realize any benefit for deferred income tax assets generated. Our income tax expense fluctuates based on the amount of income generated in the various jurisdictions where we conduct operations and pay income tax.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards relevant to the financial performance of Source Photonics, see Note 2 of Notes to Combined Financial Statements of Source Photonics and Fiberxon included elsewhere in this prospectus.

Liquidity and Capital Resources

Historically, MRV has provided us with our working capital requirements. While we retained the cash receipts associated with our business, MRV provided any additional working capital required for us to operate our business. We had cash and cash equivalents and restricted cash deposits of $14.0 million as of September 30, 2007, an increase of $11.7 million from the cash and cash equivalents of $2.4 million we had as of December 31, 2006. The increase in cash and cash equivalents was primarily the result of the timing of advances received from MRV. During the nine months ended September 30, 2007, MRV provided advances to us to enable us to issue a $4.0 million standby letter of credit in favor of a creditor of a subsidiary of Fiberxon, to enable the creditor to extend further banking facilities to the subsidiary of Fiberxon, prior to close of the acquisition. As extended as of October 1, 2007, the standby letter of credit will remain available to the creditor until April 1, 2008. Fiberxon and its subsidiary have agreed to indemnify us for any losses we may suffer as a result of a breach by Fiberxon’s subsidiary of its loan agreement with its creditor.

During the nine months ended September 30, 2007, net cash advances from MRV to us amounted to $7.9 million. We expect that MRV will continue funding us for working capital purposes until the completion of this offering. We plan to repay MRV a portion of the amounts advanced from cash received from proceeds of this offering, in accordance with terms and conditions to be mutually agreed upon and disclosed by us and MRV prior to completion of this offering.

Subsequent to this offering, we anticipate meeting our liquidity needs through the proceeds generated by and retained from this offering, through our generation of revenue and by obtaining lines of credit or entering into other debt arrangements. As MRV has consistently allocated administrative and other operating costs, including some costs related to its public company reporting requirements and audit process, to us, we anticipate that our transition to status as a separate public reporting company will result in only incremental increases to such expenses, driven primarily by increased legal and accounting costs related to periodic reporting obligations and expanded efforts to implement policies and procedures designed for compliance with the requirements of the Sarbanes-Oxley Act of 2002, especially with respect to our Chinese operations which were not subject to such compliance requirements prior to MRV’s acquisition of Fiberxon, and the cost of directors’ and officers’ liability insurance. We currently anticipate that within our first year of operation as a public reporting company, such increased costs will total approximately $2 million, however the increase could be higher or lower dependent on numerous factors, including the number of events requiring reporting on Form 8-K during the year. As we already operate with substantial independence from MRV, our separation from MRV upon consummation of this offering should not alone have a significant impact on our results of operations or availability of capital resources. However, we acknowledge that subsequent to our separation from MRV and prior to the potential distribution of our Class B common stock held by MRV, we will likely create and seek to fill new global administrative positions to coordinate functions previously provided by MRV, such as human resources and risk management. Although such personnel additions will result in some additional costs, as the costs of such services when provided by MRV have been previously allocated to us and thus reflected on our financial statements, the change to our administrative expenses overall should not be substantial.

Working Capital

Working capital means the difference between current assets and current liabilities at particular points in time. The following table illustrates our working capital position:

	At December 31,	At September 30,
	2006	2007
		(unaudited)
	(dollars in thousands)

Current assets	$39,050	$96,843
Current liabilities	16,440	51,251

Working capital	$22,610	$45,592

Current ratio(1)	2.4:1	1.9:1

(1)	Determined by dividing total “current assets” by total “current liabilities,” in each case as reflected in the table.

Current assets increased $57.8 million from $39.0 million at December 31, 2006 to $96.8 million at September 30, 2007, primarily as a result of the addition of assets from Fiberxon and increases in cash and cash equivalents and time deposits, partially offset by collections of accounts receivables and reductions in inventories. The increase in cash and cash equivalents and time deposits was primarily the result of cash collections from customers and advances received from MRV. Fluctuations in current assets typically result from the timing of: shipments of our products to customers, receipts of inventories from and payments to our vendors, cash advances from MRV and the effects of changes in foreign currencies.

Current liabilities increased $38.4 million from $16.4 million at December 31, 2006 to $51.2 million at September 30, 2007, primarily as a result of the addition of current liabilities of Fiberxon and amounts due MRV, partially offset by the reductions in deferred revenue and accrued liabilities. Fluctuations in current liabilities typically result from the timing of payments to our vendors for raw materials, timing of payments for accrued liabilities, such as payroll related expenses and interest on our long-term obligations, changes in deferred revenue and income tax liabilities, obligations to MRV, our integration of Fiberxon and the effects of changes in foreign currencies.

Cash Flow

The following table sets forth, for the periods indicated, certain cash flow data from our Statements of Cash Flows:

	For the Nine Months
	Ended September 30:
	2006	2007
	(unaudited)	(unaudited)
	(in thousands)

Net cash provided by (used in):
Operating activities	$(8,759)	$(11,314)
Investing activities	(2,285)	(2,423)
Financing activities	10,700	17,661
Effect of exchange rate changes on cash and cash equivalents	126	708

Net change in cash and cash equivalents	$(218)	$4,632

Cash Flows Related to Operating Activities.  Cash used in operating activities was $11.3 million for the nine months ended September 30, 2007, compared to cash used in operating activities of $8.8 million for same period last year. Cash used in operating activities was a result of our net loss of $1.4 million, adjusted for non-cash items such as depreciation and amortization, additional allowances for doubtful accounts, share-based compensation expense, deferred income taxes and changes in working capital. In 2007, decreases in other assets positively affected cash used in operating activities. In the same period, cash used in operating activities was negatively affected by increases in time deposits, accounts receivable and inventory, and decreases in accounts payable, accrued liabilities and other liabilities. The increase in accounts receivable resulted from the timing of customer payments and collection efforts. The increase in inventories was primarily the result of the timing of our purchase of raw materials and components for products we expect to ship in the future. The increase in time deposits was the result of the standby letter of credit we entered into in favor of a creditor of a subsidiary of Fiberxon discussed above. Cash used in operating activities for the prior period was the result of our net loss adjusted for non-cash items and changes in working capital.

Cash Flows Related to Investing Activities.  Cash used in investing activities was $2.4 million for the nine months ended September 30, 2007, compared to cash used in investing activities totaling $2.3 million for the same period last year. Capital expenditures for property and equipment represented substantially all of our cash used in investing activities in 2006 and 2007. The capital expenditures reflect our investment in expanding production and product development and engineering capacity. These expenditures are consistent with our future growth strategy.

Cash Flows Related to Financing Activities.  Cash flows provided by financing activities were $17.7 million for the nine months ended September 30, 2007, as compared to cash flows provided by financing activities of $10.7 million for the same period last year. Cash provided by financing activities for these periods was primarily the result of net advances from MRV of $6.3 million and $10.4 million for the nine months ended September 30, 2007 and 2006, respectively. In addition, $5.9 million was provided by short-term borrowings net of repayments for the $5.6 million represented the Fiberxon cash acquired and distributed by the Parent company for the nine months ended September 30, 2007.

Off-Balance Sheet Arrangements

We do not have transactions, arrangements and other relationships with unconsolidated entities that are reasonably likely to affect our liquidity or capital resources. We have no special purpose or limited purpose entities that provided off-balance sheet financing, liquidity or market or credit risk support, engaged in leasing, hedging, research and product development services or other relationships that expose us to liability that is not reflected on the face of the financials.

Contractual Cash Obligations

The following table illustrates our total contractual cash obligations as of September 30, 2007:

		Less	1-3	3-5	After
	Total	Than 1 Year	Years	Years	5 Years
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Cash Obligations:
Short-term debt	$9,859	$9,859	$—	$—	$—
Long-term debt	—	—	—	—	—
Unconditional purchase obligations	158	158	—	—	—
Operating leases	5,017	1,350	1,213	1,271	1,183

Total contractual cash obligations	$15,034	$11,367	$1,213	$1,271	$1,183

Our total contractual cash obligations as of September 30, 2007, were approximately $15.0 million, of which approximately $11.4 million are due by September 30, 2008. These total contractual cash obligations primarily consist of operating leases for our equipment and facilities and unconditional purchase obligations for necessary raw materials. Historically, these obligations have been satisfied through cash generated from our operations or other revenue and we expect that this will continue to be the case.

The table above does not reflect amounts potentially due to MRV. As of September 30, 2007, we owed MRV for various advances made on our behalf, including expenses incurred in connection with the acquisition of Fiberxon and advances made to us to cover our operating expenses. We are in the process of negotiating with MRV regarding how much of these advances are to be repaid by us and when; we plan to repay MRV for at least a portion of the amounts it has advanced to us that are ultimately deemed repayable from the net proceeds of this offering. We intend to document any outstanding repayable amounts in intercompany debt instruments upon determination of such amounts and the terms and conditions for any extended repayment beyond the consummation of this offering.

The table above does not reflect approximately $17.7 million of consideration paid by MRV to the stockholders of Fiberxon upon closing of the Fiberxon acquisition as well as the deferred consideration payment of approximately $31.5 million to be paid by MRV in cash and/or shares, or a combination thereof, that will be paid to the stockholders of Fiberxon within 18 months of the date Fiberxon delivered its audited financial statements to MRV post-closing of the acquisition. or sooner upon the occurrence of certain acceleration events. For further details on the acquisition and integration of Fiberxon, please see Note 16, Subsequent Events included in the Notes to Financial Statements of Fiberxon appearing elsewhere in this prospectus. For further details on the use of proceeds from this offering to reimburse MRV for such items related to the acquisition of Fiberxon and other amounts, please see “Use of Proceeds.”

We believe that our historical financial statements and the table above regarding its short-term and long-term contractual obligations accurately reflect our short-term and long-term liquidity needs. Other than the administrative cost increases related to our public reporting requirements after completion of this offering, we anticipate only incremental changes in our short-term liquidity needs, related primarily to our transition into a new manufacturing facility in Chengdu, as discussed under “Business — Manufacturing,” and any final implementation costs of our ERP program, both likely arising in the second quarter of 2008. We believe that the net proceeds from this offering, along with our cash on hand and cash flows from operations and our ability to draw on lines of credit which we are currently in the process of obtaining, will be sufficient to satisfy our current operations, capital expenditures and product development and engineering requirements for at least the next 12 months. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. We will continue to devote resources for purchases of capital equipment as we continue to build our manufacturing capabilities and enable continued expansion of our product development and engineering programs. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support development of new products and expansion of sales and marketing, the timing of new product introductions and enhancements to existing products and market acceptance of our products.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market Risks

Market risk represents the risk of loss that may impact our financial statements through adverse changes in financial market prices and rates and inflation. Our market risk exposure results primarily from fluctuations in foreign exchange and interest rates. We manage our exposure to these market risks through our regular operating and financing activities. We have not historically attempted to reduce our market risks through hedging instruments, however, we may do so in the future.

Interest Rates.  We are exposed to interest rate fluctuations on our cash and cash equivalents. Our cash and cash equivalents are subject to limited interest rate risk, and are primarily maintained in money market funds and bank deposits. Our long-term obligations were entered into with fixed interest rates.

Foreign Exchange Rates.  We operate on an international basis with a portion of our revenue and expenses being incurred in currencies other than the U.S. dollar. Fluctuation in the value of these foreign currencies in which we conduct our business relative to the U.S. dollar affects our results and will cause U.S. dollar translation of such currencies to vary from one period to another. We cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have revenue and expenses in each of these foreign currencies, the effect on our results of operations from currency fluctuations is reduced.

Certain assets, including certain bank accounts and accounts receivables, exist in non-U.S. dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. The non-U.S. denominated currency is principally in the Taiwan dollar and RMB. Additionally, certain of our current and long-term liabilities are denominated in foreign currencies. At September 30, 2007, currency changes resulted in assets and liabilities denominated in local currencies being translated into less dollars than at September 30, 2006.

We incurred approximately 37% of our operating expenses in currencies other than the U.S. dollar during the nine months ended September 30, 2007. In general, these currencies were stronger against the U.S. dollar for the nine months ended September 30, 2007 compared to the same period last year, so revenue and expenses in these countries translated into fewer dollars than they would have in 2006. For 2007, we had approximately $17.9 million of operating expenses settled in the Taiwan dollar. Although the exchange rate for the Taiwan dollar has experienced only minor fluctuations during the first three quarters of 2007, if the rates increase, our costs would increase as well for expenses settled in the Taiwan dollar. At September 30, 2007, we held the U.S. dollar equivalent of approximately $956,000 of Taiwan dollars included in cash and cash equivalents.

Fluctuations in currency exchange rates of the above or other foreign currencies we hold to the U.S. dollar would have a corresponding impact on the U.S. dollar equivalent of such currencies included in the cash and cash equivalents reported our financial statements from period to period. Additionally, since integrating Fiberxon, we are now exposed to fluctuations in the RMB compared to the U.S. dollar as Fiberxon’s principle operations are conducted in China.

Inflation.  We believe that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on our sales or operating results or on the prices of raw materials. However, in view of our recent expansion of operations in Taiwan and China (through contract manufacturers and our integration of Fiberxon) and other countries, which have experienced and expect to experience greater inflation than the United States, there can be no assurance that inflation will not have a material adverse effect on our operating results in the future.

BUSINESS

Overview

We provide optical communication products used in telecommunication systems and data communication networks. We design, manufacture and sell a broad portfolio of optical communication products, including passive optical network, or PON, subsystems, optical transceivers used in the enterprise, access and metropolitan segments of the market, as well as other optical components, modules, and subsystems. In particular, we believe we are the leading provider of optical subsystems used in fiber-to-the-premise, or FTTP, deployments which many telecommunication service providers are using to deliver video, voice and data services. We sell our products primarily to telecommunication systems vendors, who incorporate our products into systems which are sold to telecommunication service providers. Our direct sales customers include Alcatel-Lucent, Motorola, Inc., Tellabs, Inc., UTStarcom, Inc. and ZTE Corporation. In addition, we sell our products to distributors who in turn sell our products to telecommunication systems vendors.

Our products enable telecommunication service providers to provide high-bandwidth video, voice and data services. Today’s telecommunication networks are evolving to support growing network traffic due to the demand for high-bandwidth applications such as Internet Protocol television, or IPTV, streaming video, Voice over Internet Protocol, or VoIP, services, peer-to-peer networking and content-rich websites. Service providers are attempting to differentiate their service offerings from their competitors and expect to generate additional revenue from the provision of many of these services. However, the growth in these applications and services is driving the need for additional bandwidth capacity in many portions of service providers’ networks. To meet this demand for additional capacity, telecommunication service providers are upgrading their networks with new optical communication systems and products.

We believe that our global, vertically-integrated business model and expertise in optical design enable us to rapidly deliver high performance fiber optic components and subsystems. In addition, with both a significant number of employees and substantial operations in China, we are able to design and manufacture our products cost effectively. Finally, as we expand the number of product lines that we offer, we believe our strong relationships with many of the world’s leading system vendors will allow us to increase the breadth of products that we deliver to them.

We are currently a wholly-owned subsidiary of MRV Communications, Inc., or MRV, a provider of telecommunication systems. However, we have relied very little on MRV for operational support of our core manufacturing, sales, and research and product development activities. On July 1, 2007, MRV completed the acquisition of Fiberxon, Inc., or Fiberxon, a provider of optical components and subsystems, for total consideration of approximately $131.0 million, and prior to the completion of this offering will transfer Fiberxon’s outstanding stock to us as part of a recapitalization we are undergoing. The addition of Fiberxon will broaden our portfolio of PON solutions, strengthen our transceiver technology portfolio, add engineering and manufacturing capacity in China and increase our exposure to global service provider deployments. We believe that our integration with Fiberxon will allow us to increase the efficiency of the combined company’s manufacturing, research and product development and marketing efforts, allowing us to expand our growth initiatives. In addition, we believe we will lower our costs by shifting resources to lower-cost China-based facilities and by using our increased purchasing power to reduce the cost of our raw materials. For the year ended December 31, 2006, we had revenue of $92.2 million. Including the revenue of Fiberxon, our revenue for the year ended December 31, 2006 would have been on a pro forma basis $140.3 million. As of September 30, 2007, we had 1,486 employees and full-time contractors worldwide.

Industry Background

Demand for additional bandwidth continues to increase as data intensive applications running over service provider networks utilize more network capacity. Residential consumers, an emerging driver of demand for additional bandwidth, are increasingly using data intensive computer applications such as media downloads, online videos, interactive gaming and peer-to-peer file sharing, in addition to other bandwidth intensive non-computer based applications, such as VoIP services and video-on-demand. Business demand is also growing due to the increase in applications and data shared across the enterprise and the growing adoption of software-as-a-service and IP-based voice and video communications.

Although traditional telephony providers continue to generate a majority of their revenue from voice service offerings, there are significant competitive pressures and price erosion in this core business. In particular, these providers are experiencing substantial competition from cable multiple system operators, or MSOs, who own and operate hybrid fiber coaxial, or HFC, networks. These MSOs now offer customers voice services as a competitive alternative to traditional telephony providers. In addition, these HFC networks offer greater capacity and video delivery capabilities than traditional telephony providers’ legacy copper-based access networks. Traditional telephony providers are trying to better compete with cable MSOs and to offset the decline in voice revenue by increasing the number of services that they can offer through their networks, such as video and other bandwidth intensive data applications. To offer these new services, service providers are installing higher capacity fiber optic access networks. For example, in September 2006, Verizon announced plans to spend $18.0 billion in net capital by 2010 to expand its fiber optic network infrastructure to over 18 million premises. In developing countries and other areas with lower teledensity, many service providers are foregoing copper-based networks altogether and are instead deploying advanced fiber optic metro and access networks for their initial network build-out.

To offer new services, service providers are investing in three primary areas. First, they are investing in their access networks to increase the bandwidth capacity between the service provider’s central office and individual consumers. To accomplish this, many service providers are building high-capacity passive optical networks either closer to, or directly into, consumers’ homes. These access networks have the ability to deliver a range of advanced services, such as on-demand high-definition television, or HDTV, and high-bandwidth Internet services. LightCounting forecasts an increase in worldwide spending on PON transceivers from $181 million in 2006 to $376 million in 2010, corresponding to a 20% compound annual growth rate, or CAGR.2

Second, service providers are investing significantly in their metro optical networks, not only to increase data capacity, but also to enhance the intelligence and flexibility embedded in metro networks. This allows the service providers to maximize network utilization even as user needs and service offerings change over time. According to Infonetics, sales of metro wavelength division multiplexing, or WDM, optical equipment is expected to grow from $2.0 billion in 2006 to $4.0 billion in 2010, which represents a 19% CAGR.3 WDM is using multiple optical wavelength channels on the same fiber to offer the increased data capacity. The WDM multi-channel architecture supports the flexibility to manage, upgrade, and enhance the network on a per-channel basis as requirements change.

PON Architecture	Metro Ring Architecture

2 LightCounting, “Beyond the growth — Transceiver Market Forecast Report — January 2007” (hereafter “LightCounting, January 2007”).
3 Infonetics Research, “Optical Network Hardware — Quarterly Worldwide Market Share and Forecasts for 3Q07”.

Third, service providers are investing heavily in software and systems that allow the deployment of new revenue-generating services. However, the use of these new software and systems requires upgrades in the metro and access networks in order to maximize their capabilities.

Large telecommunication systems vendors are also playing an important role in the build-out of new optical networks, both in helping service providers architect these networks and in integrating them with pre-existing networks. Because the system vendors’ focus has shifted towards helping service providers enable new service offerings and away from core hardware development, they are increasingly reliant on third-party suppliers for critical component and subsystem design and innovation. While system vendors continue to focus on the cost of components and subsystems embedded in their larger systems when selecting suppliers, they also choose suppliers based on their ability to deliver valuable innovative technologies and on their ability to adapt their products and technology rapidly to meet the specific needs demanded by a particular application. This allows the system vendor to deliver complete systems more quickly to their service provider customers.

We believe that these overall market trends will allow for the growth of shipments for optical networking products for the next several years. According to LightCounting, the market for PON ONTs, or Optical Network Terminals, transceivers that are placed in customers’ homes in a fiber-to-the-home, or FTTH, network, is expected to grow at a 30% CAGR, from $83 million in 2006 to $239 million in 2010. LightCounting also forecasts that sales of optical transceivers overall should grow from $1.7 billion in 2006 to $2.8 billion in 2010, corresponding to a 12% CAGR.4

In summary, the optical component and subsystem industry remains extremely competitive and in order to effectively differentiate themselves, optical component and subsystem providers must meet telecommunication systems vendors’ demands, which include:

•	Innovative technology which provides industry-leading performance;

•	Flexibility to design products quickly to meet the needs of a particular application;

•	Strong customer support both initially in meeting customer specifications and throughout the product lifecycle;

•	Ability to offer a broad product offering to address multiple needs within a system; and

•	Cost-effective products which allow the overall system to be economical to service providers.

The Source Photonics Solution

We design, manufacture and sell a comprehensive line of optical communication products. Our products are designed to meet the increasing bandwidth requirements for delivering video, voice and data to both residential and business enterprise customers. We believe we offer several advantages to our customers, including:

Leading line of PON-related products.  We believe we have become one of the world’s leading suppliers of triplexers and diplexers used in PONs, which enable FTTP networks. Our portfolio of products is distinguished by superior performance and high quality. We also have the ability to quickly and efficiently ramp volume manufacturing of these products. This has allowed us in many cases to introduce products and features faster than our competitors and offer them at lower cost to our customers. Our recent integration with Fiberxon has expanded the reach and breadth of our PON products. We have shipped over 2 million Optical Network Terminal, or ONT, transceivers, which are the transceivers in customer homes in a FTTH network. In North America, we believe we have delivered approximately 90% of all ONT transceivers shipped through September 30, 2007. We also offer a broad portfolio of optical line terminal, or OLT, transceivers, which are located in a service provider’s central office. Our PON-related optical products are used in many of the recently introduced FTTH and FTTP networks, including AT&T’s U-verse network and Verizon’s FiOS network. Our direct system vendor customers include Alcatel-Lucent, Motorola, Inc. and Tellabs, Inc.

4 LightCounting, January 2007.

Broad portfolio of transceivers.  We offer a broad product line of transceivers in a variety of packaging configurations which have applications primarily in metro and access networks. Our products work across a variety of networking environments with a wide range of bandwidth and reach specifications. We are continuing to develop innovative transceiver products and are focusing significant effort in developing our 10 gigabit pluggable portfolio including 10 gigabit small form-factor pluggable, or XFP, and small form-factor pluggable plus, or SFP+, products. SFP+ products offer the same throughput as an XFP module, but are approximately half the size and consume approximately one third of the power. In addition, our product line offers solutions for a variety of SONET, Ethernet and Fibre Channel applications. These broad product offerings allow us to satisfy a wide array of customer demands, which is increasingly important as our customers attempt to reduce the number of suppliers with which they directly work.

Low-cost manufacturing.  We employ a manufacturing strategy that minimizes costs and reduces lead times for customers. The majority of our manufacturing is in China, which allows us to minimize labor and operating costs. In addition, our China-based operations are in close proximity to our suppliers, minimizing cycle time. Our overall scale also provides us cost advantages and a more favorable bargaining position with our suppliers. Finally, we have the ability to increase capacity with contract manufacturing partners when demand is high.

Cost efficient operating model.  We believe our large pool of research and product development and related support staff in China allows us to develop products at much lower cost than many of our competitors, who develop products primarily in higher cost markets. In addition, a significant portion of our sales, marketing and administrative resources are based in China. Our strong foundation of technical capabilities and management provides us the ability to expand our operations in China as our need for human resources grows.

Vertically-integrated business model.  We have substantial in-house design and manufacturing resources, and unlike many of our competitors, we are able to customize existing products from the subsystem level down to the chip level. This allows us to build in innovation throughout the product development lifecycle, differentiate our products relative to our competitors, and adapt to market requirements and our customers’ needs. Our vertically-integrated manufacturing allows us to design innovative technologies in each part of the optical subsystem, quickly provide products to customers and scale production as demand for products increases.

Cost-effective, highly agile product design and development.  Time to market is an increasingly important competitive differentiator. Our global research and product development centers in California, Taiwan and China have broad experience in optical component and subsystem development. This deep, global experience in PON solutions and transceivers allows us to rapidly develop solutions to customer problems. Moreover, we believe the integration with Fiberxon has added a substantial amount of cost-effective research and product development resources to the Company and has enhanced our ability to quickly customize existing products.

Global customer base and support services.  We have strong relationships with many of the world’s leading telecommunication systems vendors. These vendors have deployed their systems globally, thereby increasing our exposure to multiple, worldwide FTTP rollouts. This set of customer relationships provides a diverse foundation upon which to expand our sales. With the recent integration with Fiberxon, we are expanding our operational and research and product development resources to support our customers on a global basis.

Our Strategy

Address the global FTTP opportunity.  We plan to continue to focus a significant amount of our operational efforts on addressing the needs of telecommunication systems vendors and service providers as FTTP deployments continue to expand globally. We believe we have several advantages in this marketplace, including our already developed manufacturing capabilities and our strong technology portfolio. We intend to leverage our leadership in triplexers in the FTTP market to address new deployments, such as 10 gigabit and WDM solutions. We plan to grow internationally by applying our existing experience with leading system vendors and service providers to new markets where FTTP networks are in the initial stages of being deployed.

Build presence in high growth transceiver categories.  We plan to continue to invest in research and product development and sales to address high growth transceiver categories. We will use our strong relationships with our customers to address a wider range of their transceiver needs. We believe the 10 gigabit and pluggable segments of the transceiver market are particularly attractive areas for potential growth. For instance, sales of 10 gigabit XFP products are expected to grow from $41 million in 2006 to $217 million in 2010, demonstrating a 51% CAGR.5 We believe that the cost efficiencies we expect to generate from the integration with Fiberxon and our investment in research and product development of our transceiver product line will allow us to build our competitive position throughout the transceiver marketplace.

Use global scale to drive cost efficiencies.  We believe our integration with Fiberxon has provided us a number of opportunities to reduce the cost of manufacturing our products, particularly in our transceiver product lines. We believe the higher volume of optical components produced by the combined entity will allow us to reduce our fixed cost per unit. We also intend to use our global manufacturing resources to transition the production of many products from more costly third party contract manufacturers and in-house Taiwan-based facilities to more cost-effective in-house manufacturing in China. Finally, we expect that our increased scale should allow the combined company to purchase raw materials at lower cost.

Leverage low-cost research and product development resources.  The integration of Fiberxon is expected to provide us a strong foundation of low-cost China-based research and product development resources. We intend to optimally utilize this technical resource base by continuing to grow our China-based research and product development workforce. At September 30, 2007, we had more than 130 engineers within our research and product development department who are able to provide leadership for our technical organization. We believe that this allows us to expand our research and product development activities cost-effectively and to develop more products at competitive price points.

Use global presence to expand customer reach.  Our integration with Fiberxon has expanded both the number of products we offer and the number of customers we serve. Not only do we believe that we can offer a broader set of products and services to our established customer base, we also intend to use our broad market exposure to address additional customers and regions which we have not focused on in the past. For instance, we now have advanced, local technical support capabilities, in both Asia and North America.

Invest in new emerging technologies.  Communication network requirements and technologies continue to change as new applications put more strain on current network capabilities and as customers require more cost-effective solutions. In order to bring new products to market, such as tunable laser transceivers and small form factor pluggable modules, we will need to make significant investments in research and product development. We intend to continue to invest in research and product development in an effort to grow our presence in high-growth and emerging markets and increase the number of product areas we can address. In addition, we may consider investments in, or acquisitions of, particular product lines, businesses or technologies which we determine important to own in order to further our strategy.

Products

We develop, manufacture and market optical components, modules and subsystems for FTTP applications, as well as for metro and access networks. We classify our products in two segments: PON Solutions and Metro and Access Transceivers.

  PON Solutions

We are one of the largest global providers of optical components and subsystem products used in FTTP passive optical networks, or PONs, used to deliver advanced broadband video, voice and data services to

5 LightCounting, January 2007.

service providers’ customer premises. A PON system is based on a single head-end optical line terminal, or OLT, at the central office of a telecommunication service provider. OLTs transmit and receive information to and from multiple customer-side optical network terminals, or ONTs, sharing the same fiber optic PON network. Our PON solutions are subsystems which perform the core transmit and receive functions of the overall OLT and ONT systems.

On the customer premise side, our ONT transceiver products include both diplexer and triplexer transceivers for generating and receiving optical signals in the passive optical network. Diplexers support two signals: upstream data, including voice traffic from the customer to the network, and downstream data from the network. In systems using diplexers, video can be transmitted digitally in the downstream data channel. Triplexers utilize three signals: upstream and downstream digital data and voice signals as described for the diplexer and, in addition, a downstream signal for radio frequency, or RF, video. Our ONT transceivers integrate the optical function of multiplexing the upstream signal and downstream signals on one single fiber strand, as well as the electronic signal detection and amplification. Optical domain multiplexing and demultiplexing functions, commonly known as Wavelength Division Multiplexing (WDM), is a process wherein different frequencies of light emanating from various transmission sources (e.g. different transceivers) are combined and transported along a single optical fiber, and demultiplexed, or separated, post transmission into different receivers. WDM transmission enables higher bandwidth data transmission along fiber spans and within optical transport networks; the bandwidth enhancement factor is a function of the number of wavelengths of light that can be multiplexed and demultiplexed with minimal interference to each individual signal.

On the head-end side, OLT transceivers receive the upstream signals from multiple ONTs in the PON network and generate and transmit the downstream data signal. Our OLT transceivers perform the same WDM functions as our ONT transceivers.

There are three primary standards for PON networks. These standards have been developed by organizations such as the International Telecommunications Union, or ITU, and the Institute of Electrical and Electronics Engineers, or IEEE, in conjunction with service providers and vendors of optical communication systems. We offer products which address all three of these standards:

BPON.  Broadband PON, or BPON, was the first PON technology to be deployed in volume by service providers. BPON is based on the ITU-T G.983 standard. We were the first vendor to develop and introduce BPON ONT triplexers, and we believe that we have achieved over 90% market share in North American BPON ONT deployments.

GPON.  Gigabit PON, or GPON, is the second-generation standard for PON, which is based on the ITU-T G.984 standard. Relative to BPON, GPON provides four times greater downstream bandwidth as well as enhanced features, including remote monitoring of terminals, improved network security and higher quality of service for time sensitive data, such as voice and video traffic. Service providers are expected to migrate the technology they are deploying from BPON to GPON over the next couple of years. We were the first to market with GPON triplexers and are using our leadership and experienced manufacturing platform in BPON technology to build a strong position in GPON. Besides being first to market with the GPON triplexer product, we are the first vendor to introduce a fully standards compliant GPON OLT transceiver.

EPON.  Ethernet PON, or EPON, is an alternative standard for deploying PON networks. It is based on standards adopted by the IEEE 802.3 working group that develops standards for Ethernet-based networks. Several service providers, particularly in Asia, have decided to use EPON rather than BPON or GPON as the basis for their networks. We believe that technology and products developed by Fiberxon have secured us a position among the market leaders in the EPON market.

     Summary of PON Products

Product Type	Form Factor	Optical Interface	Application

BPON ONT
	SFU Integrated Triplexer Transceiver; 2”x2” form factor	ITU G.983; 622 Mb/s Rx, 155 Mb/s burst-TX; RF video overlay	Single-Family Unit; Customer-premise optical interface of BPON system with RF video
	MDU Integrated Triplexer Transceiver, high-gain; 2”x2” form factor	ITU G.983; 622 Mb/s Rx, 155 Mb/s burst-TX; RF video overlay	Multi-Dwelling Unit; Customer-premise optical interface of BPON, with high-gain RF video overlay
	SFU Integrated Diplexer Transceiver; 2“x2” form factor	ITU G.983; 622 Mb/s Rx, 155 Mb/s burst-TX	Customer-premise optical interface of BPON system, without RF video (data only or IPTV)
GPON ONT
	SFU Integrated Triplexer Transceiver; 2”x2” form factor	ITU G.984.2; 2.5Gb/s Rx (downstream), 1.25Gb/s burst-TX (upstream); RF video overlay	Single-Family Unit; Customer-premise optical interface of GPON system with RF video
	MDU Integrated Triplexer Transceiver, high-gain; 2”x2” form factor	ITU G.984.2; 2.5Gb/s Rx (downstream), 1.25Gb/s burst-TX (upstream); RF video overlay	Multi-Dwelling Unit; Customer premise optical interface of GPON system, with high-gain RF video
	Integrated Diplexer Transceiver; 2”x2” and SFF form factors	ITU G.984.2; 2.5Gb/s Rx (downstream), 1.25Gb/s burst-TX (upstream)	Customer premise optical interface of GPON system, without RF video (data only or IPTV)
GPON OLT
	Integrated Diplexer Transceiver; SFP pluggable and SFF form factors	ITU G.984.2; 1.25Gb/s burst-RX, 2.5Gb/s TX	Central-office end of GPON system
EPON ONT
	Integrated Diplexer Transceiver; SFF form factor	IEEE 802.3; 1.25Gb/s symmetrical	Customer-premise optical interface of EPON system
EPON OLT
	Integrated Diplexer Transceiver; SFF form factor	IEEE 802.3; 1.25Gb/s symmetrical	Central-office optical interface of EPON system

In addition to the products described above, on a selective basis we sell components to third parties. These components are optical subassemblies that are primarily used in our PON transceiver products. The sale of discrete optical components is neither a material business nor a focus of our strategy.

  Metro and Access Transceivers

We offer a broad range of optical transceivers used in both telecommunication systems and data communication networks. The product line covers the requirements of key industry standards, such as SONET, Ethernet, and Fibre Channel. We also offer products that are not based on standards, for specific market segments or customer-specific requirements. Our product line includes coarse wavelength division multiplexing, or CWDM, and dense wavelength division multiplexing, or DWDM, interfaces, primarily in pluggable form factor. The pluggable form factor offers system vendors and service providers benefits in the areas of time-to-market, inventory management and ease of configurability. These benefits are particularly significant for DWDM and contribute to the general market trend towards pluggable interfaces.

With the introduction of our XFP and SFP+ form factor transceivers, the company addresses the 10 gigabit per second market segment. We believe that system manufacturers and service providers increasingly will adopt these pluggable form factors in their optical systems. We are investing heavily in development of next-generation XFP products and are expecting to introduce several additional XFP-based products over the next few years. The SFP+ form factor is targeted for another 10 gigabit per second product segment, and is expected to find wide use in enterprise and data communication networks. It is smaller than the XFP form factor, allowing for higher port density. We have introduced first-generation short-reach products in this form factor and are developing additional interfaces to cover all the anticipated market requirements for SFP+.

Also included in the product line is a broad range of single-fiber transceivers. Applications include Enterprise networks and Active Ethernet FTTH deployments. The market for single-fiber point-to-point transceivers is expected to experience substantial growth over the next several years. The growth is anticipated in both FTTx applications as well as in enterprise and access networks.

     Summary of Metro and Access Transceiver Products

Product Line	Application	Data Rate	Reach

XFP	Datacom, Telecom	10Gb/s	500m, 2km, 10km, 40km, 80km, 120km, DWDM 40km, 80km and 120km
SFP+	Datacom	8Gb/s Fibre Channel; 10Gb/s Ethernet	100m — 10km
SFP	Datacom	Fast Ethernet (100Mb/s); GbE (1.25Gb/s), including CWDM; Fibre Channel 100FC, 200FC, 400FC	10km, 20km, 40km, 80km, 120km, CWDM 10km, 40km, 80km and 120km,
SFP	Telecom	155Mb/s, 622Mb/s, 2.5Gb/s, including CWDM	2km, 15km, 40km, 80km
DWDM SFP	Telecom	155Mb/s — 2.5Gb/s:	80km, 120km, 200km
Single — Fiber SFP	Datacom, Access	100Mb/s, 1.25Gb/s, 155Mb/s, 622Mb/s, 2.5Gb/s	10km, 20km, 40km, 80km, 120km
1x9	Telecom, Datacom	155Mb/s, 622Mb/s, 2.5Gb/s, 1.25Gb/s	10km — 80km
SFF	Datacom, Telecom	155Mb/s, 622Mb/s, 2.5Gb/s, 1.25Gb/s	10km — 80km
SGMII	Datacom	100Mb/s — 1Gb/s	500m, 2km, 10km

As in our PON segment, we also sell on a selective basis to third parties optical components which we manufacture that are used primarily in our transceiver products.

Technology

Multiple key technologies and capabilities enable the competitive performance and cost-structure of our products. Our micro-optic integration platform, internal chip research and product development and manufacturing capability, and embedded control software are key on both the PON and the transceiver product lines. Specifically for the PON product line, our video receiver and burst-mode receiver technology provides important differentiation relative to competitive offerings.

In-House Laser and Receiver Fabrication

Through our in-house research and product development and manufacturing capability for semiconductor laser and receiver chips, we are able to internally source most of the optical components that are part of our module and subsystem products. Our chip manufacturing capabilities include all the processes and facilities required for development and manufacturing of advanced optical components for current and future products. Based on our knowledge of module level requirements, we direct development efforts to projects with maximum impact on cost and performance of the final products. Internally developed technologies include distributed feedback Bragg, or DFB, lasers and avalanche photodiode, or APD, receivers optimized for GPON applications; lasers for long-reach SONET, CWDM and DWDM transceivers; and CWDM lasers for high-temperature operation.

Advanced Control and Configuration Software Inside Transceivers

Many of our PON and metro transceivers include embedded software for monitoring, control and configuration. All embedded software is internally developed, including implementation of advanced control algorithms that enable high-performance receivers for long-reach DWDM systems at 2.5 gigabit per second and 10 gigabit per second.

Micro-Optic Integration of WDM Components with Receivers and Lasers

Our diplexer and triplexer products are based on integrated wavelength multiplexers, combining the upstream signal and the downstream signal(s) on one fiber. We have developed an integration platform based on bulk micro-optics that lends itself to large scale manufacturing. Based on industry standard components and assembly methods, and compatible with screening of product early in the manufacturing process, the platform is highly cost-effective.

Advanced Video Receiver Technology

An essential element of PON triplexers is the RF video receiver. We have developed video receiver designs and technology based on widely available discrete standard components. Equally important is the test and measurement technology supporting the manufacturing of the integrated triplexers transceivers, where we have developed and implemented a scalable and efficient test platform.

Burst Mode Receiver Technology

A key technical challenge for implementation of a fully standards compliant GPON OLT transceiver is the stringent requirements on the receive-side of the product. Our internally developed, proprietary technology has enabled us to be first to market with a compliant burst mode receiver product, now shipping in volume to a broad, global customer-base. This burst mode technology allows the OLT transceiver to receive optical signals continuously from multiple ONT transmitters. Our solution is based on off-the-shelf standard components, and we anticipate that it will be fully scalable to emerging higher-data rate PON standards, e.g. 10 gigabit per second EPON.

Customers

Our customers include major telecommunication systems vendors in the U.S. and international markets, which incorporate our products into their equipment that they in turn sell to network service providers although some of our transceivers are also incorporated in systems used by large enterprises.

The following table alphabetically lists our top ten customers, that accounted for over $83.2 million of our revenue during the nine months ended September 30, 2007, including those of Fiberxon:

Alcatel-Lucent	MRV Communications, Inc.
Dongwon Systems Co., Ltd.	Nokia Siemens Networks
FiberHome Telecommunication Technologies Co., Ltd.	Tellabs, Inc.
Huawei Technologies Co., Ltd.	UTStarcom, Inc.
Motorola, Inc.	ZTE Corporation

Among our customers, only Alcatel-Lucent and Tellabs each accounted for 10% or more of our revenue for the nine months ended September 30, 2007.

Sales and Marketing

We sell our products directly to manufacturers of optical communication systems. Our sales staff includes both sales representatives and sales engineers who work directly with optical system vendors to understand their requirements. Generally, to market and sell our products, we use distributors in Europe, the Middle East and Africa, or EMEA, and in the Asia-Pacific region, which we refer to as our APAC region, and manufacturers’ representatives in North America, which we refer to as the Americas region. We utilize distributors to facilitate import-export issues, to ease language barriers in our international markets, and to assist in targeting international sales opportunities. In North America, we use distributors solely based upon customer request, relying instead primarily on our internal sales force. We also market our products at various industry trade shows to increase awareness of our products and engineering capabilities among current and potential customers.

Manufacturing

We have invested significantly in our low-cost, vertically-integrated manufacturing model, which we believe provides us an important competitive advantage. We employ both in-house internal manufacturing as well as contract manufacturers, primarily in China. We have three primary in-house manufacturing locations: Chengdu and Shenzhen, PRC, and Hsinchu, Taiwan. Our facility in Hsinchu, Taiwan is primarily used for manufacturing of optical laser and receiver chips and assemblies. The assemblies use our internally designed and manufactured opto-electronic chips packaged into hermetically sealed packages. Our factory in Shenzhen is primarily used for precision assembly of the optical laser and receiver assemblies into optical components, often referred to as Optical Sub Assemblies (OSAs). Finally, our Chengdu facilities integrate the OSAs with advanced electronics, and test to create optical transceivers. For each of these in-house facilities we have parallel contract manufacturers in China manufacturing such products on our behalf.

For our transceiver products we maintain full control over the manufacturing technology, equipment and processes that the contract manufacturers use to build the products. Our design process seeks to optimize our products for high volume manufacturability for optimal cost, performance, and reliability. A significant amount of our research and product development expense is dedicated to development of our manufacturing infrastructure to enable us to handle increasingly complex products in a high volume environment. We also utilize advanced planning techniques across our extended global supply-chain that electronically optimizes our purchasing of material as well as factory resource utilization both at our in-house facilities and at our contract manufacturers. We intend to significantly expand and consolidate our manufacturing capacity in Chengdu, China during the next fiscal year. The consolidation of our manufacturing operations into a single, expanded in-house facility is intended to reduce cost, simplify operations and supply chain management, as well as to assure optimum utilization of the extended engineering team.

We source the materials for our manufacturing operations from multiple suppliers, but the number of suppliers qualified by any particular customer is usually limited. Our customers generally restrict our ability to change the component parts in our modules without their approval, which for less critical components may require as little as a specification comparison and for more critical components, such as lasers, photodetectors and key integrated circuits, as much as repeating the entire qualification process. We typically have not entered into long-term agreements with our suppliers and, therefore, our suppliers could stop supplying materials and equipment at any time or fail to supply adequate quantities of component parts on a timely basis. Thus, when we have qualified only a sole source or limited number of suppliers for a key component for a particular customer’s order, any disruption in that supplier’s ability to deliver such components can create costly delays in the manufacturing process. Any such delays in the future may limit our ability to respond to changes in customer and market demands. During the last several years, the number of suppliers of components has decreased significantly and, more recently, demand for components has increased rapidly. Any supply deficiencies relating to the quality or quantities of components we use to manufacture our products could adversely affect our ability to fulfill customer orders and our results of operations.

Research and Product Development

We believe that in order to maintain our technological competitiveness, we must enhance our existing products and continue to develop new products. Our research and product development expenses were approximately $6.8 million, $6.7 million and $8.0 million for 2004, 2005 and 2006, respectively. At September 30, 2007, we had 293 employees engaged in research and product development, including approximately 130 engineers with advanced degrees, over 35 of whom are Ph.Ds.

We continually seek to recruit highly qualified scientists and engineers in the industry and believe we have established a work environment that fosters creativity and rapid pursuit of technology. Our research and product development team seeks to stay abreast of new technologies in order to develop products for emerging market opportunities. We also continually assess the potential needs and requirements of our customers. Our research and product development team designs products based on the following principles: reliability, manufacturability and cost effectiveness.

Competition

Competition in the optical networking market in which we compete is intense. We face competition from several companies, including, in the passive optical network, or PON, product segment, Delta Electronics, Inc., EMCORE Corporation, Ligent Photonics, Inc., NEC Corporation and NeoPhotonics Corporation, and in the transceiver segment, ExceLight Communications, Inc., a wholly-owned subsidiary of Sumitomo Electric Industries, Ltd., Finisar Corporation, JDS Uniphase Corporation, NeoPhotonics Corporation, Opnext Inc., Oplink Communications, Inc., Optium Corporation and Wuhan Telecommunication Devices Co., Ltd. We believe that the principal competitive factors in the fiber optic component market are support for multiple optical interfaces, output power, wavelength selection, electrical interface standards, mechanical packaging, price, lead times and reliability. We believe we compete favorably in each of these factors. Based on our assessment of the price performance ratio of competitive products, we believe that our products currently compare favorably with similar products, although we cannot assure you that they will continue to do so.

Many of our competitors are larger than we are and have significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves, and are positioned much better than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, because of existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.

In addition, a small number of large companies dominate the fiber optics networking industry and the industry is currently consolidating. Consolidation reduces the number of potential customers in the industry, and may increase our dependence on a small number of customers.

Intellectual Property Rights

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. As of September 30, 2007, reflecting the integration of Fiberxon, we owned 31 issued patents in the PRC and 15 issued patents in the U.S. relating to our technologies and have 22 additional patents pending, 10 in the PRC and 12 in the U.S. We do not believe that our business is materially dependent on our patents, as we also utilize unpatented proprietary collective accumulated process knowledge and know-how and trade secrets and we employ various methods to protect them.

We expect that we will increasingly be subject to license offers and infringement claims as the number of products in our market grows, our competitors increase or consolidate and the functionality of products overlaps. In this regard, over the years we have received written notices from third parties claiming to have patent or licensing rights in certain technology that we might infringe.

We cannot assure you that, if required, we will be able to reach agreement on acceptable license terms, if at all. on third party claims and these claims could result in litigation. Any such lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention.

Employees

At September 30, 2007, we employed a total of 1,486 full-time employees, of which over 90 held Masters degrees and over 35 held Ph.D. degrees in a science or engineering field. None of our employees are represented by any collective bargaining agreement and only certain employees in our Chengdu subsidiary are members of a trade union. We have never suffered any work stoppage. We believe that our relations with our employees are satisfactory.

Facilities

We maintain our main manufacturing, development and office facilities in California, China and Taiwan. The table below lists the locations, square footage and expiration dates of our leased facilities for our major operations as of January 15, 2008.

Location	Square Footage	Use	Lease Expiration Dates

Chatsworth, California, USA	49,920	Office/Research & Development	July 2014
Chatsworth, California, USA	5,000	Manufacturing	December 2008
Chengdu, PRC	146,813	Manufacturing/Research & Development/Office	January 14, 2013
Chengdu, PRC	41,467	Manufacturing/Research & Development/Office	January 14, 2014
Chengdu, PRC	32,295	Manufacturing/Research & Development/Office	October 2008(1)
Chengdu, PRC	26,256	Manufacturing/Research & Development/Office	July 2009(1)
Shenzhen, PRC	21,465	Office	February 2008(2)
Shenzhen, PRC	35,255	Office/Manufacturing	November 2007(2)
Shenzhen, PRC	12,703	Office	November 2007(3)
Hsinchu, Taiwan	32,220	Manufacturing/Research & Development/Office	December 2008
Hsinchu, Taiwan	44,201	Manufacturing/Research & Development/Office	December 2008

(1)	We are in the process of transitioning our operations to new facilities in Chengdu; upon completion of preparation of the space for our use and transition of our equipment, we intend to vacate these locations and have provided notice to our respective landlords of our intent to terminate our lease agreements prior to their expiration.

(2)	We are negotiating a lease for alternate facilities in Shenzhen; upon execution of such alternate lease and preparation of the space for our use, we intend to transition out of this space.

(3)	We are in the process of negotiating renewals for these leases.

We believe that our current facilities are and our current and pending facilities will be adequate to meet our needs for the near future.

Legal Proceedings

From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. In December 2004, Oki Electric Industry Co., Ltd. brought suit against our wholly-owned subsidiary LuminentOIC, Inc. in Tokyo District Court alleging warranty defects, default of contractual obligations, product liability claims and other tort liability related to our bidirectional transceiver and seeking monetary damages of approximately $5 million. Proceedings related to such claims are ongoing, however we do not believe the claims have any merit and have not accrued any amounts with respect to this pending litigation. Other than these claims by Oki Electric Industry Co., Ltd., we are currently not a party to any material legal proceedings.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth specific information regarding our executive offices, directors and key employees as of September 30, 2007.

Name	Age	Position(s)

		Executive Officers and Employee Directors
Near Margalit	34	Chief Executive Officer and a Director
Alexis Black Bjorlin	33	President
Brett Chloupek	43	Chief Financial Officer and Secretary
Yu-Heng Jan	41	Co-Chief Operating Officer and General Manager, Taiwan
Ying (Jack) Lu	44	Co-Chief Operating Officer and General Manager, China
		Non-employee Directors
Noam Lotan	55	Chairman of the Board of Directors
		Key Employees
Mark Heimbuch	38	Chief Technology Officer
Thomas Liljeberg	37	Global Vice President, Product Management and Marketing
Amit Nagra	34	Vice President, Systems and Global Planning
Yingchun (Anita) Quan	39	Vice President, Finance China
Jeffrey Wang	42	Global Vice President, Component Product Group
Rang-Chen Yu	45	Global Vice President, Datacom/Telecom Product Group
Charpen Zhang	41	Global Vice President, PON Product Groups

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

  Executive Officers

Near Margalit, Ph.D., has served as our Chief Executive Officer since February 2003. From February 2003 to July 2007 he also served as our President. From May 2002 until February 2003, he served MRV as Vice President of Marketing and Business Development. From 1998 until May 2003, Dr. Margalit was founder, Chairman and Chief Technology Officer for Zaffire, Inc., a DWDM Metro Platform company, which was acquired by Centerpoint in October 2001. At Zaffire, Dr. Margalit was responsible for product vision and architecture of integrating DWDM and SONET technology. Prior to founding Zaffire, Dr. Margalit was employed by MRV, both in the optical component and networking divisions. Dr. Margalit earned a Bachelor of Science degree in applied physics from the California Institute of Technology and a Ph.D. in optoelectronics from the University of California, Santa Barbara. Dr. Margalit is the son of Dr. Shlomo Margalit, the Chairman of the Board, Chief Technical Officer and Secretary of MRV.

Alexis Black Bjorlin, Ph.D., has served as our President since July 2007. From February 2005 through July 2007, she served as our Chief Sales and Marketing Officer. From March 2003 through February 2005, Dr. Black Bjorlin served as our Vice President, Product Line Management and Corporate Marketing. From June 2002 through February, 2003, she was Director of Product Management for MRV. Prior to this, she served as Chief Optical Architect for Zaffire, Inc, a DWDM Metropolitan Networks company, which was acquired by Centerpoint Broadband Technologies in October 2001. Dr. Black Bjorlin earned a Bachelor of

Science degree in Materials Science and Engineering from the Massachusetts Institute of Technology, and a Ph.D. in Optoelectronics from University of California, Santa Barbara.

Brett Chloupek has served as our Chief Financial Officer since December 2006. In June 2007, Mr. Chloupek was appointed as our corporate Secretary. From April 2006 to December 2006, Mr. Chloupek served Jabil Circuit, Inc. (NYSE: JBL), a global leader in electronics manufacturing, as Vice President International Finance. From March 2003 to April 2006, Mr. Chloupek served Celetronix USA, Inc., an Asia based electronics manufacturing company, as Vice President International Finance (Celetronix USA, Inc. was acquired by Jabil Circuit, Inc.). From March 2001 to April 2003, Mr. Chloupek served Brush Engineered Materials (NYSE: BW) as Division Controller for their optoelectronics division, Zentrix. Mr. Chloupek received his Bachelors degree in business from Arizona State University, his M.B.A. from The American University in Washington, D.C. and is a Certified Public Accountant and Certified Management Accountant.

Yu-Heng Jan, Ph.D., has served as our Co-Chief Operating Officer and General Manager for our Taiwan operations since July 2007. From March 2003 to July 2007, Dr. Jan served as the Chief Operating Officer and General Manager for the Taiwan division of our wholly-owned subsidiary LuminentOIC, Inc. From September 2000 to March 2003, Dr. Jan was the Vice President of the optical component division of MRV, where he managed numerous research and development programs on semiconductor lasers, receivers and optical transceivers. Dr. Jan received his M.S. degree from National Taiwan University in 1990 with research topics of AlGaAs Semiconductor Lasers and Heterojunction Bipolar Transistors. He received his Ph.D. degree in Electrical Engineering in 1997 from the University of California, Santa Barbara, where he focused on InP based tunable lasers and tunable receivers. Dr. Jan is currently a member of IEEE.

Ying (Jack) Lu has served as our Co-Chief Operating Officer and General Manager, China since July 2007. Previously he served Fiberxon, Inc. as Chief Executive Officer from February 2007 to July 2007, as Chief Operations Officer from June 2006 to January 2007 and as Vice President of Marketing and Sales from September 2001 to May 2006. Prior to joining Fiberxon, Mr. Lu worked for US Business Networks Inc. (MeetChina.com) as Director of Business Strategy Development from March 2000 to May 2001, and China National Technical Import and Export Corporation as Senior Manager from May 1988 to July 1998. Mr. Lu holds a Bachelor of Science degree in Electronic Engineering from Huazhong University of Science and Technology and an M.B.A. from the University of Southern California.

  Our Non-Employee Directors

Noam Lotan has served on our Board of Directors and that of our predecessor since December 1999 and was appointed Chairman of the Board in June 2007. Since May 1990, Mr. Lotan has served as President and Chief Executive Officer of MRV. Prior to joining MRV, Mr. Lotan served from 1987 to 1990 as Managing Director of Fibronics (UK) Ltd a subsidiary of Fibronics International Inc., a manufacturer of fiber optic communication networks. Mr. Lotan was also the Director of European Operations for Fibronics. Prior to that, Mr. Lotan held a variety of sales and marketing positions with Fibronics and Hewlett-Packard. Mr. Lotan also serves on the board of directors of Capstone Turbine Corporation (NASDAQ: CPST). Mr. Lotan holds a bachelor of science degree in electrical engineering from the Technion, the Israel Institute of Technology, and a Masters degree in business administration from INSEAD (the European Institute of Business Administration, Fontainebleau, France).

We are in the processing of recruiting additional qualified independent, non-employee directors who will also serve as members of our Audit, Compensation and Nominating and Corporate Governance Committees.

  Our Key Employees

Mark Heimbuch, Ph.D., has served as our Chief Technical Officer since June 2000. From March 1997 to June 2000, Dr. Heimbuch served as Director of Research and Development for the optical components division of MRV. From May 1996 to March 1997, Dr. Heimbuch worked as a part time scientist with MRV while finishing his education. Dr. Heimbuch received a Bachelor of Science degree in Engineering Physics from

Oregon State University and an M.A. and a Ph.D. in Electrical Engineering from the University of California, Santa Barbara.

Thomas Liljeberg, Ph.D., has served as our Global Vice President, Product Management and Marketing since July 2007. Dr. Liljeberg has been with us since September 2004, first as Director of Product Management, and since April 2006 as Vice President of Product Management and Marketing. From September 2001 to September 2004, Dr. Liljeberg was with Agility Communications, a tunable laser company, where he worked on component design and program management for widely tunable lasers and transmitter products. Dr. Liljeberg holds a Masters degree in Electrical Engineering from Technical University of Denmark, and a Ph.D. in Electrical Engineering from University of California, Santa Barbara.

Amit Nagra, Ph.D., has served as our Vice President, Systems and Global Planning since July 2007. He is currently responsible for Global Operations and Supply Chain Planning as well as our Manufacturing Infrastructure, Operations Planning Tools, and Operations Monitoring Systems. He has been with Source Photonics since June 2005 and has held the positions of Director of Operations and Director of New Product Introduction. From March 2001 to June 2005, Dr. Nagra was at Phasebridge, Inc. (acquired by EMCORE Corporation) and served as the technical/program lead on optoelectronic integration efforts within Phasebridge. Dr. Nagra holds an M.B.A. from the UCLA Anderson School of Business and a Ph.D. in Electrical Engineering from the University of California, Santa Barbara.

Yingchun (Anita) Quan has served as our Vice President, Finance China since July 2007 and was Vice President, Finance for Fiberxon, Inc. in June 2007. From October 2000 to May 2007, Ms. Quan served as controller for China for Oplink Communications, Inc., a manufacturer of optical components and subsystems. From June 1997 to September 2000, she was senior finance manager of China Motion Telecom International Ltd. From September 1994 to June 1997, Ms. Quan served China Motion Telecom Holdings Ltd, first as an accountant and then as assistant controller. Ms. Quan worked for Deloitte Touche Tohmatu’s Shenzhen office from September 1992 to September 1994. Ms. Quan holds a Masters degree in Accounting and Audit from Southwest University in China and is a certified public accountant in China.

Jeffrey Wang, Ph.D., has served as our Global Vice President, Components Product Group since July 2007. From October 2004 to June 2007, Dr. Wang served Fiberxon, Inc. as a Vice President of Component Technology. From January 2004 to September 2004, Dr. Wang served AFOP Inc. as a Vice President of Active Components. From April 2003 through December 2003, Dr. Wang served Ritek Corp. Photonics BU (the Photonics BU was then acquired by AFOP Inc.) as a Vice President of Active Components. From June 2001 through March 2003, Dr. Wang founded and served as Chief Executive Officer for Paltek Corp., a sub-component company, which was acquired by Ritek Corp. in March 2003. From May 2000 until April 2001, Dr. Wang was founder and Chief Executive Officer for Copex Photonics Corp., a fiber optics active components company, which was merged into the BenQ Corp. Dr. Wang received both his Bachelors degree in Electro-Physics and a Ph.D. in Opto-Electronics from Chiao-Tung University, Taiwan.

Rang-Chen Yu, Ph.D., has served as our Global Vice President, Datacom/Telecom Product Group since July 2007. Previously he served Fiberxon, Inc. as Vice President of Datacom/Telecom from October 2004 until July 2007, as Vice President of Technology and Business Development from August 2004 to October 2004. At Fiberxon, Dr. Yu was responsible for technology vision, product development and product management of optical transceiver product lines for datacom and telecom applications. From March 2002 until June 2004, Dr. Yu was Senior Director, Systems Engineering, for Agility Communications, Inc., an optoelectronic component and subsystem company, which was acquired by JDS Uniphase Corporation (NASDAQ: JDSU) in 2005, where Dr. Yu was responsible for conception and full development of a 10G tunable transponder product line. Dr. Yu has total of 15 years of industry experience in optoelectronic technology and product development. Dr. Yu holds a Bachelor of Science degree in Physics from Peking University and a Ph.D. in Solid State Physics from the University of Pennsylvania, Philadelphia.

Charpen Zhang, Ph.D., has served as our Global Vice President, PON Products Group since July 2007. Dr. Zhang served Fiberxon, Inc. as Vice President of Engineering from February 2002 through July 2007, and as Engineering Director from April 2001 through February 2002. Prior to joining Fiberxon, Dr. Zhang worked for the Southwest China Research Institute of Electronic Equipment (SWIEE) for 13 years, holding the positions of Leader of Advanced Research Projects, Staff Scientist and Professor. Dr. Zhang graduated from Sichuan University with a Bachelor degree in Electrical Engineering and holds a Masters degree and Ph.D. in Electrical Engineering from the University of Electronic Science and Technology of China (UESTC).

Corporate Governance and Board Composition

  Independent Directors

In general, the NASDAQ Marketplace Rules require that a NASDAQ listed company have a majority of independent directors on its board of directors. Upon the consummation of this offering, MRV will own more than 50% of our common stock (and voting control of more than 80% of our common stock). Because of its ownership and voting interest, we will be considered a “controlled company” within the meaning of the NASDAQ Marketplace Rules. Accordingly, we will be exempt from certain independence requirements under the NASDAQ listing standards.

As a controlled company within the meaning of the NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of Rule 4350(c) that would otherwise require us to have:

•	A majority of independent directors on our board of directors.

•	Compensation of our executive officers determined, or recommended to the board of directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors.

•	Director nominees selected, or recommended for the board of directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

We currently plan to avail ourselves of the controlled company exception provided under the NASDAQ Marketplace Rules immediately following this offering. However, we plan to comply voluntarily with the requirements that we have independent compensation and corporate governance and nominating committees. We are not required to maintain compliance with these requirements. In the event that we are no longer a controlled company, as would be the case if MRV completes the distribution of our Class B common stock to its stockholders, we would be required to have a majority of independent directors on our board of directors and to have compensation and corporate governance and nominating committees that are composed entirely of independent directors, subject to a phase-in period during the first year we cease to be a controlled company.

Nevertheless, because the controlled company exemption does not extend to our Audit Committee, our Audit Committee must, by various phase-in deadlines beginning with and following both the listing of our Class A common stock on NASDAQ and the effective date of the registration statement of which this prospectus is a part have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ. Under the SEC’s rules and NASDAQ’s Marketplace Rules, the phase-in deadlines to have three independent directors on our Audit Committee are as follows:

Phase-in Deadline Beginning with
Effective Date of our Registration
Number of Independent Directors	Statement and Listing of our Class A
Required for Audit Committee	Common Stock on NASDAQ

One	Concurrently
Two	Within 90 days
Three	Within one year

We will use our best efforts to satisfy the above Audit Committee independence requirements within the required deadlines. We believe that we will identify and appoint an independent director prior to consummation of the offering and be able to identify and appoint two additional independent directors within the time periods noted above.

  Classified Board

Our board of directors is currently composed of two directors and we currently expect that within the year following completion of this offering it will be composed of five directors. Our restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering provide for a classified board of directors. Upon consummation of this offering, we will divide the terms of office of the directors into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2008;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2009; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2010.

Upon the closing of this offering, Class I will consist of           and          directors elected following this offering, Class II will consist of           ,           and           directors elected following completion of this offering, and Class III will consist of Dr. Near Margalit and           . At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Pursuant to the corporate governance listing standards of NASDAQ, a director employed by us cannot be deemed to be an “independent director,” and consequently Dr. Margalit is not an independent director. In addition, in accordance with the NASDAQ Marketplace corporate governance listing standards, the board has determined that Mr. Lotan, who is the Chief Executive Officer of MRV, which, in addition to being our parent, is one of our customers accounting for more than $200,000 in our revenue in 2007 and in each of the three prior years, is not independent. The board of directors has determined that           and are independent within the meaning of the NASDAQ Marketplace rules.

  Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors. Upon completion of this offering our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating/corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.

  Audit Committee

Our audit committee currently consists of          ,           and          . Our board of directors has determined that           and           satisfies the independence requirements of the NASDAQ Stock Market and the SEC.           serves as the chairman of this committee, and our board of directors has determined that           qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	appointing, compensating, retaining and overseeing the work of our independent auditors and recommending to our board of directors the engagement of our independent auditors;

•	pre-approving audit and non-audit services of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing us audit services; and

•	reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

  Compensation Committee

Our compensation committee will consist of           members. Our compensation committee will recommend compensation for non-employee directors, evaluate and set compensation for the Chairman of our board of directors, our executive officers and monitor all general compensation programs.

  Nominating/Corporate Governance Committee

Our corporate governance and nominating committee will consist of           members. Our corporate governance and nominating committee will oversee and advise the board of directors with respect to corporate governance matters, assist the board of directors in identifying and recommending qualified candidates for nomination to the board of directors, make recommendations to the board of directors with respect to assignments to committees of the board of directors and oversee the evaluation of the board of directors.

  Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serves as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

  Code of Business Conduct

Our board of directors has adopted a code of business conduct. The code of business conduct will apply to all of our employees, officers and directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the full text of our code of business conduct will be posted on our website at www.sourcephotonics.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings.

The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

  Compensation of Directors

We have not paid any compensation to members of our board of directors for their services as directors. After completion of this offering, we expect to adopt a compensation program for our non-employee directors. Mr. Lotan will be not be considered a non-employee director for purposes of his eligibility in that program unless and until the potential distribution of MRV’s shares of our Class B common stock occurs.

Summary Compensation Table

The following table shows information regarding compensation paid during 2006 to our principal executive officer, principal financial officer and three most highly compensated executive officers (other than our principal executive officer and principal financial officer) serving at December 31, 2006 or during 2006 (collectively, our “named executive officers”). All of the information included in this table reflects compensation earned by the individuals for services with MRV.

				All Other
	Salary	Bonus	Option Awards(1)	Compensation(2)	Total

Near Margalit(3)	$200,000	$40,000	$134,001	$18,483	$392,484
Chief Executive Officer
Alexis Black Bjorlin(4)	$150,000	$40,000	$49,553	$15,185	$254,738
President
Brett Chloupek(5)	$3,071	$—	$—	$—	$3,071
Chief Financial Officer and Secretary
Yu-Heng Jan(6)	$150,000	$40,000	$35,395	$18,206	$243,601
Co-Chief Operating Officer and General Manager, Taiwan
Ying (Jack) Lu(7)	$—	$—	$—	$—	$—
Co-Chief Operating Officer and General Manager, China

(1)	Note 12 of the Notes to our Combined Financial Statements provides information regarding the assumptions used in calculating the grant date fair value of the options reflected in the table using the Black-Scholes model. The fair value shown for option awards are accounted for in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). These amounts reflect our accounting expense and do not correspond to the actual value that will be recognized by the named executive officers.

(2)	“All Other Compensation” include contributions to a 401(K) savings plan on behalf of the named executive officer, as well as health, dental, vision and life insurance premiums paid on behalf of the named executive officer.

(3)	Dr. Margalit’s base annualized salary for 2007 is $250,000.

(4)	Dr. Black Bjorlin’s base annualized salary for 2007 is $190,000.

(5)	Mr. Chloupek joined us in December 2006. His base annualized salary for 2007 is $200,000. Mr. Chloupek has an employment agreement with us effective as of December 26, 2006, which provides for at-will employment at an annual base salary of $200,000; for further terms and conditions of Mr. Chloupek’s employment agreement, refer to “Employment Agreements” below.

(6)	Dr. Jan’s base annualized salary for 2007 is $165,000.

(7)	Mr. Lu joined us on July 1, 2007, the date MRV acquired Fiberxon. His base annualized salary for 2007 is $175,000. Mr. Lu has an employment agreement with us effective as of July 1, 2007, which provides for a one-year term of employment at an annual base salary of $175,000; for further terms and conditions of Mr. Lu’s employment agreement, refer to “Employment Agreements” below. Mr. Lu’s equity compensation reported here does not include options received from Fiberxon prior to its acquisition by MRV on July 1, 2007, and does not include the MRV options issued in exchange for outstanding Fiberxon options held by Mr. Lu at the time of the acquisition of Fiberxon.

Equity Grants of MRV Common Stock to Executive Officers

We did not grant any options, stock appreciation rights or restricted shares to our named executive officers during 2006 or within the past five years.

The following table sets forth information with respect to stock option plan grants by MRV to our named executive officers during 2006:

  Grants of Plan — Based Awards During Fiscal 2006

		Number of
		Securities	Option
		Underlying	Exercise	Full Grant
	Grant Date	Options(1)	Price ($/sh)(2)	Date Fair Value(3)	Vesting Schedule

Near Margalit	6/1/06	70,000	$3.24	$134,001	25% vests each year for four years from the date of grant
Alexis Black Bjorlin	9/1/06	35,000	$2.44	$49,553	25% vests each year for four years from the date of grant
Brett Chloupek	—	—	$—	$—	Not applicable
Yu-Heng Jan	9/1/06	25,000	$2.44	$35,395	25% vests each year for four years from the date of grant
Ying (Jack) Lu	—	—	$—	$—	Not applicable

(1)	The number of stock options granted during 2006 to the named executive officers.

(2)	The exercise price for the stock options granted, which was equal to the closing price of MRV’s stock as reported by NASDAQ on the date of grant.

(3)	The grant date fair value of options is calculated using the Black-Scholes model. The fair value shown for option awards are accounted for in accordance with SFAS No. 123(R). These amounts reflect the Company’s accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

Outstanding MRV Equity Awards at 2006 Fiscal Year-End

We had no outstanding equity awards prior to January 1, 2007. The following table provides information on the holdings of equity awards from MRV by the named executive officers as December 31, 2006. This table includes unexercised and unvested option awards. Each equity grant is shown separately for each named executive.

  Outstanding MRV Equity Awards at 2006 Fiscal Year-End

		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options	Options	Exercise	Expiration
	Grant Date(1)	Exercisable	Unexercisable	Price	Date

Near Margalit	6/11/02	190,000	—	$1.10	6/11/12
	12/29/03	15,000	5,000	3.35	12/29/13
	3/22/04	9,000	9,000	2.80	3/22/14
	8/31/04	9,000	9,000	2.22	8/31/14
	2/28/05	11,875	35,625	3.70	2/28/15
	12/30/05	7,000	21,000	2.05	12/30/15
	6/1/06	—	70,000	3.24	6/1/16
Alexis Black Bjorlin	6/11/02	27,000	—	$1.10	6/11/12
	10/8/02	4,000	—	0.67	10/8/12
	10/8/02	10,000	—	0.67	10/8/12
	4/9/03	6,375	2,125	1.11	4/9/13
	8/11/03	6,375	2,125	1.95	8/11/13
	10/24/03	6,750	2,250	2.99	10/24/13
	3/22/04	4,500	4,500	2.80	3/22/14
	7/30/04	10,000	10,000	3.02	7/30/14
	1/31/05	5,000	15,000	3.62	1/31/15
	7/29/05	4,500	13,500	2.13	7/29/15
	9/1/06	—	35,000	2.44	9/1/16
Brett Chloupek	—	—	—	$—	—
Yu-Heng Jan	11/9/00	28,667	—	$27.91	11/9/10
	11/9/00	14,333	—	27.91	11/9/10
	4/4/01	21,500	—	6.10	4/4/11
	6/11/02	20,000	—	1.10	6/11/12
	10/8/02	5,135	—	0.67	10/8/12
	4/9/03	13,500	4,500	1.11	4/9/13
	8/11/03	7,500	2,500	1.95	8/11/13
	10/24/03	7,500	2,500	2.99	10/24/13
	3/22/04	4,500	4,500	2.80	3/22/14
	7/30/04	8,500	8,500	3.02	7/30/14
	10/29/04	2,400	2,400	3.47	10/29/14
	1/31/05	3,750	11,250	3.62	1/31/15
	7/29/05	4,500	13,500	2.13	7/29/15
	9/1/06	—	25,000	2.44	9/1/16
Ying (Jack) Lu(2)	—	—	—	$—	—

(1)	25% vests each year for four years from the date of grant.

(2)	Does not include options received from Fiberxon, Inc. prior to its acquisition by MRV on July 1, 2007, nor MRV options issued in exchange for outstanding Fiberxon options held by Mr. Lu at the time of the acquisition of Fiberxon.

MRV Option Exercises in Fiscal 2006 and Other Compensation

There were no option exercises for MRV common stock during 2006 by any of our named executive officers.

MRV did not grant any stock appreciation rights, or SARs, or similar instruments, or restricted stock, restricted stock units and similar instruments during 2006 to any of our named executive officers.

MRV does not have a pension or other retirement plan (except for a 401(k) savings plan under which it makes employer contributions on behalf of our employees in the U.S. generally).

MRV does not have any nonqualified defined contribution or other nonqualified deferred compensation plans that provide or provides for the deferral of compensation on a basis that is not tax-qualified.

MRV Stock Ownership of Our Directors and Executive Officers

Prior to this offering, all of our common stock was owned by MRV, and thus none of our officers or directors own any of our common stock. In the event MRV decides to pursue and completes a distribution of its shares of our Class B common stock to its stockholders, our directors and officers would participate in such distribution on the same terms as other holders of MRV common stock to the extent they own shares of MRV common stock at the time of such distribution.

The following table sets forth the number of shares of MRV common stock beneficially owned on September 30, 2007 by each of our directors, each of our executive officers named in the Summary Compensation Table “— Executive Compensation” section above of our directors and executive officers as a group.

  MRV Common Stock Beneficially Owned as of September 30, 2007

		Subject to Stock
		Options
		Exercisable Within		Percentage
	Shares(1)	60 Days(2)	Total	Ownership(3)

Named Executive Officers
Near Margalit	—	280,250	280,250	*
Alexis Black Bjorlin	—	116,500	116,500	*
Brett Chloupek	—	—	—	*
Yu-Heng Jan	—	158,350	158,350	*
Ying (Jack) Lu	135,286	180,206	315,492	*
Non-Management Directors
Noam Lotan	1,505,040	182,000	1,687,040	1.05%

All Directors and Named Executive Officers as a Group	1,640,326	917,306	2,557,632	1.59%

*	Less than 1%.

(1)	Each current non-management director and named executive officer has sole voting and investment power with respect to these shares.

(2)	This column relates to shares that may be acquired by the non-management director or named executive officer pursuant to stock options that are or will become exercisable within 60 days of September 30, 2007.

(3)	For each individual and group included in the table above, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the 158,237,847 shares of MRV common stock outstanding as of September 30, 2007 plus the number of shares of MRV common stock that such person or group had the right to acquire on or within 60 days after September 30, 2007.

Compensation Discussion and Analysis

  Named Executive Officers

Our named executive officers are Near Margalit, Chief Executive Officer; Alexis Black Bjorlin, President; Brett Chloupek, Chief Financial Officer and Secretary; Yu-Heng Jan, Co-Chief Operating Officer and General Manager, Taiwan; and Ying (Jack) Lu, Co-Chief Operating Officer and General Manager, China.

  Background

Prior to this offering, the elements of the compensation of the named executive officers were determined or approved by MRV. Accordingly, certain elements of the compensation payable to our employees, including the named executive officers, relate to compensation arrangements designed by MRV prior to the consummation of the offering. These compensation arrangements, as well the compensation arrangements we expect to adopt and maintain after the consummation of this offering, are discussed below. Our compensation committee may adopt new arrangements or alternative arrangements following this offering in addition to those discussed below.

  Objectives of our Executive Compensation Program

It is expected that the objectives of our executive compensation program will be:

•	to motivate our executives to achieve our strategic, operational and financial goals;

•	to reward superior performance;

•	to attract and retain exceptional executives; and

•	to align the interests of our executives and our stockholders.

To achieve these objectives, our compensation committee is expected to implement and maintain compensation plans that tie a substantial portion of our executive compensation to the achievement of pre-determined performance goals and the price of our Class A common stock. Our compensation committee may adopt other arrangements as it may determine from time to time to best meet our compensation objectives.

  MRV’s Philosophy

MRV’s compensation policies are structured to link the compensation of the chief executive officer and other executive officers to corporate performance, to set base salaries by referring to those of comparable or comparably-sized businesses and then to provide performance based variable compensation, such as bonuses, as determined by the Compensation Committee according to factors such as MRV’s financial performance and the performance of its share price. This philosophy allows total compensation to fluctuate from year to year. As a result, the actual compensation of MRV’s executive officers, including for Near Margalit, our Chief Executive Officer, in any particular year may be above or below those of MRV’s competitors, depending upon the evaluation of the compensation factors described above by the Committee. Through the establishment of compensation programs and employment agreements, MRV has attempted to align the financial interests of its executives with the results of MRV’s performance, to set base salaries by referring to broad-based published market data to determine whether we are generally competitive in the market and then to provide performance based variable compensation, such as salary increases, bonuses and equity awards, based on such as MRV’s financial performance and the performance of its share price. It should be noted that this market data does not necessarily come from a specified peer group, is not industry specific and is not necessarily related to companies included in the indexes used for comparison in the Comparison of 5 Year Cumulative Total Return chart included in MRV’s 2006 Annual Report. MRV’s Compensation Committee does not attempt to maintain a certain target percentile within a peer group.

In general, the compensation package provided to MRV’s senior executives consists of:

•	base salary;

•	performance-based annual incentive compensation in the form of a cash bonus; and

•	longer-term equity incentive compensation in the form of stock options.

To the extent readily determinable and as one of the factors in its consideration of compensation matters, MRV’s Compensation Committee considers the anticipated tax treatment to MRV and to the executives of various types of compensation. Some types of compensation and their deductibility depend upon the timing of an executive’s vesting or exercise of previously granted rights. Further, interpretations of and changes in the tax laws also affect the deductibility of compensation. To the extent reasonably practicable and to the extent it is within the Compensation Committee’s control, the Committee intends to limit executive compensation in ordinary circumstances to that deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended. In doing so, MRV’s Compensation Committee may utilize alternatives (such as deferring compensation) for qualifying executive compensation for deductibility and may rely on grandfathering provisions with respect to existing contractual commitments.

  Philosophy and Elements of Our Executive Compensation Program

Unless and until MRV completes our separation from it, we expect that our executive compensation program, including the program applicable to our named executive officers, will continue to be governed by MRV’s executive compensation practices and program. Upon our separation from MRV, we expect that our executive compensation program will remain similar to MRV’s except that we anticipate that we will give greater weight to levels of compensation paid by our competitors and other peer companies than MRV does in determining the compensation of our senior executives’ compensation following this offering. Further, at least initially and until we have operated as a stand-alone company for a reasonable period and have established an adequate operating history, we expect that we will not, as MRV does, give much weight in determining the levels of compensation for upcoming years by taking into consideration total annual compensation for each of the two preceding years or take into account the fluctuation in the value of equity incentive compensation during those years.

We expect that the elements of our executive compensation program post-separation from MRV will continue to consist of base salary and performance bonuses and equity incentive awards granted under our 2007 Omnibus Incentive Plan and that more consideration will be given in determining base salaries to the responsibilities of the executive’s position, the executive’s experience and the competitive marketplace and in determining cash incentive bonuses, the degree of success in meeting performance targets to be agreed upon at the beginning of each year. As MRV has done, we expect to apply our compensation policies consistently among our individual officers. We also believe that our Chief Executive Officer and Chief Financial Officer will be instrumental in developing recommendations for compensation levels of senior management, including their own levels, for submission to our Compensation Committee.

We do not expect to include termination payment arrangements as an element of our executive compensation packages, except potentially for executive retention in an acquisition scenario. For example, Mr. Lu’s termination payment arrangements arose solely within the limited context of MRV’s acquisition of Fiberxon; the termination payment arrangements were negotiated for as an element of his employment agreement, the negotiation and execution of which was a closing condition to the acquisition.

We also believe strongly that equity awards will align the interests of our employees with those of our stockholders. To facilitate this, we have adopted an equity incentive plan. We expect that we will make broad-based equity awards to our employees to help us achieve our strategic objectives by:

•	motivating our employees, including the named executive officers, to achieve our financial goals;

•	promoting retention through the use of multi-year vesting schedules; and

•	aligning the interests of our employees, including the named executive officers, with our stockholders because the value of our equity awards will be tied to increases in the value of our Class A common stock.

  Our Equity-based Compensation Plan

In June 2007, we adopted our 2007 Omnibus Incentive Plan, or omnibus plan. The omnibus plan is designed to promote our success and enhance our value by linking the interests of our officers, employees and directors to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain officers, employees and directors upon whose judgment, interest and special efforts our business is largely dependent. The description below summarizes the material terms of this plan. The omnibus plan will permit stock option grants, annual management incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance cash awards, stock appreciation rights grants, or SARs, and cash awards. Those eligible to participate in awards under the omnibus plan are referred to as “Participants.” Participants include all of our employees and all our directors.

Shares Subject to the Omnibus Plan

An aggregate of           shares of Class A common stock is reserved for issuance and available for awards under the omnibus plan, including incentive stock options. No more than          of the total shares of Class A common stock are reserved under the omnibus plan may be awarded as restricted shares, restricted units, performance awards or other-stock-based awards.

Administration

The omnibus plan is administered by our board of directors and when our Compensation Committee is composed of independent directors within the meaning of the SEC’s rules under Section 16 of the Securities Exchange Act of 1934, or the Exchange Act, it will be administered by the Compensation Committee. The Committee has the authority to determine, within the limits of the express provisions of the omnibus plan, the employees (other than executive officers subject Section 16 of the Exchange Act, which we refer to as Section 16 Officers) and consultants to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. In the case of Section 16 Officers and Directors, the full board of directors has the authority to determine, within the limits of the express provisions of the omnibus plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Committee generally has discretion to delegate its authority under the omnibus plan to another committee of the Board or a subcommittee, or to such other party or parties, including officers of MRV, as the Committee deems appropriate.

Types of Awards

Awards under the omnibus plan may include incentive stock options, nonqualified stock options, SARs, restricted shares of Class A common stock, restricted units, performance share or unit awards, other stock-based awards and cash-based incentive awards.

Stock Options.  The Committee may grant to a participant options to purchase Company common stock that qualify as incentive stock options for purposes of Section 422 of the Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods and other conditions on exercise will be determined by the Committee in the case of awards to employees and consultants and by the Board in the case of awards to Section 16 Officers and Directors.

The exercise price per share for stock options will be determined by the Committee or Board in its discretion, but may not be less than 100% of the fair market value per share of our Class A common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of MRV on the date of grant, the exercise price per share may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted.

Stock options must be exercised within a period fixed by the Committee that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of stock of MRV on the date of grant, the exercise period may not exceed five years. The omnibus plan provides for earlier termination of stock options upon the participant’s termination of service, unless extended by the Committee, but in no event may the options be exercised after the scheduled expiration date of the options.

At the Committee’s discretion, payment for shares of Class A common stock on the exercise of stock options may be made in cash, shares of our Class A common stock held by the participant or in any other form of consideration acceptable to the Committee (including one or more forms of “cashless” exercise).

SARs.  The Committee (or the Board) may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of Class A common stock with respect to which the SAR is exercised.

The exercise price per SAR will be determined by the Committee (or the Board) in its discretion, but may not be less than 100% of the fair market value per share of our Class A common stock on the date when the SAR is granted. Upon exercise of a SAR, payment may be made in cash, shares of our Class A common stock held by the participant or in any other form of consideration acceptable to the Committee (including one or more forms of “cashless” exercise). SARs must be exercised within a period fixed by the Committee that may not exceed ten years from the date of grant.

Restricted Shares and Restricted Units.  The Committee may award to a participant shares of Class A common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period.

The Committee also may award to a participant units representing the right to receive shares of Class A common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted units”). The terms and conditions of restricted share and restricted unit awards are determined by the Committee or the Board, as applicable.

For participants who are subject to Section 162(m) of the Internal Revenue Code, the performance targets described in the preceding two paragraphs may be established by the Committee or the Board, as applicable, in its discretion, based on one or more of the following measures (the “Performance Goals”):

•	net earnings or net income (before or after taxes);

•	earnings per share or earnings per share growth, total units or unit growth;

•	net sales, sales growth, total revenue or revenue growth;

•	net operating profit;

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue);

•	cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment);

•	earnings before or after taxes, interest, depreciation and/or amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price or relative share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	market share or change in market share;

•	customer retention or satisfaction;

•	working capital targets; and

•	economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

The Performance Goals may be measured with respect to us or any one or more of its subsidiaries, divisions or affiliates, either in absolute terms or as compared to another company or companies, or an index established or designated by the Committee. The above terms will have the same meaning as in our financial statements, or if the terms are not used in our financial statements, as applied pursuant to generally accepted accounting principles, or as used in the industry, as applicable.

Performance Awards.  The Committee may grant performance awards to participants under such terms and conditions as the Committee deems appropriate. A performance award entitles a participant to receive a payment from us, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of Class A common stock or a combination thereof, as determined by the Committee.

Award periods will be two or more fiscal or calendar years as determined by the Committee. The performance targets will also be determined by the Committee. With respect to participants subject to Section 162(m) of the Internal Revenue Code, the applicable performance targets will be established, in the Committee’s discretion, based on one or more of the Performance Goals described under the section above titled “Restricted Shares and Restricted Units.” To the extent doing so would be consistent with Section 162(m) of the Internal Revenue Code, when circumstances occur that cause predetermined performance targets to be an inappropriate measure of achievement, the Committee, at its discretion, may adjust the performance targets or the amount or value of the performance award.

Other Stock-Based Awards.  The Committee may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted shares, restricted units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Committee. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Committee.

Cash-Based Awards.  The Committee may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees subject to Section 162(m) of the Internal Revenue Code. The terms and conditions of each cash-based award will be determined by the Committee. The following material terms will be applicable to performance-based cash awards granted to covered executives subject to Section 162(m):

•	The class of persons covered consists of those of our senior executives who are from time to time determined by the Committee to be subject to Section 162(m) of the Internal Revenue Code.

•	The targets for annual incentive payments to “covered employees” (as defined in Section 162(m) of the Internal Revenue Code) will consist only of one or more of the Performance Goals discussed under the section titled “Restricted Shares and Restricted Units” above. Use of any other target will require ratification by the stockholders if failure to obtain such approval would jeopardize tax deductibility of future incentive payments. Such performance targets will be established by the Committee on a timely basis to ensure that the targets are considered “pre-established” for purposes of Section 162(m) of the Internal Revenue Code.

In administering the incentive program and determining incentive awards, the Committee will not have the flexibility to pay a covered executive more than the incentive amount indicated by his or her attainment of the performance target under the applicable payment schedule. The Committee will have the flexibility, based on its business judgment, to reduce this amount.

The cash incentive compensation feature of the omnibus plan does not preclude the Board or the Committee from approving other incentive compensation arrangements for covered employees.

Dividend Equivalents.  The Board (or the Compensation Committee, as the case may be) may provide for the payment of dividends or dividend equivalents with respect to any shares of Class A common stock subject to an award under the omnibus plan.

Eligibility and Limitation on Awards

The Board (or the Compensation Committee, as the case may be) may grant awards to any employee, consultant or other person providing services to us or our affiliates, including officers and employees MRV. The Board may grant awards to any of our officers or directors.

The maximum awards that can be granted under the omnibus plan to a single participant in any calendar year will be           shares of Class A common stock in the form of options or SARs,           shares of Class A common stock in the form of restricted shares, restricted units, performance unit or share awards and other stock-based awards, and $      in the form of cash-based incentive awards.

With respect to awards other than SARs made under the omnibus plan, shares of Class A common stock not actually issued (as a result, for example, of the lapse of an option or a forfeiture of restricted stock), other than shares surrendered to or withheld by us in payment or satisfaction of the exercise price of a stock option or tax withholding obligations with respect to an award, will be available for additional grants under the omnibus plan. With respect to SARs, the full number of SARs granted that are settled by the issuance of shares of Class A common stock will be counted against the number of shares reserved for issuance under the omnibus plan, regardless of the number of shares actually issued upon settlement of the SAR award.

Shares to be issued or purchased under the omnibus plan will be authorized but unissued shares of Class A common stock. Shares issued with respect to awards assumed by MRV in connection with acquisitions, including the acquisition of Fiberxon, do not count against the total number of shares available under the omnibus plan.

Anti-Dilution Protection and Other Changes in Capitalization

In the event of any corporate event or transaction (including, but not limited to, a change in the shares of our common stock or our capitalization, but excluding changes resulting from our recapitalization) such as from a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of our stock or property, combination of shares, exchange of shares, dividend in kind, or other like change in capital structure or number of outstanding shares, or distribution (other than normal cash dividends) to our stockholders, or any similar corporate event or transaction, the Committee (or the Board in the case of awards to Section 16 Officers and Directors), in order to prevent dilution or enlargement of participants’ rights under the omnibus plan, is required to make equitable and appropriate adjustments and substitutions, as applicable, to or of the number and kind of shares that may be issued under the omnibus plan or under particular forms of awards, the number and kind of shares subject to outstanding awards, the exercise price or grant price applicable to outstanding awards, the annual award limits, and other determinations applicable to outstanding awards. Under the omnibus plan, the Board (or the Compensation Committee, as the case may be) has the power and sole discretion to determine the amount of the adjustment to be made in each case.

Amendment and Termination

The board of directors may at any time amend or terminate the omnibus plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the omnibus plan without the consent of the recipient. No awards may be made under the omnibus plan after the tenth anniversary of its effective date. Certain provisions of the omnibus plan relating to performance-based awards under Section 162(m) of the Internal Revenue Code will expire on the fifth anniversary of the effective date.

Registration of Shares on Form S-8

We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the shares of Class A common stock issuable under the omnibus plan.

Awards Outstanding and to Be Outstanding Upon Completion of this Offering

           shares of Class A common stock remained available as of          , 2008 for future issuance under our omnibus plan. As of          , 2008,           shares of Class A common stock underlying restricted units issued under the omnibus plan were outstanding, of which Mr. Lu, as part of the acquisition of Fiberxon, received restricted units exercisable for           shares of Class A common Stock. We plan to grant options exercisable for shares of Class A common stock under the omnibus plan concurrent upon consummation of this offering at the same price per share. Subject to continued employment, 25% of the stock options will vest on each anniversary of the grant date. It is expected that our named executive officers, will receive the following stock option grants:

Shares Subject
Name	to Stock Options

Near Margalit
Alexis Black Bjorlin
Brett Chloupek
Yu-Heng Jan
Ying (Jack) Lu

Immediately upon completion of this offering, MRV will own all of our Class B common stock and there will be no shares of our Class B common stock reserved or available for issuance upon the grant of awards under our omnibus plan, nor any options or other securities exercisable for shares of our Class B common stock.

Employment Arrangements

None of our named executive officers has a formal employment agreement except Brett Chloupek, our Chief Financial Officer and Secretary, and Ying (Jack) Lu, our Co-Chief Operating Officer and General Manager, China. Upon joining us in December 2006, Mr. Chloupek executed an employment agreement setting out the material terms of his employment with us, including Mr. Chloupek’s 2007 base salary of $200,000, bonus potential of up to $40,000, and entitlement to severance pay equal to one year’s salary, payable in cash, if we undergo a change of control and Mr. Chloupek does not remain or is not named Chief Financial Officer for the surviving entity. Mr. Chloupek’s employment agreement includes other customary covenants regarding his authority and duties and provisions for participation in our benefit programs.

Pursuant to Mr. Lu’s one year employment agreement, executed on July 1, 2007 in conjunction with the consummation of MRV’s acquisition of Fiberxon, he is entitled to an annual base salary of $175,000, and eligible to receive an annual bonus of up to $40,000. Such amounts are to be paid in U.S. dollars and are subject to negotiated increase upon any annual renewal of Mr. Lu’s agreement. Mr. Lu’s employment agreement includes other benefits and privileges customarily found in agreements of this type for PRC-based executives, including various company-paid holidays, sick leave, vacation, social insurance, any other insurance coverage provided to the executive level employees of the company, if any, reimbursement of work-related expenses and an automobile allowance of $200 per month. Mr. Lu does not receive a housing subsidy, but we are obligated to provide reimbursement for reasonable moving expenses and reasonable temporary housing and living expenses if we ask Mr. Lu to change the primary location of his employment.

Upon a termination for “fault” or “cause” (as such terms are defined under PRC law and set forth within the employment agreement, which is included as an exhibit to the registration statement of which this prospectus is a part) or upon Mr. Lu’s resignation, we are only obligated to pay Mr. Lu that portion of his base salary that has been earned through his termination date, that portion of his bonus currently payable, any accrued but unpaid vacation pay, and any expense reimbursements due and owing to Mr. Lu at the termination date. Under Mr. Lu’s agreement, “fault” includes failure to satisfy the terms of his recruitment during his probationary period, serious violation of any applicable PRC labor laws discipline or our rules or regulations for employees, any serious dereliction of duty, including any graft or other action that results in material harm to our company, and if the employee is prosecuted for violation of law. “Cause” is defined solely pursuant to applicable PRC law. Upon termination of the employment agreement for any other reason (other than non-renewal upon expiration) we are obligated to pay Mr. Lu either, if prior to June 30, 2008, a lump sum severance payment equal to one year’s base salary, or if on or after July 1, 2008, a lump sum severance payment equal to six (6) month’s base salary, and in either case, such payment shall be at the rate in effect at the termination date. In addition, upon termination for any other reason, 50% of any remaining unvested restricted stock units and stock options held by Mr. Lu as of July 1, 2007, will immediately vest as of the termination date, and Mr. Lu may also be eligible for a non-competition enforcement payment under PRC law. Mr. Lu’s employment agreement provides that he will receive either the full payments and benefits due to him or a lesser amount if as a result Mr. Lu will not be subject to the Golden Parachute Excise Tax under the United Stated Internal Revenue Code, whichever results in Mr. Lu receiving a greater sum on an after-tax basis, at Mr. Lu’s discretion.

401(k) Plan

Contributions made to the MRV-sponsored 401(k) retirement plan for our employees totaled $217,000, $213,000 and $226,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Subsequent to completion of this offering, we will maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Indemnification of Directors and Officers and Limitation of Liability

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. As described below, we intend upon the closing of this offering to indemnify our directors, officers and other employees to the fullest extent permitted by the Delaware General Corporation Law.

  Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon the closing of this offering, our amended and restated bylaws will require us to indemnify our directors, officers, employees and other persons serving at our request as a director, officer, employee or agent of another entity to the fullest extent permitted by the Delaware General Corporation Law. We will be required to advance expenses, as incurred, to the covered persons in connection with defending a legal proceeding if we have received an undertaking by that person to repay all such amounts if it is determined that he or she is not entitled to be indemnified by us.

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

  Indemnification Agreements

Prior to the completion of this offering, we will execute agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification for judgments, fines, settlement amounts and expenses, including attorneys’ fees incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as a director or executive officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limitations on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

Except for a brief period of approximately 13 months during 2000 and 2001, we have been a wholly-owned subsidiary of MRV since March 2000 and prior to that time operated as a division of MRV. Accordingly, in the ordinary course of our business, we have received various services provided by MRV, including tax, accounting, treasury, legal and human resources services. Our historical financial statements include allocations to us by MRV of its costs related to these services. These cost allocations have been determined on a basis that MRV considers to be a reasonable reflection of the use of services provided or the benefit received by us. These allocations totaled $332,000 in fiscal 2004, $949,000 in 2005, $679,000 in 2006 and $504,000 in the nine months ended September 30, 2007.

Divisions and subsidiaries of MRV are our customers and purchase substantial quantities of our products. These customers accounted for sales of our products to MRV and its affiliates of $1.9 million, $3.5 million and $5.0 million for the years ended December 31, 2004, 2005 and 2006, respectively. Our sales of products to MRV and its affiliates was approximately $3.7 million and $3.1 million for the nine months ended September 30, 2006 and 2007. Like other customers, sales to our MRV-related customers are based on purchase orders and we have no long-term arrangements with them. We expect this vendor-customer relationship with MRV to continue following this offering. We believe that our sales to the MRV-related customers have been on terms no more favorable that those we provide to our other customers and we expect that sales to MRV and its affiliates in the future will be on terms no more favorable than those we provide to our other customers.

At September 30, 2007, we owed MRV for various advances made on our behalf, including the cash it paid in connection with the acquisition of Fiberxon and advances made to us to cover our operating expenses. We are in the process of negotiating with MRV regarding what amount of these advances are to be repaid by us and when; we plan to repay MRV for at least a portion of the amounts it has advanced to us from the net proceeds of this offering. We intend to document any outstanding repayable amounts in intercompany debt instruments upon determination of such amounts and the terms and conditions for any extended repayment beyond the consummation of this offering.

The purchase price paid by MRV in its acquisition of Fiberxon included a deferred consideration obligation which becomes due and payable by MRV to Fiberxon’s former stockholders on the third business day after the consummation of the offering contemplated by this prospectus, or if the offering has not yet occurred on or prior to such date, on March 28, 2009. Upon consummation of this offering, the amount payable by MRV to the former Fiberxon stockholders shall equal 9% of the product obtained by multiplying (x) the price per share offered hereby, less the underwriting discount per share, by (y) total number of shares of our common stock outstanding immediately prior to this offering, calculated on a fully-diluted basis, according to the treasury method, less the amount of any successful claims made against the set-off funds provided for in the Agreement and Plan of Merger and any expenses incurred by the stockholders’ agent. Based on a sale price of $      per share, less discounts and commissions, for our common stock offered hereby, our fully diluted capitalization prior to consummation of this offering, and MRV’s estimated set-off claims and other expenses deductible from the deferred consideration obligation of $      , we anticipate MRV’s deferred consideration payment to the former Fiberxon stockholders will total approximately $     . This deferred consideration obligation may be paid, at MRV’s option, in cash, shares of MRV common stock or some combination thereof. We plan to use a portion of the proceeds from this offering to provide MRV cash to satisfy this deferred consideration obligation as well as other amounts paid by MRV in conjunction with the acquisition of Fiberxon as further detailed in “Use of Proceeds.”

On March 28, 2007, we agreed to provide a standby letter of credit for $4.0 million in favor of CITIC Bank Shenzhen Branch, or CITIC, and existing banking creditor of Fiberxon Technology (Shenzhen) Co., Ltd., China, or Fiberxon Shenzhen, a wholly-owned subsidiary of Fiberxon. At the time, Fiberxon Shenzhen required new banking facilities to maintain operational progress and, in contemplation of MRV’s planned acquisition of Fiberxon and our intended integration of Fiberxon, we agreed to provide the standby letter of credit to enable CITIC to extend further banking facilities to Fiberxon Shenzhen. In conjunction with the letter of credit, we executed an indemnification agreement with Fiberxon and Fiberxon Shenzhen, in which Fiberxon and Fiberxon Shenzhen agreed on a joint and several basis to indemnify us for any economic losses it suffers as a result of Fiberxon Shenzhen’s breach of its loan agreement with CITIC, including, but not limited to, any payments required to be made pursuant to the standby letter of credit, and any penalties, interest, bank charges, litigation or arbitration costs or other legal costs related to enforcement of such indemnification obligations. The standby letter of credit issued, and the indemnification agreement became effective, on March 29, 2007. Although originally issued to be effective through October 1, 2007, we have extended the effective date of the letter of credit through April 1, 2008. However the indemnification agreement protections remain effective until all rights, obligations, responsibilities, representations and warranties contained in the indemnification agreement and the related loan agreement between Fiberxon Shenzhen and CITIC have been fulfilled or completed.

MRV currently owns all of our common stock. Upon completion of this offering MRV will hold approximately     % of the combined voting power of our outstanding common stock (or approximately     % if the underwriters exercise their overallotment option in full). For as long as MRV or its successor-in-interest continues to control more than 50% of the combined voting power of our common stock, MRV or its successor-in-interest will be able to direct the election of all the members of our board of directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, MRV or its successor-in-interest will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to MRV or its successor-in-interest. MRV has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of Cowen and Company, LLC and Credit Suisse Securities (USA) LLC, subject to certain exceptions. See “Underwriting.” However, there can be no assurance concerning the period of time during which MRV will maintain its ownership of our common stock following this offering. Beneficial ownership of at least 80% of the total voting power and value of our outstanding common stock is required in order for MRV to continue to include us in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for MRV to effect a tax-free spin-off of us or certain other tax-free transactions.

Our executive officers, directors and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with us without the prior review and consent of our Board of Directors, or for interested director transactions, review and recommendation by our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members or affiliates in which the amount involved exceeds $120,000 must first be presented to our Board of Directors, and in some instances our Audit Committee, for review, consideration and approval, including all transactions with MRV which meet the stated criteria. In recommending or rejecting the proposed agreement, our Board of Directors will consider the relevant facts and circumstances available and deemed relevant, including, but not limited to, the risks, costs, and benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products, and, if applicable, the impact on director independence. Our Board of Directors shall only approve those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as determined in good faith by the Board. Subsequent to our separation from MRV, new agreements with MRV will require the review and approval of a majority of our independent directors.

ARRANGEMENTS BETWEEN SOURCE PHOTONICS AND MRV

We have provided below a summary description of the draft master separation agreement between MRV and Source Photonics and other key agreements that relate to our separation from MRV as a result of this offering and if MRV decides to distribute our Class B common stock to MRV’s stockholders. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to MRV include its subsidiaries (other than our subsidiaries and us) and references to our company include our subsidiaries.

Prior to consummation of this offering, we will enter into certain agreements with MRV relating to this offering and our relationship with MRV after this offering. The material terms of such anticipated agreements with MRV relating to this offering and our relationship with MRV after this offering are described below, however if we and MRV ultimately determine one or more of these agreements is unnecessary, not all agreements described herein may be consummated. We do not currently expect to enter into any additional agreements or other transactions with MRV, outside the ordinary course, or any of our directors, officers or other affiliates other than those specified in this prospectus. However, in the future, in accordance with Delaware law, any contract or transaction between us and one of our directors or officers or between or us and any corporation, partnership, association or any other organization in which one or more of our directors or officers is a director or officer or has a financial interest, will either be approved by the stockholders, a majority of the disinterested members of our board or a committee of our board that authorizes such contracts or transactions or must be fair to us as of the time our directors, a committee of our directors or our stockholders approve the contract or transaction. In addition, any transactions with directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

Conflicts may develop between MRV and us regarding the terms of our agreements with MRV. Although we intend to establish procedures to minimize the potential for these conflicts of interest, such conflicts may not be resolved in our favor. It is our policy and the policy of MRV that transactions between MRV and us will generally be on terms and conditions comparable to those between unaffiliated third parties. However, because our agreements with MRV were negotiated in the context of a parent-subsidiary relationship, we cannot assure you that these agreements, or the transactions with MRV contemplated by such agreements, will be effected on terms as favorable to us as could have been obtained from unaffiliated third parties. For a discussion of the risks associated with these potential conflicts of interest, please see “Risk Factors — We may have potential business conflicts of interest with MRV with respect to our past and ongoing relations that could harm our business operations.”

We have been advised by MRV that MRV has approved our initial public offering at this time because of its perception of favorable market conditions for the securities of companies engaged in the fiber optics industry, its desire to provide us with an alternative source of funding for our operations and capital requirements, to raise the funds necessary to satisfy its deferred consideration obligation to the former holders of Fiberxon’s stock that MRV acquired in July 2007 (and is contributing to us) and provide us with a source of funds to repay outstanding indebtedness we owe to MRV.

Overview

The master separation agreement contains the key provisions related to our separation from MRV as a result of this offering, this offering and the potential distribution of shares of our Class B common stock to MRV’s stockholders if MRV determines to make that distribution at some point following this offering. The other agreements referenced in the master separation agreement govern various interim and ongoing relationships between MRV and us following the closing date of this offering. These agreements include:

•	a registration rights agreement;

•	a tax sharing agreement;

•	a transitional services agreement;

•	a real estate matters agreement;

•	an insurance matters agreement;

•	an employee matters agreement;

•	a master technology ownership and license agreement;

•	a master patent ownership and license agreement;

•	a master trademark ownership and license agreement;

•	a master confidential disclosure agreement; and

•	a purchase and supply agreement.

To the extent that the terms of any of these ancillary agreements conflict with the master separation agreement, the terms of these ancillary agreements will govern. These agreements are summarized below.

Master Separation Agreement

  This Offering

The master separation agreement requires us to use our reasonable best efforts to satisfy certain conditions to the completion of this offering including:

•	the registration statement containing this prospectus must be effective;

•	United States securities and blue sky laws must be satisfied;

•	our common stock must be listed on the NASDAQ Global Market or the New York Stock Exchange;

•	all our obligations under the underwriting agreement must be met or waived by the underwriters;

•	MRV must have voting control over at least 80.1% of our capital stock and must be satisfied that the distribution will be tax-free to its United States stockholders; and

•	no legal restraints must exist preventing the separation or this offering.

MRV may, in its sole and absolute discretion, choose to proceed with or abandon this offering. All of our costs and expenses and those of MRV relating to this offering will be paid by us.

  The Potential Distribution

Overview.  The master separation agreement also governs the rights and obligations of MRV and our company regarding this offering and in the event the potential distribution by MRV to its common stockholders of the shares of our common stock held by MRV occurs, which is also referred to in this prospectus as the “potential distribution” or “distribution.” Although MRV has announced that it is considering the potential distribution, there are various conditions to the completion of the potential distribution. Consequently, the potential distribution may not occur at all.

Conditions to the Potential Distribution.  If MRV decides to undertake the potential distribution, MRV will determine the timing, structure and all of the terms of such a distribution of our Class B common stock. MRV’s final determination to proceed with the potential distribution will require a declaration of the distribution by MRV’s board of directors. This declaration is not expected to be made until several conditions specified in the master separation agreement are satisfied, or waived by MRV in its sole discretion, including:

•	receipt by MRV of, at its option and in its sole and absolute discretion, a ruling by the Internal Revenue Service and/or an opinion from its tax counsel that the contribution, and distribution, taken together, will qualify as a reorganization pursuant to which no gain or loss will be recognized by MRV or its stockholders for U.S. federal income tax purposes under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code;

•	receipt of any government approvals and material consents necessary to consummate the distribution;

•	lack of any order, injunction, decree or regulation issues by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution; and

•	lapse or waiver of the restrictions on transfer of MRV’s shares of our Class B common stock pursuant to our lock-up arrangements with the underwriters.

Even if the foregoing conditions are satisfied, MRV may not complete the potential distribution. In particular, MRV has the right not to complete the potential distribution if, at any time, MRV’s board of directors determines, in its sole discretion, that the distribution is not in the best interest of MRV or its stockholders.

If MRV’s board of directors decides not to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a report on Form 8-K with the Securities and Exchange Commission.

Pursuant to the master separation agreement, if MRV decides to complete the potential distribution, we would be required to cooperate with MRV to accomplish the distribution and, at MRV’s direction, to promptly take any and all actions necessary or desirable to effect the potential distribution.

Covenants.  We have agreed that, for so long as MRV beneficially owns at least 50% of our outstanding common stock, we will not (without MRV’s prior written consent):

•	take any action which would limit the ability of MRV or its transferee to transfer its shares of our Class B common stock;

•	issue any shares of our common stock or any rights, warrants or options to acquire our common stock if this would cause MRV to own less than 50% of the then outstanding shares of our Class B common stock;

•	take any actions that could reasonably result in MRV being in breach of or in default under any contract or agreement;

•	incur any indebtedness in excess of an aggregate of $ outstanding at any time;

•	consolidate or merge with any other entity;

•	acquire the stock or assets of another entity in excess of $ million;

•	issue any stock or securities except to our subsidiaries or pursuant to this offering or our employee benefit plans;

•	take any actions to dissolve, liquidate or wind-up our company;

•	declare dividends on our stock;

•	enter into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to MRV’s; or

•	amend, terminate or adopt any provision inconsistent with certain provisions of our certificate of incorporation or bylaws.

Information Exchange.  In the master separation agreement MRV and we have agreed to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing would be commercially detrimental. In furtherance of this, both MRV and we have agreed as follows:

•	Each party has agreed to maintain adequate internal accounting to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

•	Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

•	Each party will use commercially reasonable efforts to provide the other party with directors, officers, employees, other personnel and agents who may be used as witnesses in and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

•	Subject to applicable confidentiality obligations and other restrictions, MRV and we have agreed to provide each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, or to comply with its obligations under the master separation agreement or any ancillary agreement.

•	MRV and we will use reasonable efforts to make available to each other’s past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceedings in which the other party may become involved.

•	The company providing information, consultant or witness services under the master separation agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance.

•	We will retain all proprietary information in our possession relating to our business for a period of time and, if we intend to destroy this information after the retention period, we must give MRV opportunity to take possession of the information.

•	MRV and we will each agree to hold in strict confidence all information concerning or belonging to the other for a period of up to years.

Auditing Practices.  For so long as MRV is required to consolidate our results of operations and financial position, we have agreed to:

•	not select a different independent registered public accounting firm from that used by MRV without MRV’s consent;

•	use reasonable best efforts to enable our auditors to date their opinion on our audited annual financial statements on the same date as MRV’s auditors date their opinion on MRV’s financial statements;

•	exchange all relevant information needed to prepare financial statements;

•	grant each other’s internal auditors access to each other’s records;

•	notify each other of any change in accounting principles; and

•	we will consult with MRV regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with MRV in connection with any of its public filings.

Dispute Resolution.  If problems arise between MRV and us, we have agreed to the following procedures:

•	The parties will make a good faith effort to first resolve the dispute through negotiation.

•	If negotiations fail, the parties agree to attempt to resolve the dispute through non-binding mediation.

•	If mediation fails, the parties can resort to binding arbitration.

In addition, nothing prevents either party acting in good faith from initiating litigation at any time if failure to do so would cause serious and irreparable injury to one of the parties or to others.

No Representations and Warranties.  Neither party is making any promises to the other regarding:

•	the value of any asset that MRV is transferring;

•	whether there is a lien or encumbrance on any asset MRV is transferring; or

•	the legal sufficiency of any conveyance of title to any asset MRV is transferring.

No Solicitation.  Each party has agreed not to directly solicit or recruit employees of the other party without the other party’s consent for two years after the date the potential distribution occurs. However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.

Expenses.  All of the costs and expenses related to this offering as well as the costs and expenses related to the separation and distribution will be allocated between MRV and us. It is anticipated that we will bear the costs and expenses associated with this offering and MRV will bear the costs and expenses associated with the distribution.

We will each bear our own internal costs incurred in consummating these transactions.

Termination of the Agreement.  MRV in its sole discretion can terminate the separation agreement and all ancillary agreements and abandon the potential distribution at any time prior to the closing of this offering. Both MRV and we must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution, if any.

Anti-Dilution Option.  Pursuant to the master transaction agreement, we have granted MRV a continuing right to purchase from us shares of Class A common stock and Class B common stock in order to maintain MRV’s respective percentage ownership interests in our Class A common stock and Class B common stock following the completion of this offering. This option may be exercised by MRV in connection with any issuance by us of common stock other than pursuant to this offering (including the exercise of the underwriters’ overallotment option) or any stock option or executive or employee compensation plan, except where the issuance pursuant to a stock option or executive or employee compensation plan would cause MRV’s percentage of voting control through its ownership of our Class B common stock to fall below 80.1%. If we issue our common stock for cash consideration as permitted in the foregoing sentence other than pursuant to a stock option or executive compensation plan that causes MRV’s percentage ownership voting control through its ownership of our Class B common stock to fall below 80.1%, upon the exercise of its option, MRV will pay a price per share of Class A common stock equal to the offering price paid by us in the related issuance of common stock and a price per share of Class B common stock equal to the fair market value thereof as determined by our board of directors. If we issue our common stock for non-cash consideration or pursuant to a stock option or executive compensation plan that causes MRV’s voting control through its ownership of our Class B common stock to fall below 80.1%, upon exercise of the option, MRV will pay a price per share of Class A common stock equal to the average closing price of our common stock on the day prior to the applicable issuance date and a price per share of Class B common stock equal to the fair market value thereof as determined by our board of directors.

If MRV chooses not to exercise its option, or exercises its option for a number of shares less than the total number permissible, in connection with any particular future common stock issuance by us, MRV’s right to exercise the option in connection with any subsequent issuance by us will not be affected. However, in such case MRV’s ownership percentage will be recalculated to account for any prior decision not to exercise the option in full or at all, as appropriate MRV’s option to maintain its ownership percentage in us will terminate on the earlier of the date of a tax-free distribution, the date upon which MRV beneficially owns shares of common stock representing less than 80% of the aggregate voting power of shares of common stock then outstanding and the date on which, if the option has been transferred to a subsidiary of MRV, that subsidiary ceases to be a subsidiary of MRV.

Indemnification.  Under the master separation agreement, we will indemnify MRV and its representatives and affiliates from all losses suffered by MRV or its representatives or affiliates arising out of or due to any of the following:

•	our failure to pay, perform or discharge in due course the liabilities assumed by us in connection with the contribution and separation;

•	our failure to comply with the terms of the master separation agreement or any of the other agreements between MRV and our company entered into in connection with the separation; or any untrue statement of a material fact or material omission in this prospectus or any similar documents relating to this offering or the distribution, if any;

•	MRV will indemnify our company and our representatives and affiliates from any and all losses suffered by our company or our representatives or affiliates arising out of or due to either of the following: MRV’s failure to pay, perform or discharge in due course MRV’s liabilities that are not assumed by us in connection with the contribution and separation; or

•	MRV’s failure to comply with the terms of the master separation agreement or any of the other agreements between MRV and our company entered into in connection with the separation.

The master separation agreement provides for cross-indemnities that generally will place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical Source Photonics (including Fiberxon) businesses and operations, and generally will place on MRV the financial responsibility for liabilities associated with all of MRV’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification.

  The Contribution

Overview.  Prior to consummation of this offering, MRV and we will enter into a general assignment and assumption agreement. The general assignment and assumption agreement contains the key provisions relating to the separation of our business from MRV’s other businesses. The general assignment and assumption agreement identifies the assets and capital stock (including the capital stock of Fiberxon) to be contributed and transferred to us by MRV and the liabilities to be assumed by us from MRV, which we refer to as the “contribution.” general assignment and assumption agreement also describes when and how the contribution will occur.

Assets to be Contributed.  Under the general assignment and assumption agreement, prior to completion of this offering, MRV will contribute and transfer to us all of the capital stock held by MRV in subsidiaries and other entities that conducted our business and all other assets and liabilities associated with our business.

The capital stock to be transferred to us will consist of all of the capital stock of Fiberxon. The assets to be transferred to us will include:

•	all assets reflected on our balance sheet as of December 31, 2007, minus any assets disposed of after December 31, 2007;

•	all written off, expensed or fully depreciated assets that would have appeared on our balance sheet as of December 31, 2007, if we had not written off, expensed or fully depreciated them;

•	all assets that MRV acquired after December 31, 2007 that would have appeared in our financial statements as of the date of contribution if we prepared such financial statements using the same principles we used in preparing our balance sheet dated December 31, 2007;

•	all assets that our business primarily uses as of the date of contribution but are not reflected in our balance sheet as of December 31, 2007 due to mistake or omission;

•	all contingent gains related primarily to our business;

•	all supply, vendor, capital, equipment lease or other contracts that relate primarily to our business, including contracts representing obligations reflected on our balance sheet as of December 31, 2007;

•	all computers, desks, equipment and other assets used primarily by employees of MRV who will become our employees as a consequence of the contribution;

•	specified rights under existing insurance policies; and

•	other specified assets.

The subsidiaries and assets listed above comprise:

•	all business operations whose financial performance is reflected in our combined financial statements for the period ended September 30, 2007, as set forth elsewhere in this prospectus; and

•	all business operations relating to our business initiated or acquired by MRV after December 31, 2007.

Assumption of Liabilities.  Effective on the contribution date, we (and our wholly-owned subsidiary, LuminentOIC, Inc.) will assume liabilities from MRV, to the extent that these liabilities were, prior to the contribution date, liabilities held by MRV related to our business and except as provided in an ancillary or other agreement.

Excluded Liabilities.  The general assignment and assumption agreement also provides that we will not assume specified liabilities, including:

•	any liabilities that would otherwise be allocated to us but which are covered by MRV’s insurance policies, unless we are a named insured under such policies; and

•	other specified liabilities.

Delayed Transfers.  If it is not practicable to transfer specified assets and liabilities on the contribution date, the agreement provides that these assets and liabilities will be transferred after the contribution date.

Terms of Other Ancillary Agreements Govern.  If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption.

Obtaining Approvals and Consents.  The parties have agreed to use all reasonable efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the contribution.

Expenses.  We have agreed to pay all costs of the transfer of assets from MRV to us incurred on or after contribution date, including:

•	moving expenses;

•	transfer taxes;

•	expenses related to notices to customers, suppliers and other third parties;

•	fees related to the transfer or issuance of licenses, permits and franchises;

•	fees and expenses related to the assignment or transfer of contracts, agreements and intellectual property; and

•	costs related to the transfer of any employee.

Nonrecurring Costs and Expenses.  Any nonrecurring costs and expenses that are not allocated in the separation agreement or any other ancillary agreement shall be the responsibility of the party that incurs the costs and expenses.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with MRV. In the event the potential distribution is not completed and MRV does not divest itself of all of its shares of our Class B common stock, MRV could not freely sell all such shares without registration under the Securities Act or a valid exemption thereunder. Accordingly, we will be entering into a registration rights agreement with MRV to provide it with certain registration rights relating to the shares of our Class B common stock which it holds. These registration rights generally become effective at such time as MRV informs us that it is no longer considering the potential distribution. Under the registration rights agreement, MRV has the right to require us to register for offer and sale all or a portion of our Class B common stock held by MRV, so long as the shares of our Class B common stock that MRV requires us to register, in each case, represent at least     % of the aggregate shares of our common stock then issued and outstanding and MRV holds not less than     % of our then-outstanding common stock on the date the registration request is made.

  Shares Covered

The registration rights agreement covers the shares of our Class B common stock that are held by MRV or a transferee of MRV following this offering and shares of our Class A common stock that MRV may acquire after this offering. The registration rights agreement also covers shares of our Class A common stock underlying options that we grant to MRV’s employees, directors and consultants at the time of a distribution, if any, as discussed under “Treatment of MRV Options” below.

  Registration

At the request of MRV, we will use our reasonable best efforts to register shares of our Class B common stock that are held by MRV after the closing of this offering, or Class A common stock that it subsequently acquires, for public sale under the Securities Act. MRV may request up to two registrations in any calendar year. We will also provide MRV with “piggy-back” rights to include its shares in future registrations by us of our securities under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which MRV may request its shares be included.

  Terms of Each Offering

MRV will designate the terms of each offering effected pursuant to a demand registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

  Timing of Demand Registrations

We are not required to undertake a demand registration within 90 days of the effective date of a previous demand registration, other than a demand registration that was effected as a shelf registration. In addition, we have the right, which may be exercised once in any 12 month period, to postpone the filing or effectiveness of any demand registration for up to 90 days if we determine in the good faith judgment of our counsel that such registration would reasonably be expected to have a material adverse effect on any then-active proposals to engage in certain material transactions.

  Registration Expenses

We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, including the fees and expenses of one firm of legal counsel chosen by MRV, except that MRV will pay all its own internal administrative costs and underwriting discounts and commissions applicable to the sale of its shares of our common stock. Holders of our common stock underlying options that we grant to employees, directors and consultants of MRV at the time of a distribution, if any, would bear their own underwriting discounts and commissions applicable to the sale of our shares of Class A common stock by them.

  Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of MRV and its affiliates and representatives and, in limited situations, by MRV for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

  Transfer

MRV may transfer shares covered by the registration rights agreement and the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

  Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by our company, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding; or

•	in the case of shares held by a transferee of MRV or employees, directors or consultants of MRV holding our options, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision).

Tax Sharing Agreement

  Allocation of Taxes

In connection with this offering, and prior to its consummation, MRV and we will enter into a tax sharing agreement. The tax sharing agreement will govern the respective rights, responsibilities and obligations of MRV and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the tax sharing agreement:

•	MRV is responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which MRV is the common parent. With respect to any periods beginning after this offering, we will be responsible for any U.S. federal income taxes of us or any of our subsidiaries.

•	MRV is responsible for any U.S. state or local income taxes reportable on a consolidated, combined or unitary return that includes MRV or one of its subsidiaries, on the one hand, and us or one of our subsidiaries, on the other hand. However, in the event that we or one of our subsidiaries are included in such a group for U.S. state or local income tax purposes for periods (or portions thereof) beginning after the date of this offering, we are responsible for our portion of such income tax liability as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period (or portion of a period).

•	MRV is responsible for any U.S. state or local income taxes reportable on returns that include only MRV and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any U.S. state or local income taxes filed on returns that include only us and our subsidiaries.

•	MRV is responsible for any foreign income taxes of MRV and its subsidiaries, and we are responsible for any foreign income taxes of us and our subsidiaries.

•	MRV and we are each responsible for any non-income taxes attributable to our business for all periods.

MRV is primarily responsible for preparing and filing any tax return with respect to the MRV affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes MRV or any of its subsidiaries. Under the tax sharing agreement, we generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries.

We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. MRV generally has exclusive authority to control tax contests related to any tax returns of the MRV affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes MRV or any of its subsidiaries.

Disputes arising between MRV and us relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions described in the tax sharing agreement.

The tax sharing agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to taxes.

  Preservation of the Tax-Free Status of the Distribution

In the event MRV decides to complete the potential distribution, MRV and we intend the contribution and distribution, taken together, to qualify as a reorganization pursuant to which no gain or loss would be recognized by MRV or its stockholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Furthermore, MRV would seek to obtain either a private letter ruling from the Internal Revenue Service and/or an opinion from its outside tax advisor to such effect. In either case, we would be required to make certain representations regarding our company and our business and MRV would be required to make certain representations regarding it and its business. In the event of a distribution we have also agreed to certain restrictions that would be intended to preserve the tax-free status of the contribution and the distribution if MRV determines to undertake it. We could take certain actions otherwise prohibited by these covenants if MRV, in its sole and absolute discretion as part of its distribution-decision making process determines to seek a private letter ruling from the IRS and/or an opinion from its tax advisors to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants would include restrictions on our:

•	issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sales of assets outside the ordinary course of business; and

•	entering into any other corporate transaction which would cause us to undergo a 50% or greater change in our stock ownership.

We have generally agreed to indemnify MRV and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution, if such distribution occurs, to the extent caused by an acquisition of our stock or assets, or other actions we take. This indemnification would apply even if MRV permits us to take an action that would otherwise have been prohibited under the tax-related covenants as described above. We have also agreed to indemnify MRV and its affiliates against any and all tax-related liabilities asserted against MRV if the distribution is completed and results in the disqualification of MRV’s acquisition of Fiberxon as a tax-free reorganization.

Transitional Services Agreement

Prior to the consummation of this offering, we will also enter into a transitional services agreement with MRV. The transitional services agreement governs the provision of transitional services by MRV and us to each other, on an interim basis, until one year after the separation date, unless extended for specific services or otherwise indicated in the agreement. The agreement provides for transitional services, systems and support to our operations, including data processing and telecommunications services (such as voice telecommunications and data transmission and information technology support services) for functions including accounting, financial management, tax, payroll, stockholder and public relations, legal, procurement and other administrative functions. Services are generally cost plus 5%, but may increase to cost plus 10% if the services extend beyond the one-year period. The master transitional services agreement also covers the provision of additional transitional services identified from time to time after the separation date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the separation agreement, so long as the provision of such services would not significantly disrupt MRV’s operations or significantly increase the scope of its responsibility under the agreement.

Real Estate Matters Agreement

Prior to the consummation of this offering, we will also enter into a real estate matters agreement with MRV. The real estate matters agreement addresses real estate matters relating to the MRV leased properties that MRV will transfer to or share with us. The agreement describes the manner in which MRV has transferred or will transfer to or share with us various leased properties, including the following types of transactions:

•	assignments to us of MRV’s leases for specified leased properties;

•	subleases to us of portions of specified properties leased by MRV; and

•	short-term licenses between MRV and us permitting short-term occupancy of selected leased sites.

The real estate matters agreement includes a description of each property to be transferred to or shared with us for each type of transaction. The standard forms of the proposed transfer documents, such as lease, sublease and license, are contained in schedules.

The real estate matters agreement also requires both parties to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including our paying commercially reasonable consent fees, if required by the landlords, and our agreeing to provide the security required under the applicable leases.

The real estate matters agreement further provides that we will be required to accept the transfer of all sites allocated to us, even if a casualty has damaged a site before the contribution date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the contribution date will not be made, and neither party will have any liability related thereto.

The real estate matters agreement also gives the parties the right to change the allocation and terms of specified sites by mutual agreement based on changes in the requirements of the parties. The real estate matters agreement provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys’ fees, will be paid by MRV.

Insurance Matters Agreement

Prior to the consummation of this offering, we will also enter into an insurance matters agreement with MRV. Pursuant to the insurance matters agreement, MRV will maintain insurance policies covering, and for the benefit of, us and our directors, officers and employees. The insurance policies maintained by MRV under the insurance matters agreement will be comparable to those maintained by MRV and covering us prior to the offering. Except to the extent that MRV allocates a portion of its insurance costs to MRV and its other subsidiaries, we will pay or reimburse MRV, as the case may be, for premium expenses, deductibles or retention amounts, and all other costs and expenses that MRV may incur in connection with the insurance coverage MRV maintains for us. We will be responsible for any action against MRV in connection with MRV’s maintenance of insurance coverage for us, including as a result of the level or scope of any insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to an insurance carrier in connection with a claim or potential claim or otherwise, during the term of the insurance matters agreement, except to the extent that such action arises out of or is related to the breach, gross negligence, bad faith or willful misconduct of MRV in connection with the insurance matters agreement.

We anticipate that the initial term of the insurance matters agreement will expire at the end of 2008 and will be extended automatically for additional six-month terms unless terminated by one of the parties. As of the date of this prospectus, we expect that MRV will maintain insurance policies for us for a period of longer that the initial term.

Employee Matters Agreement

Prior to the consummation of this offering, we will also enter into an employee matters agreement with MRV. The employee matters agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters, including the treatment of outstanding MRV equity awards which may be held by our employees following this offering and the allocation of certain retirement plan assets and liabilities and the ownership of work product developed for our benefit. The employee matters agreement will also generally provide that we are assuming employment-related liabilities with respect to employees employed by us for periods of time prior to the offering.

  Treatment of MRV Options

If MRV decides to undertake and completes a distribution of its shares of our Class B common stock to its stockholders, in general we intend to concurrently grant a stock option to each eligible employee, director, or consultant of Source Photonics, a Source Photonics-controlled subsidiary as determined by MRV, or MRV who holds either an option previously granted under the MRV equity incentive plans or an option assumed by MRV as part of a previous acquisition. The exercise price of these Source Photonics options would be determined in a manner designed to preserve the intrinsic value of the MRV options existing immediately prior to the potential distribution. As used in this section, the term “intrinsic value” means the difference between the exercise price of the option and the market price of the underlying MRV shares at the date of distribution.

Each Source Photonics option would cover a number of shares of Source Photonics Class A common stock equal to:

•	the number of shares of MRV Class B common stock subject to the option (as if such option was fully vested), multiplied by

•	the distribution ratio that determines the number of shares of Source Photonics Class B common stock to be distributed for each share of MRV common stock.

None of these Source Photonics options would permit the purchase of fractional shares of our Class A common stock. Based on the number of MRV options outstanding and eligible for this treatment on          , 2008, we anticipate that we would grant Source Photonics options to purchase a total of approximately           shares of our Class A common stock in connection with the potential distribution to MRV option holders, if such a distribution occurs. The per share exercise price of these Source Photonics options would be determined, and the per share exercise price of the corresponding MRV options would be adjusted at the date of distribution, if any, based on a formula designed to preserve the intrinsic value of the MRV options and allocate a portion of that value to the corresponding Source Photonics options. The resulting Source Photonics options would vest, be exercisable, expire and otherwise essentially mirror the provisions of the corresponding MRV options.

In some cases, we would not be able to distribute Source Photonics options. In these circumstances, the holders of MRV options would have their options adjusted at the date of distribution in a manner designed to preserve the intrinsic value of such options, but no Source Photonics options would be granted with respect to MRV options held by those option holders. As a result, following the potential distribution, each holder of such outstanding MRV options prior to the potential distribution would have the intrinsic value of each of their options preserved.

Master Technology Ownership and License Agreement

Prior to the consummation of this offering, we will also enter into a master technology ownership and license agreement with MRV. The master technology ownership and license agreement, or the master technology agreement, allocates rights in technology other than patents, patent applications and invention disclosures. In the master technology agreement, MRV confirmed that we own all technology developed by us and, to the extent that any such technology is registered in MRV’s name or to the extent MRV otherwise has any ownership rights in that technology, MRV will assign it to us. MRV will not restrict our right to use the assigned or jointly owned technology. We are granting to MRV a perpetual, royalty free, worldwide license for all intellectual property developed in connection with          . In the event of an acquisition of either party, the acquired party may assign the master technology agreement to its acquirer.

Master Patent Ownership and License Agreement

Prior to the consummation of this offering, we will also enter into a master patent ownership and license agreement with MRV. The master patent ownership and license agreement, or the master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. In the master patent agreement, MRV will confirm that we own patents, patent applications and invention disclosures that were developed by us and, to the extent that any of these patents or patent applications is recorded in MRV’s name, MRV will assign them to us. The specific patents, patent applications and invention disclosures being assigned are identified in the master patent agreement. MRV will not restrict our rights to practice the assigned patents.

In addition, each party covenants not to sue the other party or the other party’s customers or suppliers for infringement of its patents that exist as of the contribution date or that are based on applications or invention disclosures that exist as of the contribution date. The products and services that are covered by the covenant are the products and services of each party’s business, as it exists as of the contribution date.

In the event of an acquisition of either party, the acquired party may assign the master patent agreement except that the licenses and covenants not to sue may not be assigned.

The master patent agreement also provides that MRV and we will assist each other in specified ways for a period of five years after the contribution date in the event either party is subject to patent litigation.

Master Trademark Ownership and License Agreement

Prior to the consummation of this offering, we will also enter into a master trademark ownership and license agreement with MRV. The master trademark ownership and license agreement, or the master trademark agreement, allocates rights relating to trademarks, service marks and trade names. In the master trademark agreement, MRV confirmed that we own our trademarks, service marks and trade names that we use in connection with our business. Moreover, to the extent that any of our trademarks, service marks and trade names are registered in MRV’s name or to the extent that MRV otherwise has ownership rights in any of our trademarks, service marks and trade names, MRV will assign such rights to us. Similarly, it will assign any right to any cause of action and any rights of recovery for past infringement of those of trademarks, service marks and trade names. In addition, MRV will grant us a license to use certain of its trademarks, service marks and trade names in marketing our products and will agree not to license such trademarks, service marks or trade names to our competitors. In the event of an acquisition of either MRV or us, the acquired party may assign this agreement to the acquirer.

Master Confidential Disclosure Agreement

Prior to the consummation of this offering, we will also enter into a master confidential disclosure agreement with MRV. The master confidential disclosure agreement provides that both parties agree not to disclose confidential information of the other party except in specific circumstances. MRV and we also agree not to use this information in violation of any use restrictions in one of the other written agreements between us.

Purchase and Supply Agreement

MRV is an important end customer, representing, through direct sales, approximately 5% of our sales for 2006, and 4% during the nine months ended September 30, 2007, without giving effect to the integration of Fiberxon. As part of our separation from MRV, we will enter into a multi-year purchase and supply agreement with MRV. The purchase and supply agreement will govern transactions pursuant to which MRV, for its networking communication equipment and services businesses, will purchase goods and services from us. More specifically, the purchase and supply agreement addresses the following terms:

•	MRV’s purchase commitments covering through , ;

•	MRV’s treatment of us as a preferred supplier for other components required by its businesses;

•	MRV’s agreement to continue to encourage its original equipment manufacturers and other customers to purchase fiber optic products and other components from us in connection with their production of communication products;

•	orders and delivery;

•	payment terms;

•	intellectual property matters;

•	product warranties;

•	engineering and other services;

•	dispute resolution; and

•	limitations on liability.

The purchase and supply agreement requires us to continue to be competitive as to cost, timing, quality, features and availability of product.

PRINCIPAL STOCKHOLDER

Prior to this offering, all of the outstanding shares of our common stock were owned by MRV. After this offering, MRV will own all of our outstanding shares of Class B common stock, representing     % of the outstanding shares of our common stock and     % of the total voting power of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. After completion of this offering and prior to a distribution, if any, MRV will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Except for MRV, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of MRV common stock will be treated on the same terms as other holders of MRV stock in the event of any distribution by MRV. See “Management — Stock Ownership of Directors and Executive Officers” for a description of the ownership of MRV stock by our directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

General

Upon the completion of this offering, we will be authorized to issue (1)            shares of our Class A common stock, $0.001 par value, (2)            shares or our Class B common stock, $0.001 par value, and (3)            shares of undesignated preferred stock, $0.001 par value.

Common Stock

  Voting Rights

The holders of Class A common stock and Class B common stock generally have identical rights, except that holders of Class A common stock are entitled to one vote per share while holders of Class B common stock are entitled to           votes per share on all matters to be voted on by stockholders. Holders of shares of Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law or in the amended and restated certificate of incorporation, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our amended and restated certificate of incorporation must be approved by a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock or the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the stockholders of the class affected by the amendment, voting as a separate class, and holders of Class A common stock are not entitled to vote on any alteration or change in the powers, preferences or special rights of the Class B common stock that would not adversely affect the rights of holders of Class A common stock. For purposes of the foregoing provisions, any provision for the voluntary, mandatory and other conversion or exchange of the Class B common stock into or for Class A common stock on a one-for-one basis, whether by amendment to the amended and restated certificate of incorporation or otherwise, shall be deemed not to adversely affect the rights of the Class A common stock or the Class B common stock. Notwithstanding the foregoing, any amendment to the amended and restated certificate of incorporation to increase the authorized shares of any class of our capital stock requires the approval only of a majority of the votes entitled to be cast by the holders of Class A common stock and Class B common stock, voting together as a single class.

  Dividends

Holders of Class A common stock and Class B common stock will share equally on a per share basis in any dividend declared by our board of directors, subject to any preferential rights of any outstanding shares of preferred stock. Dividends payable in shares of common stock may be paid only as follows: (1) shares of Class A common stock may be paid only to holders of Class A common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Class A common stock and Class B common stock.

We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

  Conversion

Each share of Class B common stock is convertible while held by MRV or any of its subsidiaries (excluding our company) at the option of the holder thereof into one share of Class A common stock. Following any distribution of Class B common stock to MRV common stockholders in a transaction (including any distribution in exchange for MRV shares or securities) intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended, or any corresponding provision of any successor statute (Tax-Free Spin-Off), shares of Class B common stock will no longer be convertible into shares of Class A common stock.

Prior to a Tax-Free Spin-Off, any shares of Class B common stock transferred to a person other than MRV or any of its affiliates (excluding our company) will automatically be converted into shares of Class A common stock upon such transfer. Shares of Class B common stock transferred to stockholders of MRV in a Tax-Free Spin-Off will not be converted into shares of Class A common stock and, following a Tax-Free Spin-Off, shares of Class B common stock will be transferable as Class B common stock, subject to applicable laws.

All shares of Class B common stock will automatically be converted into Class A common stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B common stock owned by MRV (together with its subsidiaries (excluding our company)) falls below 50% of the aggregate number of outstanding shares of common stock. This automatic conversion of Class B common stock into Class A common stock will prevent MRV from decreasing its economic interest in our company to less than 50% while still retaining control of more than 80% of our voting power. All conversions will be effected on a one-for-one basis.

  Other Rights

Unless approved by a majority of the votes entitled to be cast by the holders of each class of common stock, voting separately as a class, in the event of any reorganization or consolidation of our company with one or more corporations or a merger of our company with another corporation in which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

On liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, are entitled to receive the same amount per share with respect to any distribution of assets to holders of shares of common stock.

No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company.

Upon closing of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the closing of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See “— The Rights Agreement.”

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult, although they have little significance while we are controlled by MRV:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors.  Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our 2009 annual meeting of stockholders, the term of the second class of directors expires at our 2010 annual meeting of stockholders and the term of the third class of directors expires at our 2011 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us if MRV no longer controls us because it generally makes it more difficult for stockholders to replace a majority of our directors.

Directors may be removed, with or without cause, by the affirmative vote of shares representing     % of the votes entitled to be cast by the outstanding common stock as long as MRV owns shares representing at

least     % of the votes entitled to be cast by the outstanding common stock. Once MRV ceases to own that percentage of our voting stock, our amended and restated certificate of incorporation requires that directors may only be removed for cause and only by the affirmative vote of not less than     % of votes entitled to be cast by the outstanding common stock.

Size of Board and Vacancies.  Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office, or by the stockholders if such vacancy was caused by the action of stockholders (in which event such vacancy may not be filled by the directors or a majority thereof).

Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation permits our stockholders to act by written consent without a meeting as long as MRV owns shares representing at least     % of the votes entitled to be cast by the outstanding common stock. Once MRV ceases to own that percentage of our voting stock, our amended and restated certificate of incorporation eliminates the right of our stockholders to act by written consent.

Amendments to Our Amended and Restated Bylaws.  Our amended and restated certificate of incorporation and amended and restated bylaws provide that the provisions of our amended and restated bylaws relating to the calling of meetings of stockholders, notice of meetings of stockholders, stockholder action by written consent, advance notice of stockholder business or director nominations, the authorized number of directors, the classified board structure, the filling of director vacancies or the removal of directors (and any provision relating to the amendment of any of these provisions) may only be amended by the vote of a majority of our entire board of directors or by the vote of holders of at least 80% of the outstanding shares of our voting stock.

Amendment of Certain Amended and Restated Certificate of Incorporation Provisions.  The amendment of any of the above provisions in our amended and restated certificate of incorporation requires approval by holders of shares representing at least 80% of the votes entitled to be cast by our outstanding common stock.

Stockholder Meetings.  Under our amended and restated bylaws, only our board of directors may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-Takeover Law.  Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us until MRV owns less than 15% of our outstanding common stock.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting.  Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock.  The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

The Rights Agreement

Our board of directors will adopt a rights agreement prior to completion of this offering. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our Class A common stock and Class B common stock (Class A Rights and Class B Rights). Our rights being issued are subject to the terms of our rights agreement.

Our board of directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires     % or more of all of our outstanding Class A common stock,     % or more of our outstanding Class B common stock, or any combination of our Class A and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors without the approval of our board of directors.

We provide the following summary description below. Please note, however, that this description is only a summary, is not complete, and should be read together with our entire rights agreement, which will be publicly filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

The Rights.  Our board of directors authorized the issuance of one Class A Right for each share of our Class A common stock and one Class B Right for each share of our Class B common stock outstanding on          . Our rights initially trade with, and are inseparable from, our common stock. Our Class A Rights and Class B Rights are evidenced only by certificates that represent shares of our Class A or Class B common stock. New rights will accompany any new shares of common stock we issue after           until the date on which the rights are distributed as described below.

Exercise Price.  Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our Series A junior participating preferred stock for $      , once the rights become exercisable. Prior to exercise, our right does not give its holder any dividend, voting or liquidation rights.

Exercisability.  Our rights will not be exercisable until:

•	ten days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of % or more of our outstanding Class A or % or more of all of our outstanding Class B common stock, or any combination of our Class A common stock and Class B common stock representing 15% or more of the votes of all shares entitled to vote in the election of directors or, if earlier; or

•	ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

In light of MRV’s substantial ownership position, our rights agreement contains provisions excluding MRV from the operation of the adverse terms of our rights agreement until the first time MRV ceases to beneficially own at least 15% of our outstanding common stock.

Until the date our rights become exercisable, our common stock certificates also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person are void and may not be exercised.

     Consequences of a Person or Group Becoming an Acquiring Person

Flip In.  If a person or group becomes an acquiring person, all holders of our Class A Rights except the acquiring person may, for $     , purchase shares of our Class A common stock with a market value of $     , based on the market price of our Class A common stock prior to such acquisition, and all holders of our Class B Rights except the acquiring person may, for $     , purchase shares of our Class B common stock with a market value of $     , based on the market price of our Class B common stock prior to such acquisition.

Flip Over.  If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for $     , purchase shares of the acquiring corporation with a market value of $     , based on the market price of the acquiring corporation’s stock prior to such merger.

Our Preferred Share Provisions.  Each one one-hundredth of a share of our preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of our common stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of our common stock, whichever is greater;

•	will have the same voting power as one share of our Class A common stock or Class B common stock, as applicable; and

•	if shares of our Class A common stock or Class B common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our Class A common stock or Class B common stock, as applicable.

The value of one one-hundredth interest in a share of our preferred stock purchasable upon exercise of each right should approximate the value of one share of our Class A common stock and Class B common stock.

Expiration.  Our rights will expire on          , 2018.

Redemption.  Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange.  After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions.  Our board of directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

Amendments.  The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be                                                 .

Listing

We expect the shares of our Class A common stock to be approved for listing on the NASDAQ Global Market under the symbol “SRSE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. The sale of a substantial amount of our common stock in the public market after this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, the sale of a substantial amount of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have           shares of common stock outstanding, which includes the           shares of Class A common stock sold by us in this offering and           shares of Class B common stock outstanding.

Of those shares, all shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of our Class B common stock held by MRV are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701, such as shares of Class A common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Equity Incentive Awards

Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register approximately           shares of Class A common stock issuable under our stock plans. Shares issued upon the exercise of stock options or other equity incentive awards after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

Notwithstanding the foregoing, our company, our directors and officers and MRV have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Cowen and Company, LLC and Credit Suisse Securities (USA) LLC.

Registration Rights

Under the terms of a registration rights agreement between MRV and us to be entered into prior to completion of this offering, after the consummation of this offering and the expiration of the lock-up period described above, MRV will be entitled to certain rights with respect to the registration under the Securities Act of its shares of our Class B common stock, any shares of our Class A common stock it may acquire after this offering and shares of our Class A common stock underlying options that we grant to MRV employees, directors and consultants concurrently with a distribution of our Class B common stock, if any such distribution occurs. For information concerning these registration rights, see “Arrangements Between Source Photonics and MRV — Employee Matters Agreement — Treatment of MRV Options.”

We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to MRV’s shares when MRV may sell those shares under Rule 144(k) of the Securities Act.

Potential Distribution

MRV has advised us that it is considering distributing its remaining ownership interest in us to common stockholders of MRV. If MRV decides to complete such a distribution, MRV expects the distribution to take the form of a spin-off by means of a special dividend to MRV common stockholders of all of our common stock owned by MRV. Completion of such a distribution would be contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of MRV’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes and lapse or waiver of the 180 day lock-up period described above. No decisions have been made regarding a possible distribution and such a distribution thus may not occur. For a discussion of the conditions to the potential distribution, see “Arrangements Between Source Photonics and MRV— The Potential Distribution.” If MRV decides to complete the potential distribution, shares of our Class B common stock distributed to MRV common stockholders in the distribution generally would be freely transferable, except for shares of our common stock received by persons who could be deemed to be our affiliates.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our Class A common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our Class A common stock.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership that holds shares of our common stock should consult their tax advisors.

Distributions

Distributions of cash or property paid in respect of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits. Generally, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate of the gross amount (or a reduced rate prescribed by an applicable income tax treaty). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter will be treated as a capital gain. Dividends effectively connected with a U.S. trade or business of a non-U.S. holder, and, if a treaty applies, attributable to a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate if specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. Under applicable Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

Gain on Sale or Other Disposition of Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met; or

•	we are or have been a U.S. real property holding corporation (a USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

We believe that we have never been and currently are not a USRPHC, and we do not anticipate becoming a USRPHC. If we were or were to become a USRPHC at any time during the applicable period, generally gains realized upon a disposition of shares of our Class A common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). We believe that our Class A common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the NASDAQ Stock Market.

U.S. Federal Estate Tax

Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A U.S. backup withholding tax is imposed at the rate of 28% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Such payments could include dividends and certain payment of proceeds from the disposition of our common stock.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our Class A common stock should consult his, her or its own tax adviser with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the Class A common stock being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of our Class A common stock set forth opposite its name below. Cowen and Company, LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriter	Number of Shares

Cowen and Company, LLC
Credit Suisse Securities (USA) LLC
Needham & Company, LLC
Merriman Curhan Ford & Co.

Total

The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and, to the extent of their receipt of proceeds of this offering from us, MRV have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option to Purchase Additional Shares.  We have granted to the underwriters an option to purchase up to           additional shares of Class A common stock at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of Class A common stock offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions.  The following table shows the public offering price, underwriting discount and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $      and are payable by us.

Total
		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to Source Photonics

The underwriters propose to offer the shares of Class A common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the shares of Class A common stock to securities dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

Discretionary Accounts.  The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Market Information.  Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, the factors to be considered in these negotiations will include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial information;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenue;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

We have applied to list our Class A common stock on the NASDAQ Global Market under the symbol “SRSE.”

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares of Class A common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

•	Overallotment transactions involve sales by the underwriters of shares of Class A common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of Class A common stock in the open market after the distribution of the Class A common stock in this offering has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A common stock. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our Class A common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of Class A common stock and extending through the completion of the distribution of the Class A common stock in this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements.  Pursuant to certain “lock-up” agreements, we and our executive officers, directors and MRV, have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A or Class B common stock or securities convertible into or exchangeable or exercisable for any Class A or Class B common stock without the prior written consent of Cowen and Company, LLC and Credit Suisse Securities (USA) LLC for a period of 180 days after the date of the pricing of the offering. The 180-day restricted period will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

This lock-up provision applies to our Class A and Class B common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A or Class B common stock. It also applies to Class A or Class B common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue common stock or options pursuant to employee benefit plans, (b) issue common stock upon exercise of outstanding options or warrants; (c) issue securities in connection with acquisitions or similar transactions, or (d) file registration statements on Form S-8. The exceptions permit parties to the “lock-up” agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our stock, (b) participate in transfers or exchanges involving Class A or Class B common stock or securities convertible into Class A or Class B common stock or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

Electronic Offer, Sale and Distribution of Shares of Class A Common Stock In This Offering.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions of the Class A common stock in this offering will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships.  Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates (including MRV) for which they have received, and may in the future receive, customary fees.

LEGAL MATTERS

The validity of the Class A common stock offered by this prospectus will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The combined financial statements of Source Photonics, Inc. and Fiberxon, Inc. for the fiscal years ended December 31, 2004, 2005 and 2006, appearing in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Fiberxon, Inc. for the fiscal years ended December 31, 2004, 2005 and 2006, appearing in this prospectus and elsewhere in the registration statement have been audited by BDO Shenzhen Dahua Tiancheng CPA, independent registered public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our Class A common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC, including the registration statement of which this prospectus is a part, at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

Combined Financial Statements of Source Photonics, Inc. and Fiberxon, Inc.:
Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the years ended December 31, 2004, 2005 and 2006 (audited) and for the nine months ended September 30, 2006 and 2007 (unaudited)	F-3
Combined Balance Sheets at December 31, 2005 and 2006 (audited) and at September 30, 2007 (unaudited)	F-4
Combined Statements of Stockholder’s Equity and Comprehensive Income (Loss) for the years ended December 31, 2004, 2005 and 2006 (audited) and for the nine months ended September 30, 2007 (unaudited)	F-5
Combined Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 (audited) and for the nine months ended September 30, 2006 and 2007 (unaudited)	F-6
Notes to Combined Financial Statements	F-8

Financial Statements of Fiberxon, Inc.:
Report of BDO Shenzhen Dahua, Independent Registered Public Accounting Firm	F-35
Consolidated Balance Sheets at December 31, 2005 and 2006 (audited) and at June 30, 2007 (unaudited)	F-36
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2004, 2005 and 2006 (audited) and for the six months ended June 30, 2006 and 2007 (unaudited)	F-37
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004, 2005 and 2006 (audited) and for the six months ended June 30, 2007 (unaudited)	F-38
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 (audited) and for the six months ended June 30, 2006 and 2007 (unaudited)	F-39
Notes to Consolidated Financial Statements	F-40

Pro forma financial information:
Unaudited Pro Forma Condensed Combined Financial Information	F-59
Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2007	F-60
Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2006	F-61
Notes to Unaudited Pro Forma Condensed Combined Financial Information	F-63

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Source Photonics, Inc. and Fiberxon, Inc.

We have audited the accompanying combined balance sheets of Source Photonics, Inc. and Fiberxon, Inc. (both wholly-owned subsidiaries of MRV Communications, Inc.) as of December 31, 2005 and 2006, and the related combined statements of operations, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Source Photonics, Inc. and Fiberxon, Inc. as of December 31, 2005 and 2006, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 12 to the combined financial statements, Source Photonics, Inc. and Fiberxon, Inc. changed its method of accounting for Share-Based Payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006.

/s/ ERNST & YOUNG LLP

Woodland Hills, California
December 18, 2007

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

COMBINED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands, except per share data)

Revenue	$45,534	$49,407	$92,183	$66,440	$92,958
Cost of goods sold	39,136	44,222	74,959	53,254	74,150

Gross profit	6,398	5,185	17,224	13,186	18,808
Operating costs and expenses:
Product development and engineering	6,796	6,684	8,031	6,094	7,616
Selling, general and administrative	8,777	7,560	9,981	7,248	10,366
Amortization of intangibles	—	—	—	—	806

Total operating costs and expenses	15,573	14,244	18,012	13,342	18,788

Operating income (loss)	(9,175)	(9,059)	(788)	(156)	20
Interest expense	(17)	(42)	(25)	(19)	(221)
Other income (expense), net	337	512	401	(136)	(369)

Loss before income taxes	(8,855)	(8,589)	(412)	(311)	(570)
Provision (benefit) for income taxes	—	—	(1,619)	—	782

Net income (loss)	$(8,855)	$(8,589)	$1,207	$(311)	$(1,352)

Net income (loss) per share:
Basic and diluted	$(8,855)	$(8,589)	$1,207	$(311)	$(1,352)
Weighted average number of shares:
Basic and diluted	1	1	1	1	1

The accompanying notes are an integral part of these financial statements.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

COMBINED BALANCE SHEETS

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands, except per share data)

Assets
Current assets:
Cash and cash equivalents	$1,625	$1,977	$6,609
Time deposits	364	368	7,439
Accounts receivable, net	7,133	14,577	35,654
Inventories	12,872	20,235	40,641
Deferred income taxes	—	276	276
Other current assets	934	1,617	6,224

Total current assets	22,928	39,050	96,843
Goodwill	—	—	99,611
Property and equipment, net	6,450	6,080	14,795
Intangibles	71	76	13,173
Investments	2,510	2,510	2,510
Deferred income taxes	—	1,343	1,343
Other assets	478	637	631

	$32,437	$49,696	$228,906

Liabilities and Stockholder’s Equity
Current liabilities:
Current portion of long-term debt	$117	$126	$120
Accounts payable	7,082	9,187	24,337
Taxes payable	—	—	5,522
Accrued payroll	2,610	2,137	3,746
Product warranty	1,166	1,011	972
Other accrued liabilities	852	1,054	5,691
Deferred revenue	2,925	2,925	—
Short-term loans	—	—	9,739
Current portion of deferred tax liabilities	—	—	1,124

Total current liabilities	14,752	16,440	51,251
Long-term debt	211	88	—
Long-term portion of deferred tax liabilities	—	—	3,617
Other long-term liabilities	543	548	547
Commitments and contingencies
Stockholder’s equity:
Common stock, $0.001 par value:
Authorized — 10,000 shares
Issued and outstanding — 1,000 shares	—	—	—
Parent Company invested equity	526,408	540,810	682,945
Accumulated deficit	(505,028)	(503,821)	(505,173)
Accumulated other comprehensive loss	(4,449)	(4,369)	(4,281)

Total stockholder’s equity	16,931	32,620	173,491

	$32,437	$49,696	$228,906

The accompanying notes are an integral part of these financial statements.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

COMBINED STATEMENTS OF STOCKHOLDER’S EQUITY AND
COMPREHENSIVE INCOME (LOSS)

			Parent
			Company	Deferred
	Common Stock		Invested	Stock	Accumulated	Comprehensive
	Shares	Amount	Equity	Compensation	Deficit	Income (Loss)	Total
	(in thousands, except share data)

Balance, Jan. 1, 2004	1,000	$—	$515,697	$(47)	$(487,584)	$(4,349)	$23,717
Net contributions from Parent Company	—	—	7,554	—	—	—	7,554
Forfeited stock options	—	—	(12)	—	—	—	(12)
Amortization of deferred stock expense	—	—	—	47	—	—	47
Comprehensive loss:
Net loss	—	—	—	—	(8,855)	—	(8,855)
Translation adjustment	—	—	—	—	—	601	601

Comprehensive loss							(8,254)

Balance, Dec. 31, 2004	1,000	—	523,239	—	(496,439)	(3,748)	23,052
Net contributions from Parent Company	—	—	3,169	—	—	—	3,169
Comprehensive loss:
Net loss	—	—	—	—	(8,589)	—	(8,589)
Translation adjustment	—	—	—	—	—	(701)	(701)

Comprehensive loss							(9,290)

Balance, Dec. 31, 2005	1,000	—	526,408	—	(505,028)	(4,449)	16,931
Net contributions from Parent Company	—	—	13,469	—	—	—	13,469
Share-based compensation expense	—	—	933	—	—	—	933
Comprehensive income:
Net income	—	—	—	—	1,207	—	1,207
Translation adjustment	—	—	—	—	—	80	80

Comprehensive income							1,287

Balance, Dec. 31, 2006	1,000	—	540,810	—	(503,821)	(4,369)	32,620
Net contributions from Parent Company (unaudited)	—	—	6,271	—	—	—	6,271
Share-based compensation expense (unaudited)	—	—	943	—	—	—	943
Fiberxon contribution (unaudited)	—	—	134,921	—	—	—	134,921
Comprehensive loss:
Net income (unaudited)	—	—	—	—	(1,352)	—	(1,352)
Translation adjustment (unaudited)	—	—	—	—	—	88	88

Comprehensive loss (unaudited)							(1,264)

Balance, Sep. 30, 2007 (unaudited)	1,000	$—	$682,945	$—	$(505,173)	$(4,281)	$173,491

The accompanying notes are an integral part of these financial statements.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

COMBINED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Cash flows from operating activities:
Net income (loss)	$(8,855)	$(8,589)	$1,207	$(311)	$(1,352)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,580	4,425	3,070	2,268	3,036
Share-based compensation expense	35	—	933	670	943
Provision for doubtful accounts	9	(240)	224	75	236
Deferred income taxes	—	—	(1,619)	—	—
Impairment of long-lived assets	217	—	—	—	—
Gain on disposition of subsidiary	(275)	—	—	—	—
Gain on disposition of property and equipment	—	—	(434)	(48)	—
Changes in operating assets and liabilities:
Time deposits	491	612	—	—	(4,770)
Accounts receivable	(1,379)	123	(7,651)	(1,915)	(1,889)
Inventories	(3,036)	(1,273)	(7,289)	(13,424)	(2,500)
Other assets	151	(137)	(680)	(307)	2,361
Accounts payable	627	2,828	2,104	4,099	(4,447)
Accrued liabilities	(450)	650	(441)	134	(2,629)
Deferred revenue	—	—	—	—	—
Other current liabilities	(30)	—	—	—	(303)

Net cash used in operating activities	(6,915)	(1,601)	(10,576)	(8,759)	(11,314)
Cash flows from investing activities:
Purchases of property and equipment	(805)	(1,304)	(3,084)	(2,333)	(2,423)
Fiberxon cash acquired	—	—	—	—	—
Proceeds from sale of property and equipment	39	—	434	48	—
Proceeds from disposition of subsidiary	238	—	—	—	—

Net cash used in investing activities	(528)	(1,304)	(2,650)	(2,285)	(2,423)
Cash flows from financing activities:
Borrowings on short-term obligations	—	—	—	—	6,235
Borrowings on long-term obligations	—	365	—	—	—
Payments on short-term obligations	—	—	—	—	(310)
Payments on long-term obligations	—	(37)	(114)	(84)	(93)
Other long-term liabilities	120	50	—	402	—
Fiberxon cash contributed from Parent Company	—	—	—	—	5,558
Net cash contributions from Parent Company	7,554	3,169	13,469	10,382	6,271

Net cash provided by financing activities	7,674	3,547	13,355	10,700	17,661
Effect of exchange rate changes on cash and cash equivalents	(185)	(169)	223	126	708

Net increase (decrease) in cash and cash equivalents	46	473	352	(218)	4,632
Cash and cash equivalents, beginning of year	1,106	1,152	1,625	1,625	1,977

Cash and cash equivalents, end of year	$1,152	$1,625	$1,977	$1,407	$6,609

The accompanying notes are an integral part of these financial statements.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

COMBINED STATEMENTS OF CASH FLOWS — (Continued)

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Supplemental cash flow information:
Cash paid during the period for interest	$—	$32	$17	$13	$298

Cash paid during the period for taxes	$1	$—	$1	$—	$263

Non-cash transactions:
Contribution of Fiberxon subsidiary from MRV	$—	$—	$—	$—	$134,921

The following sets forth the changes in assets and liabilities resulting from the purchase price allocation in connection with the acquisition of Fiberxon (see Note 16), for which adjustment was made in the Combined Statements of Cash Flows:

Cash	$5,558
Time deposits	2,302
Accounts receivable	19,410
Inventories	17,896
Other current assets	7,053
Property and equipment	9,033
Goodwill	99,611
Intangible assets	13,900
Short-term debt obligations	(3,905)
Accounts payable	(19,486)
Accrued liabilities	(7,861)
Other liabilities	(8,590)

Total purchase price	$134,921

The accompanying notes are an integral part of these financial statements.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited)

1.	Description of Business and Basis of Presentation

Source Photonics, Inc., formerly known as Luminent, Inc., is a wholly-owned subsidiary of MRV Communications, Inc. (“MRV” or “Parent Company”) and Fiberxon, Inc., also a wholly-owned subsidiary of MRV, that was acquired by MRV on July 1, 2007 comprise the presented combined entities (“the Company”). The Company designs, manufactures and sells transceivers for optical communication networking equipment. The Company designs and manufactures optical transceivers for Passive Optical Network (“PON”), Datacom and Telecom network applications. The Company designs and manufactures the laser and receiver chips as well as the optical subassemblies required to build transceivers. The Company is a supplier of optical components for fiber-to-the-premise (“FTTP”) and fiber-to-the-home deployments, where the optical transceiver is a key component enabling high-bandwidth triple-play services for voice, video and high-speed Internet services. The Company’s Datacom and Telecom transceiver product line covers a wide range of applications for telecommunications networks and features products with wave division multiplexing (“WDM”) technology, including coarse WDM (“CWDM”) and dense WDM (“DWDM”) applications. WDM is a technology that combines data from different sources together on an optical fiber, with each signal carried at the same time on its own separate light wavelength. The Company’s pluggable DWDM components, including its 10Gb/s XFP transceivers, provide system manufacturers and carriers system-level advantages with respect to time-to-market, inventory management, flexibility and configurability in deployments.

The Company, as wholly-owned subsidiaries of MRV, has been dependent upon the Parent Company for funding of historical and future operations.

2.	Summary of Significant Accounting Policies

  Parent Company Invested Equity

The Parent Company Invested Equity represents the book value of net assets transferred to the Company from the Parent Company. No related-party interest income or expense has been allocated to, or included in; the accompanying financial statements (see Note 3 for additional information regarding transactions with MRV).

  Principles of Combination

The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. Fiberxon, Inc. financial statements are included in the Company’s financial statements from the date of acquisition (July 1, 2007) through September 30, 2007 (as part of the nine month period ended September 30, 2007) and are unaudited. The Company consolidates the financial results of related enterprises when it has effective control, voting control or has provided the entity’s working capital. When others invest in these enterprises or the Company divests its interest in these enterprises thereby reducing its voting control below 50%, the Company discontinues consolidation and uses the cost or equity method of accounting for these investments, unless otherwise required.

  Unaudited Interim Financial Information

The accompanying unaudited combined financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared in accordance with U.S. generally accepted accounting principles. The unaudited combined financial statements as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared on the same basis as the combined financial

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 included herein, and in the opinion of management, reflect all adjustments, consisting only of normal and recurring accruals, considered necessary to present fairly the Company’s combined financial position as of September 30, 2007 and the combined results of its operations for the nine months periods ended September 30, 2007 and 2006. The combined results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or for any other period.

  Foreign Currency

Transactions originally denominated in other currencies are converted into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Increases or decreases in the resulting assets or liabilities, which are denominated in a foreign currency, are recorded as foreign currency gains and losses and are included in other income (expense) in determining net income (loss).

For foreign operations with the local currency as the functional currency, assets and liabilities are translated from the local currencies, primarily the Chinese Renminbi and Taiwanese dollar, into U.S. dollars at the exchange rate prevailing at the balance sheet date. Revenue, expenses and cash flows are translated at weighted average exchange rates for the period to approximate translation at the exchange rate prevailing at the dates those elements are recognized in the financial statements. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income (loss).

  Revenue Recognition

The Company generally recognizes product revenue, net of sales discounts, returns and allowances, when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Products are generally shipped “FOB shipping point” with no right of return. Sales of services and system support are deferred and recognized ratably over the contract period. Sales with contingencies, such as rights of return, rotation rights, conditional acceptance provisions and price protection, are rare and insignificant and are deferred until the contingencies have been satisfied or the contingent period has lapsed. The Company’s major revenue-generating products consist of: FTTP solutions, metro & access transceivers and discretes.

The Company generally warrants its products against defects in materials and workmanship for one to two year periods. The estimated cost of warranty obligations and sales returns and other allowances are recognized at the time of revenue recognition based on contract terms and prior claims experience.

  Cash, Cash Equivalents and Time Deposits

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash balances and investments in highly qualified financial institutions. At various times such amounts are in excess of insured limits. Time deposits of $364,000, $368,000 and $7.4 million as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively, are restricted by short-term obligations. The increase in time deposits was the result of a standby letter of credit the Company entered into in favor of a creditor of a subsidiary of Fiberxon. On March 28, 2007, the Company agreed to provide a standby letter of credit for USD $4 million in favor of CITIC Bank Shenzhen Branch (“CITIC”), and existing banking creditor of Fiberxon Technology (Shenzhen) Co., Ltd., China (“Fiberxon Shenzhen”), a wholly-owned subsidiary of Fiberxon. At the time, Fiberxon Shenzhen required new

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

banking facilities to maintain operational progress and, in contemplation of MRV’s planned acquisition of Fiberxon and the Company’s intended integration of Fiberxon, the Company agreed to provide the standby letter of credit to enable CITIC to extend further banking facilities to Fiberxon Shenzhen. In conjunction with the letter of credit, the Company executed an indemnification agreement with Fiberxon and Fiberxon Shenzhen, in which Fiberxon and Fiberxon Shenzhen agreed on a joint and several basis to indemnify the Company for any economic losses it suffers as a result of Fiberxon Shenzhen’s breach of its loan agreement with CITIC, including, but not limited to, any payments required to be made pursuant to the standby letter of credit, and any penalties, interest, bank charges, litigation or arbitration costs, or other legal costs related to enforcement of such indemnification obligations. The standby letter of credit issued, and the indemnification agreement became effective, on March 29, 2007. Although originally issued to be effective through October 1, 2007, the Company has extended the effective date of the letter of credit through April 1, 2008. However the indemnification agreement protections remain effective until all rights, obligations, responsibilities, representations and warranties contained in the indemnification agreement and the related loan agreement between Fiberxon Shenzhen and CITIC have been fulfilled or completed.

  Accounts Receivable and Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. If the Company becomes aware of a customer’s inability to meet its financial obligations after a sale has occurred, it records an allowance to reduce the net receivable to the amount it reasonably believes it will be able to collect from the customer. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and historical experience. If the financial conditions of the Company’s customers were to deteriorate or if economic conditions worsen, additional allowances may be required in the future.

For the periods presented, changes in the allowance for doubtful accounts consisted of the following:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Balance, beginning of period	$2,011	$1,866	$1,625	$1,625	$1,849
Fiberxon balance at acquisition	—	—	—	—	1,179
Provision for (recoveries of) doubtful accounts	9	(240)	224	75	(236)
Write-offs	(215)	(1)	—	—	(1,069)
Other	61	—	—	—	—

Balance, end of period	$1,866	$1,625	$1,849	$1,700	$1,723

  Inventories

Inventories are stated at the lower of cost or market and consist of material, labor and overhead. Cost is determined by the first in, first out method. Periodically, the Company evaluates the ending inventories for excess quantities or obsolescence. This evaluation includes analyses of sales levels and projections of future

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

demand. In order to state inventory at lower of cost or market, the Company maintains reserves against its inventory. If future demand or market conditions are less favorable than the Company’s projections, a write-down of inventory may be required, and would be reflected in cost of goods sold in the period the provision is made.

Inventories consisted of the following:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Raw materials	$4,911	$4,973	$17,151
Work-in process	6,663	13,710	10,534
Finished goods	1,298	1,552	12,956

Total	$12,872	$20,235	$40,641

  Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives or lease period of the related assets, ranging from two to twenty years as described below:

Useful Life

Building	5 to 20 years
Machinery and equipment	2 to 8 years
Furniture and fixtures	3 to 7 years
Computer hardware and software	3 to 5 years
Leasehold improvements	3 to 10 years

Maintenance and repairs are charged to expense as incurred and the costs of additions and betterments that increase the useful lives of the assets are capitalized. When property or equipment are disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense), net in the accompanying Statements of Operations.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

Property and equipment consisted of the following:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Property and equipment	$91	$95	$95
Machinery and equipment	29,841	30,707	34,982
Furniture and fixtures	365	324	549
Computer hardware and software	3,530	2,853	11,640
Leasehold improvements	760	524	2,087
Construction in progress	469	1,282	2,653

Total	35,056	35,785	52,006
Less — accumulated depreciation and amortization	(28,606)	(29,705)	(37,211)

Property and equipment, net	$6,450	$6,080	$14,795

  Goodwill and Other Intangibles

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002. In accordance with SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized, but instead are measured for impairment at least annually, or when events indicate that impairment exists. The following table summarizes the Company’s goodwill balances:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Beginning balance	$—	$—	$—
Fiberxon opening contribution	—	—	99,611

Total	$—	$—	$99,611

Intangible assets that are determined to have definite lives are amortized over their estimated useful lives, ranging from 6 months to 10 years as described below:

Useful Life

Backlog	6 months
Technology	5.5 years
Customer relationships	10 years

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

Intangible assets consisted of the following:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Backlog	$—	$—	$600

Accumulated amortization	—	—	(300)

Backlog net of amortization	—	—	300

Technology	—	—	8,500

Accumulated amortization	—	—	(386)

Technology net of amortization	—	—	8,114

Customer relationships	—	—	4,800

Accumulated amortization	—	—	(120)

Customer relationships net of amortization	—	—	4,680

Other	71	76	79

Total	$71	$76	$13,173

Amortization expense for the nine months ended September 30, 2007, was $806,000. The estimated aggregate amortization expense for each of the five succeeding fiscal years is (in thousands):

2008	$2,434
2009	2,257
2010	2,079
2011	1,901
2012	1,901

Goodwill and intangible assets with indefinite lives are measured for impairment at least annually, or when events indicate that impairment may exist. Intangible assets that are determined to have definite lives are amortized over their useful lives.

  Investments

The Company accounts for its investments in unconsolidated entities (see Note 2, Principles of Consolidation) under the provisions of Accounting Principles Board Opinions (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock,” and related interpretations. Unconsolidated investments, for which the Company does not have the ability to exercise significant influence over operating and financial policies, are accounted for under the cost method. In general, all investments in which the Company owns less than 20% of the voting stock are accounted for under the cost method. Cost method investments totaled $2.5 million as of December 31, 2005, 2006 and September 30, 2007.

Under the cost and equity method, a loss in value of an investment, which is deemed to be other than a temporary decline, is recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

an earnings capacity, which would justify the carrying amount of the investment. No such impairment losses on investments were recognized during the years ended December 31, 2005, 2006 and September 30, 2007.

  Impairment of Long-Lived Assets

The Company evaluates its long-term tangible assets, such as property and equipment and other long-term assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. The Company considers events or changes such as product discontinuance, plant closures, product dispositions and history of operating losses or other changes in circumstances to indicate that the carrying amount may not be recoverable. The carrying value of an asset is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value. Fair market value is determined based on quoted market prices in active markets or using other valuation techniques, such as the present value of the anticipated cash flows discounted at a risk-free interest rate. The Company recognized impairment losses of $217,000 for the year ended December 31, 2004, relating to machinery and equipment that remained idle due to production levels during those periods, which was included in cost of goods sold. There were no impairment losses on tangible assets recorded for the years ended December 31, 2005, 2006 and September 30, 2007 (unaudited).

  Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, time deposits, short-term and long-term marketable securities, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair market value due to the short-term nature of those instruments.

  Cost of Goods Sold

Cost of goods sold includes material, depreciation on fixed assets used in the manufacturing process, shipping costs, direct labor and overhead.

  Product Development and Engineering

Product development and engineering costs are charged to expense as incurred.

  Sales and Marketing

Sales and marketing costs, which include advertising costs, are charged to expense as incurred. For the years ended December 31, 2004, 2005 and 2006, advertising and tradeshow costs were $262,000, $200,000 and $103,000, respectively. For the nine months ended September 30, 2006 and 2007 (unaudited), advertising and tradeshow costs were $97,000 and $185,000, respectively.

  Income Taxes

Deferred income tax assets and liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the statutory marginal income tax rate in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred income tax assets to the amount that will more likely than not be realized. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” on January 1, 2007. FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

There was no effect of adopting FIN 48 on net deferred income tax assets, liabilities or the balance of accumulated deficit. Upon adoption, there was no liability for income taxes associated with uncertain tax positions at January 1, 2007. Interest and penalties related to income tax liabilities will be included in the income tax provision. There was no accrued interest or penalties relating to income tax liabilities as of January 1, 2007.

  Net Income (Loss) Per Share

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period. There were no dilutive common shares outstanding for the years ended December 31, 2004, 2005 and 2006. There were no dilutive common shares outstanding for the nine months ended September 30, 2006 and 2007.

  Share-Based Compensation

The Company’s share-based compensation relates entirely to options in its Parent Company’s stock, MRV, granted to employees of the Company. As discussed in Note 12, “Share-Based Compensation,” the fair value of stock options and warrants are determined using the Black-Scholes valuation model. The assumptions used in calculating the fair value of share-based payment awards represent the Parent Company’s best estimates. Those estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, estimates of forfeitures and related income tax impacts. See Note 12 for a further discussion on stock-based compensation and assumptions used.

  Recently Issued Accounting Standards

In November 2005, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The pronouncement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years after November 23, 2005. The adoption of this pronouncement on January 1, 2006, did not have a material effect on the Company’s financial condition, its results of operations or liquidity.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

years beginning after December 15, 2005. The adoption of this pronouncement on January 1, 2006, did not have a material effect on the Company’s financial condition, its results of operations or liquidity.

In December 2004, the FASB issued SFAS No. 123(R), which requires the measurement and recognition of compensation expense based on estimated fair value for all share-based payment awards including stock options, employee stock purchases under employee stock purchase plans, non-vested share awards (restricted stock) and stock appreciation rights. SFAS No. 123(R) supersedes our previous accounting under APB No. 25. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, which provides the Staff’s views regarding implementation issues related to SFAS No. 123(R).

The Company adopted the provisions of SFAS No. 123(R) using the modified prospective transition method beginning January 1, 2006. In accordance with that transition method, the Company has not restated prior periods for the effect of compensation expense calculated under SFAS No. 123(R). The Company has selected the Black-Scholes option-pricing model as an appropriate method for determining the estimated fair value of all the Company’s awards as required by SFAS No. 123(R). Compensation expense for all share-based equity awards are being recognized on a straight-line basis over the vesting period of the award. The adoption of SFAS No. 123(R) also requires additional accounting related to income taxes and earnings per share as well as additional disclosure related to the cash flow effects resulting from share-based compensation. The adoption of SFAS No. 123(R) had a material impact on the Company’s consolidated financial statements for the year ended December 31, 2006, and is expected to continue to materially impact the Company’s financial statements in the foreseeable future. See Note 12, “Share-Based Compensation” for more information on the impact of the new standard.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”). FSP FAS 123(R)-3 provides a practical exception when a company transitions to the accounting requirements in SFAS No. 123(R). SFAS No. 123(R) requires a company to calculate the pool of excess income tax benefits available to absorb income tax deficiencies recognized subsequent to adopting SFAS No. 123(R) (termed the APIC Pool), assuming the company had been following the recognition provisions prescribed by SFAS No. 123. The Company has elected to use the guidance in FSP FAS 123(R)-3 to calculate its APIC Pool. FSP FAS 123(R)-3 was effective immediately. The adoption of the FSP did not have a material effect on the Company’s financial condition, its results of operations or liquidity.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for financial statement disclosure of income tax positions taken or expected to be taken on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 did not have an effect on net deferred income tax assets, liabilities or the balance of accumulated deficit. Upon adoption, there was no liability for income taxes associated with uncertain tax positions at January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for consistently measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning January 1, 2008, and the provisions of SFAS No. 157 will be applied prospectively as of that date. The Company is currently

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

evaluating whether the adoption of this statement will have a material effect on its financial condition, its results of operations or liquidity.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (“SAB”) No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The adoption of this pronouncement as of December 31, 2006, did not have a material effect on the Company’s financial condition, its results of operations or liquidity.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements”. The Company is currently evaluating whether the adoption of this statement will have a material effect on its financial condition, its results of operations or liquidity.

  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	Transactions with MRV Communications, Inc.

The Company’s sales of products to MRV and its affiliates were $1.9 million, $3.5 million and $5.0 million for the years ended December 31, 2004, 2005 and 2006, respectively. The Company’s sales of products to MRV and its affiliates were $3.7 million and $3.1 million for the nine months ended September 30, 2006 and 2007, respectively (unaudited).

The Company’s costs and expenses include allocations from MRV for centralized legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other MRV corporate and infrastructure costs. These allocations have been determined on bases that MRV and the Company considered to be a reasonable reflection of the utilization of services provided for the benefit received by the Company. The allocation methods are based on relative revenue, headcount or square footage. These allocations totaled $332,000, $949,000, and $679,000 for the years ended December 31, 2004, 2005,

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

and 2006, respectively. These allocations totaled $549,000 and $504,000 for the nine months ended September 30, 2006 and 2007, respectively.

At September 30, 2007, the Company owed MRV for various advances made on its behalf, including the cash it paid in connection with the acquisition of Fiberxon and advances made to the Company to cover its operating expenses. The Company is in the process of negotiating with MRV regarding how much of these advances are to be repaid by the company and when. The Company plans to repay MRV for at least a portion of the amounts it has advanced to the Company that are ultimately deemed repayable from the proceeds from the intended public offering of shares.

4.	Restructuring Costs

During the second quarter of 2001, the Company’s management approved and implemented a restructuring plan in order to adjust operations and administration as a result of the dramatic slowdown in the communications equipment industry generally and the optical components sector in particular. Major actions primarily involved the reduction of workforce totaling $1.3 million, the abandonment of certain assets, including closed and abandoned facilities, amounting to $12.8 million and the cancellation and termination of purchase commitments totaling $6.2 million. As of December 31, 2006, the Company has a remaining obligation totaling $168,000 for its fulfillment of a lease obligation on an abandoned facility that it expects to pay through cash on-hand through August 2007. As of September 30, 2007 (unaudited), the Company had no remaining obligation for its fulfillment of a lease obligation.

For the periods presented, changes in accrued restructuring costs consisted of the following:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Balance, beginning of period	$1,570	$607	$402	$402	$168
Payments on lease obligation	(533)	(205)	(234)	(163)	(168)
Accrued purchase commitments utilized	(113)	—	—	—	—
Adjustments	(317)	—	—	—	—

Balance, end of period	$607	$402	$168	$239	$—

5.	Other Accrued Liabilities

Other accrued liabilities consisted of the following:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Professional fees	$—	$—	$2,068
Other	852	1,054	3,623

Total	$852	$1,054	$5,691

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

6.	Deferred Revenue

Sales with contingencies, such as rights of return, rotation rights, conditional acceptance provisions and price protection, are rare and are deferred until the contingencies have been satisfied or the contingent period has lapsed. As of December 31, 2005 and 2006, the Company had deferred revenue of $2.9 million relating to sales of products to one customer in periods prior to those periods presented herein, for which conditions for recognizing the revenue had not lapsed. The costs associated with the $2.9 million of deferred revenue at December 31, 2005 and 2006 were recognized in periods prior to those periods presented herein.

For the nine months ended September 30, 2007, revenue includes $2.9 million of revenue that was previously deferred from sales of products to one customer in periods prior to those periods presented herein. The Company evaluated the conditions that resulted in the deferral of such revenue, and for the nine months ended September 30, 2007, the Company determined that such conditions lapsed. Consequently, the Company recognized such revenue for the nine months ended September 30, 2007. The costs associated with the $2.9 million of revenue recognized during the nine months ended September 30, 2007 were recognized in periods prior to those periods presented herein. This amount is additionally classified as metro & access transceivers in the revenue by product line table and United States revenue in the revenue by geographical region table included in Note 13, Segment Reporting and Geographical Information.

7.	Income Taxes

The provision (benefit) for income taxes is as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Current
Federal	$—	$—	$—	$—	$—
State	—	—	—	—	—
Foreign	—	—	—	—	782

	—	—	—	—	782

Deferred
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	—	(1,619)	—	—

	—	—	(1,619)	—	—

Total	$—	$—	$(1,619)	$—	$782

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The income tax provision differs from the amount computed by applying the federal statutory income tax rate to income before income taxes as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Income tax provision (benefit), at statutory federal rate	(34)%	(34)%	(34)%	(34)%	(34)%
State and local income taxes, net of federal income taxes effect	(2)	(3)	(3)	(3)	—
Credits	(5)	(6)	(101)	(6)	(112)
Permanent differences	—	—	135	—	—
Foreign income taxes at rates different than domestic rates, including profitable subsidiaries subject to foreign taxes	1	(1)	(79)	(1)	283
Change in valuation allowance	40	44	(310)	44	—

Total	—%	—%	(392)%	—%	137%

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The components of deferred income taxes are as follows:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Allowance for doubtful accounts	$583	$620	$620
Inventory reserve	4,786	4,320	4,320
Accrued liabilities	936	817	817
Intangibles	—	—	(1,124)
Other	1,955	1,934	1,934

	8,260	7,691	6,567
Valuation allowance	(8,260)	(7,415)	(7,415)

Net short-term deferred income tax assets (liabilities)	—	276	(848)
Net operating losses	13,200	21,385	21,385
Tax credits	2,077	1,787	1,787
Depreciation and amortization	1,028	724	724
Investments	219	219	219
Capital loss carryforwards	72,917	72,917	72,917
Intangibles	—	—	(3,617)
Other	(180)	(7)	(7)

	89,261	97,025	93,408
Valuation allowance	(89,261)	(95,682)	(95,682)

Net long-term deferred income tax assets (liabilities)	—	1,343	(2,274)

Total	$—	$1,619	$(3,122)

The Company records valuation allowances against its deferred income tax assets, when necessary, in accordance with SFAS No. 109, “Accounting for Income Taxes.” Realization of deferred income tax assets (such as net operating loss carryforwards and income tax credits) is dependent on future taxable earnings and is therefore uncertain. At least quarterly, the Company assesses the likelihood that its deferred income tax asset balance will be recovered from future taxable income. To the extent management believes that recovery is unlikely, the Company establishes a valuation allowance against its deferred income tax asset, which increases its income tax expense in the period such determination is made. During 2006, the Company recorded an additional valuation allowance totaling $5.6 million, against additional deferred income tax assets, principally domestic net operating losses and unrealized income tax credits due to a history of domestic net losses. During 2006, the Company reduced the valuation allowance relating to $1.6 million of deferred income tax assets of a foreign subsidiary that previously had a full valuation allowance recorded against those deferred income tax assets, since the foreign subsidiary’s recent income and expected future taxable income had caused management to conclude that the subsidiary’s deferred income tax assets will be realized. Although realization is not assured, management believes it is more likely than not that the net deferred income tax assets, which relate primarily to profitable foreign subsidiaries, will be realized.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

As of December 31, 2006, the Company had federal and state net operating loss carryforwards available of $57.3 million and $54.8 million, respectively. For the year ended December 31, 2006, the Company’s federal and state net operating loss carryforwards increased by $7.8 million and $7.9 million, respectively. For federal and state income tax purposes, the net operating losses are available to offset future taxable income through 2026 and 2016, respectively. As of December 31, 2006, the Company had federal and state income tax credits of $1.4 million and $1.6 million, respectively. If not utilized, the federal and state income tax credits will begin to expire in 2019 and 2008, respectively. Capital loss carryforwards totaling $214.5 million as of December 31, 2006 will expire in 2007.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs, capital loss carryforwards, built-in losses and pre-change tax credits to offset its post-change income may be limited. An ownership change is generally defined as a greater than 50% change in its equity ownership by value over a three-year period. Additionally, the Company is expected to inherit, to a significant degree, the ownership change history of its parent, MRV, for purposes of determining its ownership change history. MRV has experienced ownership changes during the past 3-year period, and as a result, future ownership changes, depending on the nature and size, will likely result in limitations on the Company’s ability to use any NOLs and capital loss carryforwards. The Company continues to update its analysis to determine if an ownership change may occur.

In the event actual cash needs of the Company’s U.S. entities exceeds its current expectations or the actual cash needs of its foreign entities are less than expected, the Company may need to repatriate foreign earnings that have been designated as indefinitely reinvested offshore. This would result in additional income tax expense being recorded.

8.	Long-Term Debt

Long-term debt consisted of the following as of December 31, 2005 and 2006:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

Secured notes payable to a financial institution bearing interest at 6%, payable in monthly installments of principal and interest through August 2008	$328	$214	$120
Less — current portion	(117)	(126)	(120)

Long-term portion	$211	$88	$—

The following summarizes the required principal payments on long-term debt as of September 30, 2007 (in thousands):

As of September 30:
2008	$120

Total	$120

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

9.	Commitments and Contingencies

  Lease Commitments

The Company leases all of its facilities and certain equipment under non-cancelable operating lease agreements expiring in various years through 2014. The aggregate minimum annual lease payments under leases in effect as of September 30, 2007 were as follows (in thousands):

As of September 30 (unaudited):
2008	$1,350
2009	605
2010	608
2011	626
2012	645
Thereafter	1,183

Total	$5,017

Annual rental expense under non-cancelable operating lease agreements for the years ended December 31, 2004, 2005 and 2006, was $1.8 million, $1.9 million and $1.8 million, respectively. Rental expense under non-cancelable operating lease agreements for the nine months ended September 30, 2006 and 2007 was $1.2 and $1.4 million, respectively (unaudited).

  Litigation

The Company has been named as a defendant in lawsuits involving matters that the Company considers routine to the nature of its business. Management is of the opinion that the ultimate resolution of all such matters will not have a material adverse effect on the accompanying financial statements, liquidity, or operations.

10.	Product Warranty and Indemnification

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The requirements of FIN 45 are applicable to the Company’s product warranty liability. As of December 31, 2005, 2006 and September 30, 2007 (unaudited), the Company’s product warranty liability recorded in accrued liabilities was $1.2 million, $1.0 million and $1.0 million, respectively. The following table summarizes the activity related to the product warranty liability during the periods presented:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Balance, beginning of period	$1,198	$1,034	$1,166	$1,166	$1,011
Fiberxon opening balance	—	—	—	—	80
Cost of warranty claims	(1,190)	(1,037)	(911)	(202)	(75)
Accrual for product warranties	1,026	1,169	756	(108)	(44)

Balance, end of period	$1,034	$1,166	$1,011	$856	$972

The Company accrues for warranty costs as part of its cost of goods sold based on associated material product costs, technical support labor costs and associated overhead. The products sold are generally covered by a warranty for periods of one to two years.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company’s bylaws contain similar indemnification obligations to the Company’s agents.

The Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. Over at least the last decade, the Company has not incurred any significant expense as a result of agreements of this type. Accordingly, the Company has not accrued any amounts for such indemnification obligations. However, there can be no assurances that the Company will not incur expense under these indemnification provisions in the future.

11.	Stockholder’s Equity

  Stock Options

The Company employees benefit from grants of options in its Parent Company’s stock, MRV. MRV has stock option and warrant plans that provide for granting options and warrants to purchase shares of MRV’s common stock to employees, directors and non-employees performing consulting or advisory services for MRV. The plans provide for the granting of options, which meet the Internal Revenue Code requirements for qualification as incentive stock options, as well as nonstatutory options and are at the discretion of the board of directors. Under these plans, stock options and warrant exercise prices generally equal the fair market value of MRV’s common stock at the date of grant. The options and warrants generally vest over three to five years with expiration dates ranging from six and ten years from the date of grant depending on the plan.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

12.	Share-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of Statements of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company’s employees including employee stock option awards based on estimated fair values. The Company previously applied the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related Interpretations and provided the required pro forma disclosures under SFAS No. 123, “Accounting for Stock-Based Compensation.” The Company’s share-based compensation relates entirely to options in its Parent Company’s stock, MRV, granted to employees of the Company.

Pro forma Information for Periods Prior to the Adoption of SFAS No. 123(R)

Prior to the adoption of SFAS No. 123(R), the Company provided the disclosures required under SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” For the year ended December 31, 2004, the Company recorded $35,000 of share-based compensation expense for the amortization of deferred stock compensation, net of forfeitures. No additional share-based compensation expense was reflected in the Company’s results of operations for the years ended December 31, 2004 and 2005 as all options were granted with an exercise price equal to or greater than the market value of the underlying MRV common stock on the date of grant. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.

The pro forma information for the years ended December 31, 2004 and 2005 was as follows:

	Years Ended December 31,
	2004	2005
	(in thousands, except
	per share data)

Net loss, as reported	$(8,855)	$(8,589)
Add: Share-based employee compensation expense (income) included in reported net loss	35	—
Deduct: Total SFAS No. 123 based compensation for all awards	(7,134)	(2,989)

Net loss, pro forma	$(15,954)	$(11,578)

Earnings per share:
Basic and diluted net loss per share — as reported	$(8,855)	$(8,589)
Basic and diluted net loss per share — pro forma	$(15,954)	$(11,578)

Impact of the Adoption of SFAS No. 123(R)

The Company adopted SFAS No. 123(R) using the modified prospective transition method beginning January 1, 2006. Accordingly, during the year ended December 31, 2006, the Company recorded share-based compensation expense for awards granted prior to but not yet vested as of January 1, 2006 as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes adjusted for estimated forfeitures. For these awards, the Company has continued to recognize compensation expense using the straight-line amortization method. For share-based awards granted on and after January 1, 2006, The Company has recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123(R). For these awards the Company has also recognized compensation expense using a straight-line amortization method. As SFAS No. 123(R) requires that share-based compensation

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

expense be based on awards that are ultimately expected to vest, estimated share-based compensation for the year ended December 31, 2006 has been reduced for estimated forfeitures. The impact on the Company’s results of operations of recording share-based compensation after the adoption of SFAS No. 123(R) was as follows:

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2006	2006	2007
		(unaudited)	(unaudited)
	(in thousands, except per share data)

Cost of goods sold	$202	$151	$195
Product development and engineering	291	213	256
Selling, general and administrative	440	306	492

Total share-based compensation expense	$933	$670	$943

Impact on:
Income (loss) before income taxes	$(933)	$(670)	$(943)
Net income (loss)	$(933)	$(670)	$(943)
Basic and diluted net income (loss) per share	$(933)	$(670)	$(943)

The amount of share-based compensation expense capitalized as part of inventory was insignificant for all periods presented. The weighted average grant date fair values of awards granted by MRV to employees of the Company, during the years ended December 31, 2004, 2005 and 2006 were $1.73, $1.43 and $1.73 per share, respectively. The total fair values of shares vested relating to MRV options granted to the Company employees during the years ended December 31, 2004, 2005 and 2006 was $5.3 million, $2.0 million and $876,000, respectively. For the year ended December 31, 2006, the windfall income tax benefit realized from exercised stock options and similar awards was immaterial. As of December 31, 2006, the total unrecorded deferred share-based compensation balance for unvested shares, net of expected forfeitures, relating to MRV options granted to the Company employees was $1.9 million which is expected to be amortized over a weighted-average period of 2.7 years.

There were 494,000 and 3,181,949 shares granted by MRV to employees of the Company during the nine months ended September 30, 2006 and 2007, respectively. The total fair values of shares vested relating to MRV options granted to the Company employees during the nine months ended September 30, 2006 and 2007 was $558,000 and $1.1 million, respectively. As of September 30, 2007, the total unrecorded deferred share-based compensation balance for unvested shares, net of expected forfeitures, relating to MRV options granted to the Company employees was $2.8 million which is expected to be amortized over a weighted-average period of 2.3 years.

On July 1, 2007, MRV acquired Fiberxon, Inc. Employee stock options in the stock option plan of Fiberxon, Inc. prior to the acquisition were converted into MRV options as of the acquisition date, resulting in the grant of 2,786,710 MRV stock options related to the acquisition, with a fair value of $7.6 million as of the date the terms of the acquisition were finalized. Of this amount, $6.0 million was allocated to the purchase accounting, and the remaining $1.6 million is expected to be amortized over a weighted-average period of 1.9 years.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

Valuation Assumptions

As of December 31, 2004, 2005, 2006 and nine months ended September 2006 and 2007, the fair value of share-based awards for employee stock option awards was estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for determining the fair value of options granted by MRV to employees of the Company:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Risk-free interest rate	3.3%	4.1%	4.7%	4.8%	4.91%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility	74.2%	65.9%	79.9%	81.0%	66.4%
Expected life	4.0 yrs	4.0 yrs	3.8 yrs	3.7 yrs	2.0 yrs

The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected life and the price volatility of the underlying stock. The Company has used historical volatility of MRV’s share price to derive the expected volatility assumption, since sufficient implied volatility data was not available and historical volatility is expected to approximate future volatility.

The following table summarizes equity share-based payment award activity of MRV options granted to employees of the Company as of September 30, 2007 (unaudited):

			Wtd. Avg.
			Remaining	Aggregate
		Wtd. Avg.	Contractual	Intrinsic
	Shares	Exercise Price	Term	Value
	(in thousands)		(in years)	(in thousands)

Outstanding, beginning of period	3,702	$4.00
Granted	3,131	1.72
Exercised	(602)	1.80
Cancelled and forfeited	(138)	2.64

Outstanding, end of period	6,093	$3.07	6.8	$3,276

Vested & Expected to Vest, end of period	5,899	3.08	6.8	3,261

Exercisable, end of period	3,953	$3.31	6.0	$2,991

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on the MRV closing stock price of $2.48 at September 30, 2007, which would have been received by award holders had all award holders exercised their awards that were in-the-money as of that date.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The following table summarizes certain stock option exercise activity for MRV options granted to employees of the Company during the periods presented:

				Nine Months
				Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Total intrinsic value of stock options exercised	$361	$56	$706	$502	$941
Cash received by MRV from stock options exercised	$192	$103	$638	$509	$1,085

13.	Segment Reporting and Geographical Information

The Company operates under one reportable segment: fiber optic components. Fiber optic components include fiber optic components, such as components for FTTP applications, fiber optic transceivers, discrete lasers and LEDs. These products are sold primarily to original-equipment manufacturers and through distributors.

Revenue by product line are as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

PON(1)	$21,345	$26,577	$58,701	$40,621	$55,066
D/T Transceivers(2)	24,189	22,830	33,482	25,819	37,892

Total	$45,534	$49,407	$92,183	$66,440	$92,958

(1)	PON solutions consist of components, modules, transceivers, and subsystems for applications in PON (Passive Optical Networks) applications for FTTP deployments.

(2)	D/T Transceivers solutions consist of Datacom/Telecom Transceiver product line includes components and transceivers for applications in metro, access, and enterprise networks, covering key industry standards such as SONET/SDH, Ethernet and Fibre Channel.

For the years ended December 31, 2004, 2005 and 2006, the Company had a customer, Tellabs, Inc., which, among other projects, supplies Verizon for its FiOS FTTP project, which accounted for 38%, 40% and 49% of revenue, respectively. For the years ended December 31, 2004, 2005 and 2006, the Company had no other single customer that accounted for 10% or more of revenue.

For the nine months ended September 30 2006 and 2007, the Company had a customer, Tellabs, Inc., which accounted for 47% and 32% of revenue, respectively. For the nine months ended September 30, 2007, the Company had one other customers, Alcatel-Lucent (formerly called Alcatel), which accounted for 16% of revenue, respectively. For the nine months ended September 30, 2006 and 2007, the Company had no other single customer that accounted for 10% or more of revenue.

As of December 31, 2005 and 2006, the Company had a customer that accounted for 45% and 57% of accounts receivable, respectively. As of December 31, 2005, the Company had a second customer that

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

accounted for 11% of accounts receivable. As of December 31, 2005 and 2006, no other single customer accounted for 10% or more of accounts receivable.

As of September 30, 2007, the Company had a customer that accounted for 18% of accounts receivable. As of September 30, 2007, no other single customer accounted for 10% or more of accounts receivable.

A summary of external revenue by geographical region is as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

United States	$30,201	$37,418	$77,311	$56,710	$63,271
Europe	6,237	4,593	4,983	4,120	12,876
Asia Pacific	9,096	7,391	9,887	5,569	16,805
Other regions	—	5	2	41	6

Total	$45,534	$49,407	$92,183	$66,440	$92,958

A summary of long-lived assets, consisting principally of net property and equipment, by geographical region is as follows:

	At December 31,		At September 30,
	2005	2006	2007
			(unaudited)
	(in thousands)

United States	$1,184	$2,792	$3,381
Asia Pacific	5,266	3,288	11,414

Total	$6,450	$6,080	$14,795

Income (loss) before provision for income taxes is as follows:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Domestic	$(7,816)	$(10,054)	$(5,637)	$(4,447)	$(5,823)
Foreign	(1,039)	1,465	5,225	4,136	5,253

Total	$(8,855)	$(8,589)	$(412)	$(311)	$(570)

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

14.	Other Income (Expense), Net

Other income (expense), net consisted of the following:

				Nine Months Ended
	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in thousands)

Interest income	$17	$15	$19	$9	$116
Gain (loss) on disposition of assets	275	—	434	48	—
Gain (loss) on foreign currency transactions	197	319	(45)	(231)	34
Other income (expense)	(152)	178	(7)	38	(519)

Total	$337	$512	$401	$(136)	$(369)

15.	Retirement Plan

Contributions made to the Parent Company-sponsored 401(k) retirement plan for the Company’s employees totaled $217,000, $213,000 and $226,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Contributions made to the company-sponsored 401(k) retirement plan for the Company’s employees totaled $160,000 and $156,000 for the nine months ended September 30, 2006 and 2007, respectively.

16.	Fiberxon Acquisition (Unaudited)

On July 1, 2007, MRV acquired Fiberxon, Inc. (“Fiberxon”), a privately-held Delaware corporation. Fiberxon develops and manufactures modular optical link interfaces for telecommunication systems and networks, with principal manufacturing operations in China. We believe that the acquisition of Fiberxon adds an established, vertically integrated manufacturing, sales and distribution model in China and strengthens MRV’s optical component groups positioning in Asia-Pacific, Europe and North America. On January 26, 2007, MRV entered into an Agreement and Plan of Merger under which MRV agreed to acquire the capital stock of Fiberxon, which it intends to contribute to Source Photonics, Inc. (formerly known as Luminent, Inc.), a wholly-owned subsidiary of MRV, or otherwise combine Fiberxon’s business with that of Source Photonics. In exchange for the outstanding capital stock of Fiberxon, MRV agreed in the original acquisition agreement with Fiberxon to pay Fiberxon’s stockholders consideration composed of (i) approximately $17.7 million in cash, (ii) approximately 18.4 million shares of MRV’s common stock (excluding 2.8 million shares of MRV’s common stock underlying the assumption of Fiberxon outstanding stock options), and (iii) an obligation to pay an additional amount of approximately $31.5 million in cash or shares of MRV’s common stock, or a combination thereof, if Source Photonics does not complete an initial public offering (an “IPO”) of its common stock within 18 months of the closing date of the acquisition (the “Closing”) or the third trading day after Source Photonics’s IPO. The latter component of the purchase consideration (the “Deferred Consideration Payment”) may amount to more than $31.5 million if Source Photonics successfully completes an IPO within 18 months of the Closing. In such event and in lieu of $31.5 million, MRV has agreed to pay an amount equal to 9.0% of the product obtained by multiplying (x) the price per share to the public in the Source Photonics IPO, less the discount provided to the underwriters, by (y) the total number of shares of Source Photonics common stock outstanding immediately prior to the effectiveness of the agreement between Source Photonics and the underwriters of the Source Photonics IPO.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

MRV accounted for the acquisition as a purchase in accordance with the guidance in Statement of Financial Accounting Standards No. 141 (SFAS No. 141) Business Combinations; therefore, the net tangible assets acquired were recorded at fair value on the acquisition date. The purchase price allocation has been pushed down to the Company.

The total purchase price of $134.9 million was comprised of (in thousands):

Cash	$17,651
MRV common stock issued	72,961
MRV stock options exchanged for Fiberxon stock options	7,604
Less: fair value of unvested MRV stock options exchanged for Fiberxon stock options	(1,598)
Bonus payment to close	3,000
Deferred consideration	31,500
Less: reconstruction cost	(844)
Legal, professional and banker’s fees related to acquisition cost	4,647

Total	$134,921

MRV and Fiberxon’s stockholders agreed to share the costs incurred following the closing to reconstruct Fiberxon’s prior years’ financial statements, and compilation and audit services incurred to produce Fiberxon’s audited financial statements in the form and content required under SEC rules. MRV paid for all of the costs on behalf of both entities and deducted the $844,000 portion attributable to the Fiberxon stockholders’ responsibility, from the purchase price per the amended agreement on June 26, 2007.

The allocation of the purchase price, the estimates and assumptions used therein are subject to change. The Company believes the methodology and estimates utilized to determine the net tangible assets and intangible assets are reasonable. The Company’s fair value for the Fiberxon purchase price allocation is preliminary due to the finalization of valuation analysis and may change during the allowable allocation period, which is up to one year from the acquisition date (in thousands):

Net tangible assets acquired	$21,410
Intangible assets acquired:
Developed technology	8,500
Customer backlog	600
Customer relationships	4,800
Goodwill	99,611

Total purchase price	$134,921

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

The following table summarizes the components of the net tangible assets acquired at fair value (in thousands):

Accounts receivable	$19,410
Inventories	17,896
Property and equipment	9,033
Other assets and liabilities, net	(24,929)

Net tangible assets acquired	$21,410

A portion of the purchase price was allocated to developed product technology. This was identified and valued through an analysis of data provided by Fiberxon concerning existing products, target markets, expected income generating ability and associated risks. Developed product technology represents proprietary know-how that is technologically feasible. The primary valuation technique employed was the Income Approach, which is based on the premise that the value of an asset is based on the present value of future cash flows.

Prior to closing, an amendment to the Agreement and Plan of Merger between MRV and Fiberxon was executed, which amended certain terms under which MRV would acquire Fiberxon. The amendment removed the condition for Fiberxon to deliver audited consolidated financial statements prior to closing, restricted the transferability of the MRV shares issued to the Fiberxon stockholders until the earlier of one year from the closing date or three trading days after MRV receives Fiberxon’s audited consolidated financial statements for the three years ended December 31, 2006 (“Financials Receipt Date”), extended the duration of the obligation to make the Deferred Consideration Payment and the related set-off period during which MRV may exercise its rights of set-off to the earlier of 18 months from the Financials Receipt Date or the third trading day after Source Photonics’ IPO, reached agreement to share equally the third-party, out-of-pocket fees and expenses associated with the preparation and delivery of Fiberxon’s audited financial statements to MRV, and established an intended closing and effective date of July 1, 2007. The Financials Receipt Date occurred on September 28, 2007. In regards to the set-off rights, up to $13 million of the deferred consideration payment is available for indemnification purposes relating to certain damages pertaining to circumstances existing at the effective July 1, 2007 date. Up to $5 million of the deferred consideration payment has been made available for indemnification purposes relating to certain damages incurred pertaining to certain circumstances arising during the set-off period. The set-off period ends on the earlier of 1) February 28, 2008 if the Source Photonics IPO has occurred prior to that date, 2) the date of the Source Photonics IPO closing if such date is after February 28, 2008 and prior to the IPO deadline of March 27, 2009, or 3) the date of the IPO deadline if the Source Photonics IPO has not occurred as of that date.

17.	Subsequent Events (Unaudited)

MRV has announced its intentions to offer a portion of the Company in an IPO in 2008. The date has not yet been finalized, and is subject to change.

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

18.	Quarterly Financial Data (Unaudited)

	For the Three Months Ended
	Mar. 31,	June 30,	Sept. 30,
	2007	2007	2007
	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share)

Revenue	$22,687	$26,237	$44,034
Cost of goods sold(1)	17,223	21,233	35,693

Gross profit	5,464	5,004	8,341
Operating costs and expenses:
Product development and engineering(2)	1,744	1,693	4,179
Selling, general and administrative(3)	2,397	2,931	5,039

Amortization of intangibles	—	—	806

Total operating costs and expenses	4,141	4,624	10,024

Operating income (loss)	1,323	380	(1,683)
Interest expense	(46)	(2)	(173)
Other income (expense), net	(2)	33	(400)

Income (loss) before income taxes	1,275	411	(2,256)
Benefit for income taxes	311	(20)	(491)

Net income (loss)(4)	$964	$431	$(2,747)

Net income (loss) per share:
Basic and diluted	$964	$431	$(2,747)
Weighted average number of shares:
Basic and diluted	1	1	1

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

	For the Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2006	2006	2006	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)

Revenue	$20,183	$23,347	$22,909	$25,744
Cost of goods sold(1)	16,061	19,020	18,173	21,705

Gross profit	4,122	4,327	4,736	4,039
Operating costs and expenses:
Product development and engineering(2)	2,087	1,947	2,060	1,937
Selling, general and administrative(3)	2,355	2,636	2,257	2,733

Total operating costs and expenses	4,442	4,583	4,317	4,670

Operating income (loss)	(320)	(256)	419	(631)
Interest expense	(8)	(7)	(4)	(6)
Other income (expense), net	(119)	(119)	103	536

Income (loss) before income taxes	(447)	(382)	518	(101)
Benefit for income taxes	—	—	—	(1,619)

Net income (loss)(4)	$(447)	$(382)	$518	$1,518

Net income (loss) per share:
Basic and diluted	$(447)	$(382)	$518	$1,518
Weighted average number of shares:
Basic and diluted	1	1	1	1

	For the Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)

Revenue	$12,801	$10,297	$12,215	$14,094
Cost of goods sold(1)	11,904	8,759	12,309	11,250

Gross profit	897	1,538	(94)	2,844
Operating costs and expenses:
Product development and engineering(2)	1,634	1,474	1,757	1,819
Selling, general and administrative(3)	1,911	1,803	1,918	1,928

Total operating costs and expenses	3,545	3,277	3,675	3,747

Operating loss	(2,648)	(1,739)	(3,769)	(903)
Interest expense	(3)	(24)	(5)	(10)
Other income (expense), net	(11)	39	439	45

Loss before income taxes	(2,662)	(1,724)	(3,335)	(868)
Provision for income taxes	—	—	—	—

Net loss(4)	$(2,662)	$(1,724)	$(3,335)	$(868)

Net income (loss) per share:
Basic and diluted	$(2,662)	$(1,724)	$(3,335)	$(868)
Weighted average number of shares:
Basic and diluted	1	1	1	1

SOURCE PHOTONICS, INC. AND FIBERXON, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
Years Ended December 31, 2006, 2005 and 2004 and
the Nine Months Period Ended September 30, 2007 and 2006 (Unaudited) — (Continued)

(1)	Cost of goods sold included share-based compensation expense under SFAS No. 123(R) of $48,000, $48,000, $55,000 and $51,000 for the three months ended March 31, June 30, September 30, and December 31, 2006, respectively, and $56,000, $56,000, and $83,000 for the three months ended March 31, June 30, and September 30, 2007. There was no share-based compensation expense related to employee stock options under SFAS No. 123 in 2005 because the Company did not adopt the recognition provisions of SFAS No. 123.

(2)	Product development and engineering expense included share-based compensation expense under SFAS No. 123(R) of $71,000, $70,000, $72,000 and $78,000 for the three months ended March 31, June 30, September 30, and December 31, 2006, respectively, and $73,000, $74,000, and $109,000 for the three months ended March 31, June 30, and September 30, 2007. There was no share-based compensation expense related to employee stock options under SFAS No. 123 in 2005 because the Company did not adopt the recognition provisions of SFAS No. 123.

(3)	Selling, general and administrative expense included share-based compensation expense under SFAS 123(R) of $99,000, $105,000, $102,000 and $134,000 for the three months ended March 31, June 30, September 30, and December 31, 2006, respectively, and $84,000 $98,000, and $310,000 for the three months ended March 31, June 30, and September 30, 2007. There was no share-based compensation expense related to employee stock options under SFAS No. 123 in 2005 because the Company did not adopt the recognition provisions of SFAS No. 123.

(4)	Net income (loss) included share-based compensation expense, net of income tax, under SFAS 123(R) of $218,000, $223,000, $229,000 and $263,000 for the three months ended March 31, June 30, September 30, and December 31, 2006, respectively, and $213,000 $228,000, and $502,000 for the three months ended March 31, June 30, and September 30, 2007. There was no share-based compensation expense related to employee stock options under SFAS No. 123 in 2005 because the Company did not adopt the recognition provisions of SFAS No. 123.

Report of Independent Registered Public Accounting Firm

The Board of Directors
MRV Communications, Inc.

We have audited the accompanying consolidated balance sheets of Fiberxon, Inc. (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the management of Fiberxon, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiberxon, Inc., as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

BDO Shenzhen Dahua Tiancheng CPA

Shenzhen, PRC
September 28, 2007

FIBERXON, INC

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
	(in US dollars)

Assets
Current Assets:
Cash and cash equivalents	$6,532,161	$2,541,022	$5,558,214
Investments in marketable securities	2,995,997	—	—
Restricted deposits	4,602,164	7,636,690	2,302,324
Accounts receivable, net of allowance for doubtful accounts $1,483,783, $1,178,278, and $791,874	7,158,123	12,729,194	19,410,223
Trade receivable from related parties	556,829	2,305,034	2,403,893
Other receivables	231,874	1,402,095	1,717,917
Advances to suppliers	613,127	370,822	2,422,258
Inventories, net of provision $1,215,530, $2,956,209,and $3,773,568	13,426,983	16,508,350	17,895,642
Prepayments and other assets	201,843	151,218	509,412

Total current assets	36,319,101	43,644,425	52,219,883
Machinery and equipment, net	9,096,039	9,112,657	8,567,835

Total assets	$45,415,140	$52,757,082	$60,787,718

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term bank loans	$1,823,378	$5,159,427	$3,770,363
Capital lease obligations, current portion	402,676	214,659	134,624
Accounts payable	6,492,442	12,706,093	19,486,354
Advances from customers	498,873	678,277	411,439
Accrued payroll and related expense	654,742	640,476	655,857
VAT Payable	306,935	1,554,873	2,222,552
Warranty liabilities	—	80,334	116,352
Income tax payable	—	494,579	1,099,671
Accrued liabilities and other payables	2,321,571	5,322,954	7,205,177

Total current liabilities	12,500,617	26,851,672	35,102,389
Long-term liabilities:
Capital lease obligations, net of current portion	262,608	49,416	—

Total liabilities	12,763,225	26,901,088	35,102,389
Stockholders’ equity:
Convertible preferred stock Series A , B, and C, par value $0.001 per share, 45,181,818, 45,181,818, 45,181,818 shares authorized, issued, and outstanding in aggregate	45,182	45,182	45,182
Common stock, par value $0.001 per share, 80,000,000 shares authorized,16,984,064, 18,600,313, and 18,677,832 shares issued and outstanding	16,984	18,600	18,678
Additional paid-in capital	38,694,484	40,224,751	40,167,646
Accumulated deficits	(6,236,727)	(14,710,883)	(14,922,409)
Cumulative translation adjustments	136,889	278,344	376,232
Unrealized loss on investments held for sale	(4,897)	—	—

Total stockholders’ equity	32,651,915	25,855,994	25,685,329

Total liabilities and stockholders’ equity	$45,415,140	$52,757,082	$60,787,718

See accompanying notes to financial statements

FIBERXON, INC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in US dollars)

Revenue from product sales	$38,987,354	$34,282,770	$48,426,341	$19,125,788	$40,562,758
Cost of goods sold	28,096,208	24,411,362	35,786,362	14,080,267	30,563,003

Gross profit	10,891,146	9,871,408	12,639,979	5,045,521	9,999,755
Operating expenses:
Selling	2,584,733	3,175,412	4,196,106	1,767,450	2,396,675
General and administrative	4,672,052	6,543,338	7,958,326	2,339,707	3,015,137
Research and development	2,251,236	5,382,994	6,757,365	2,503,015	3,172,495

Total operating expenses	9,508,021	15,101,744	18,911,797	6,610,172	8,584,307

Income (Loss) from operations	1,383,125	(5,230,336)	(6,271,818)	(1,564,651)	1,415,448
Other expense, net	(799,979)	(788,560)	(1,548,549)	(15,405)	(899,846)
Interest expense, net	(87,572)	(22,617)	(119,788)	(61,764)	(104,857)
Investment income	2,442	111,083	59,769	59,769	—

Income (Loss) before income taxes	498,016	(5,930,430)	(7,880,386)	(1,582,051)	410,745
Income tax provisions	15,098	—	593,770	213,682	622,271

Net income (loss)	$482,918	$(5,930,430)	$(8,474,156)	$(1,795,733)	$(211,526)

Weighted average number of common shares	16,005,564	16,759,430	17,524,911	16,996,108	18,623,012
Weighted average number of diluted common shares	38,943,687	—	—	—	—
Basic earnings (loss) per share	$0.03	$(0.35)	$(0.48)	$(0.11)	$(0.01)
Diluted earnings per share	$0.01	$(0.35)	$(0.48)	$(0.11)	$(0.01)
Net income (loss)	$482,918	$(5,930,430)	$(8,474,156)	$(1,795,733)	$(211,526)

Other comprehensive income:
Adjustments on available-for-sale investments	(2,609)	(2,288)	4,897	—	—
Translation adjustments	2,423	134,466	141,455	11,993	97,888

Comprehensive income (loss)	$482,732	$(5,798,252)	$(8,327,804)	$(1,783,740)	$(113,638)

See accompanying notes to financial statements

FIBERXON, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

							Accumulated
					Additional		Other
	Common Stock		Preferred Stock		Paid-In	Accumulated	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficits	(Loss) Income	Total
	(in US dollars)

Balance at January 1, 2004	16,000,000	$16,000	9,000,000	$9,000	$5,420,610	$(789,215)	$—	$4,656,395
Exercise of stock options	290,061	290	—	—	28,716	—	—	29,006
Issuance of Convertible Series B Preferred Stock	—	—	18,000,000	18,000	11,600,865	—	—	11,618,865
Stock-based compensation	—	—	—	—	972,893	—	—	972,893
Net income for the year	—	—	—	—	—	482,918	—	482,918
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	(2,609)	(2,609)
Translation adjustments	—	—	—	—	—	—	2,423	2,423

Balance at December 31, 2004	16,290,061	16,290	27,000,000	27,000	18,023,084	(306,297)	(186)	17,759,891
Exercise of stock options	694,003	694	—	—	137,568	—	—	138,262
Issuance of Convertible Series C Preferred Stock	—	—	18,181,818	18,182	19,569,776	—	—	19,587,958
Stock-based compensation	—	—	—	—	964,056	—	—	964,056
Net loss for the year	—	—	—	—	—	(5,930,430)	—	(5,930,430)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	(2,288)	(2,288)
Translation adjustments	—	—	—	—	—	—	134,466	134,466

Balance at December 31, 2005	16,984,064	16,984	45,181,818	45,182	38,694,484	(6,236,727)	131,992	32,651,915
Exercise of stock options	1,616,249	1,616	—	—	164,813	—	—	166,429
Stock-based compensation	—	—	—	—	1,365,454	—	—	1,365,454
Net loss for the year	—	—	—	—	—	(8,474,156)	—	(8,474,156)
Reverse of unrealized loss	—	—	—	—	—	—	4,897	4,897
Translation adjustments	—	—	—	—	—	—	141,455	141,455

Balance at December 31, 2006	18,600,313	18,600	45,181,818	45,182	40,224,751	(14,710,883)	278,344	25,855,994
Exercise of stock options	77,519	78	—	—	23,971	—	—	24,049
Stock-based compensation	—	—	—	—	(81,076)	—	—	(81,076)
Net loss for the year	—	—	—	—	—	(211,526)	—	(211,526)
Translation adjustments	—	—	—	—	—	—	97,888	97,888

Balance at June 30, 2007 (unaudited)	18,677,832	$18,678	45,181,818	$45,182	$40,167,646	$(14,922,409)	$376,232	$25,685,329

See accompanying notes to financial statements

FIBERXON, INC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)
	(in US dollars)

Cash flows from operating activities:
Net income (loss)	$482,918	$(5,930,430)	$(8,474,156)	$(1,795,733)	$(211,526)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	464,976	1,719,568	2,367,713	1,011,018	1,588,556
Share-based compensation	972,893	964,056	1,365,454	526,370	(81,076)
Allowance for doubtful accounts	163,244	1,320,539	(305,505)	(692,363)	(386,404)
Provision for inventories	964,514	251,017	1,740,679	595,497	817,359
Gain on the disposal of marketable securities	—	(28,921)	(15,169)	(15,169)	—
Changes in operating assets and liabilities:
Accounts receivable	(1,730,082)	(4,801,176)	(5,264,914)	(3,642,791)	(6,211,173)
Trade receivable from related parties	(19,892,006)	19,667,842	(1,941,729)	(1,345,978)	(117,024)
Inventories	(6,777,861)	(6,217,399)	(4,687,593)	(7,149,510)	(2,175,213)
Other receivables	(1,496,443)	785,261	(900,698)	(14,580)	(2,388,166)
Prepayments and other assets	199,424	(164,124)	54,197	(761,448)	(272,962)
Accounts payable	21,347,292	(15,633,805)	6,060,096	5,803,157	6,585,388
Accrued liabilities and other payables	2,164,298	977,090	4,408,980	511,507	2,305,789
Income tax payable	—	—	478,271	171,766	584,510

Net cash (used in) provided by operating activities	(3,136,833)	(7,090,482)	(5,114,374)	(6,798,257)	38,058

Cash flows from investing activities:
Purchase of machinery and equipment	(2,089,861)	(6,573,231)	(2,396,921)	(547,941)	(1,062,499)
Purchase of marketable securities	(1,977,609)	(8,511,441)	(1,271,483)	(1,271,482)	—
Proceeds from disposing marketable securities	—	7,517,077	4,287,546	4,287,546	—

Net cash (used in) provided by investing activities	(4,067,470)	(7,567,595)	619,142	2,468,123	(1,062,499)

Cash flows from financing activities:
Proceeds from issuing preferred stock	11,618,865	19,587,958	—	—	—
Proceeds from issuing common stock	29,006	138,262	166,429	—	24,049
Proceeds from (Repayments to) short-term loans	304,783	(181,355)	3,273,026	(180,759)	(1,368,427)
Repayments to capital lease obligations	(136,175)	(442,775)	(398,558)	(239,753)	(130,070)
Restricted cash	(500,000)	(4,012,376)	(2,940,123)	1,985,208	5,224,780

Net cash provided by financing activities	11,316,479	15,089,714	100,774	1,564,696	3,750,332

Effect of foreign exchange rate changes	2,423	(210,238)	403,319	37,367	291,301

Net increase (decrease) in cash and cash equivalents	4,114,599	221,399	(3,991,139)	(2,728,071)	3,017,192
Cash and cash equivalents, beginning of period	2,196,163	6,310,762	6,532,161	6,532,161	2,541,022

Cash and cash equivalents, end of period	$6,310,762	$6,532,161	$2,541,022	$3,804,090	$5,558,214

See accompanying notes to financial statements

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2004, 2005 and 2006
and Six Months Ended June 30, 2006 and 2007
(Information for the Six Months Ended June 30, 2006 and 2007 is Unaudited)

Note 1 —	Organization and Business Background

Fiberxon, Inc (“the Company”) was incorporated under the laws of the State of Delaware in the United States on December 29, 2000 to conduct businesses in communication network entrance for telecommunication, data and television applications. On March 12, 2001, the Company established a wholly-owned subsidiary in Chengdu, China named Fiberxon (Chengdu) Co., Ltd. with a registered capital of approximately $5.5 million under the laws of People’s Republic of China with a 20-year operating life. On April 4, 2001, the Company established a wholly-owned subsidiary in Shenzhen, China named Fiberxon (Shenzhen) Co., Ltd. with a registered capital of $10 million under the laws of People’s Republic of China with a 20-year of operating life. On October 9, 2002, the Company established a wholly-owned subsidiary in Hong Kong, China named Fiberxon (Hong Kong) Limited under the laws of Hong Kong Special Administration Zone. On June 21, 2006, the Company established a wholly-owned subsidiary in Macao, China named Fiberxon (Macao Commercial Offshore) Limited under the laws of Macao Special Administration Zone. On May 18, 2005, the Company established in British Virgin Island Amazing Stream Holdings Limited as the holding company of the Macao subsidiary. Fiberxon (Shenzhen), Fiberxon (Chengdu) and Fiberxon (Hong Kong) have been conducting businesses since its inception, respectively. Fiberxon (Macao) has not substantially started its business operation yet at June 30, 2007. The Company develops and manufactures transceivers in terms of its customers’ specifications and sells certain semi-assembles to various customers located in China, Asia, Europe, and North America. The Company operates in one business segment and its majority operations are located in mainland China. Management of the Company started to discuss with MRV Communications, Inc., a publicly traded company in the U.S., for a sale and purchase transaction since early 2006. From December 2006 to January 2007, the Company implemented a series of organizational restructures in order to execute the sale and purchase transaction with MRV, one of which was to change the name of the owner of Fiberxon (Shenzhen) and Fiberxon (Chengdu) in China from Fiberxon, Inc. to Fiberxon LLC. These restructurings were for tax planning purposes without impact on the financial statements.

Note 2 —	Summary of Significant Accounting Policies

  Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. All of the consolidated financial statements have been prepared based on generally accepted accounting principles in the United States.

  Revenue Recognition

Fiberxon, Inc’s product sales compose of transceivers and semi-assembles, which are used in network communication for telecommunication, data and television application. The Company recognizes product revenue, net of sales discounts, returns and allowances, when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the price is fixed or determinable, and collection is considered probable. If products are defective and returned by the customer, they are replaced with the new ones. The Company generally provides warranty for its products against defects for one to two years. The estimated cost of warranty obligations are recognized at the time of revenue recognition based on contract terms and claims experience through the business practice of the prior years. The revenue presented in the statements of operations was net of tax collected on behalf of government, such as value added tax and any surcharges.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Foreign Currency Translations and Transactions

The Renminbi (“RMB”), the national currency of PRC, is the primary currency of the economic environment in which the operations of two subsidiaries, Fiberxon Shenzhen and Fiberxon Chengdu, are conducted. Hong Kong dollar is the primary currency of the economic environment in which the operations of Fiberxon Hong Kong are conducted. U.S dollar is the functional currency in which Fiberxon Macao recorded all its activities. The Company uses the United States dollars (“US dollars”) for financial reporting purposes.

The Company translates three subsidiaries’ assets and liabilities into US dollars using the exchange rate prevailing at the balance sheet date, and the statement of income is translated at average rate during the reporting period. Adjustments resulting from the translation of subsidiaries’ financial statements from the functional currency into US dollars are recorded in shareholders’ equity as part of accumulated comprehensive income (loss) — translation adjustments. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the statements of operations for the reporting periods.

  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Since the Company’s major operations are located in mainland China, at December 31, 2005, 2006 and June 30, 2007 (unaudited), approximately $5,575,996, $2,099,461 and $3,697,101 of the Company’s cash and equivalents are maintained in banking institutions outside the U.S.

  Accounts Receivable and Concentration of Credit Risk

During the normal course of business, the Company extends unsecured credit to its customers. Typically credit terms require payments to be made within 90 days of the invoice date. The Company does not require collateral from its customers. The Company maintains its cash accounts at credit worthy financial institutions and closely monitors the movements of its cash positions.

The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any account balances that are determined to be uncollectible in the allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to meet their financial obligations. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations a specific allowance is recorded to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers the Company recognizes allowances for doubtful accounts based upon historical bad debts, customer concentration, customer credit-worthiness, current economic conditions and changes in customer payment terms. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2005, 2006, and June 30, 2007 (unaudited) were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Beginning balance	$163,244	$1,483,783	$1,178,278
Additions charged to expense	1,320,539	—	—
Recovery	—	(305,505)	(386,404)

Ending balance	$1,483,783	$1,178,278	$791,874

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Inventories

Inventories are composed of raw materials and low value consumables, work in progress, and finished goods. Inventories are stated at the lower of cost or the market based on weighted average method. The Company makes provisions for estimated excess and obsolete inventory based on its regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for not saleable, excess or obsolete raw materials, work-in-process and finished goods by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts, statistics and judgments are used for assessing a provision on the remaining inventory based on salability and obsolescence.

  Machinery and Equipment

Machinery and equipment are recorded at historical cost, net of accumulated depreciation. The amount of depreciation is determined using the straight-line method over the estimated useful lives of the related assets, as follows:

Electronic equipment and computer	5 years
Machinery	5 years
Furniture and office equipment	5 years
Vehicles	5 years
Leasehold improvements	Over shorter of lease term or economic life

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

  Shipping and Handling Cost

The Company adopted EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.” All shipping and handling fees charged to customers are included in net revenue, and shipping and handling costs for goods shipped by the Company to customers are included in selling expenses.

  Impairment or Disposal of Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell. There was no such impairment as of December 31, 2006, 2005 and June 30, 2007 (unaudited).

  Investments in Marketable Securities

The Company’s investments in debt and equity securities are comprised primarily of corporate bonds, U.S. government issues and federal agencies issues. Investment securities are recorded as required by

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

The Company classifies its marketable securities as available for sale. Available for sale securities are initially recorded at cost and periodically adjusted to fair value with any changes in fair value during a period excluded from earnings and reported as a charge or credit net of tax effects to other comprehensive income or loss in the Statement of Shareholders’ Equity. A decline in the fair value of any available for sale security below cost that is deemed to be other than temporary will be reported as a reduction of the carrying amount to fair value. Such an impairment is charged to earnings and a new cost basis of the security is established. Cost basis is established and maintained utilizing the specific identification method.

  Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, other receivables,short-term bank loans, accounts payable and accrued liabilities are reasonable estimates of their fair value because of the short maturity of these items. The fair value of amounts due from/to related parties and stockholders are reasonable estimate of their fair value as the amounts will be collected and paid off in a period less than one year.

  Value Added Tax

Fiberxon Shenzhen and Fiberxon Chengdu are subject to value added tax (VAT) imposed by the PRC government on their domestic product sales. VAT rate for the companies is 17%. The input VAT can be offset against the output VAT. VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable. The balance of VAT payable at respective balance sheet date includes the amount related to the prior years.

  Research and Development

Research and development expenses are recorded in the consolidated statement of operations in the period in which they are incurred.

Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expenses were $282,919, $342,628 and $225,746 for the year ended December 31, 2004, 2005 and 2006, respectively, and $92,096 and $132,444 for the six month period ended June 30, 2006 and 2007 (unaudited), respectively.

  Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Fiberxon Shenzhen is registered at Shenzhen and subject to a favorable income tax rate at 15% comparing to a statutory income tax rate of 33% (30% for the central government and 3% for the local government) under the current tax laws of PRC because Shenzhen is a special economic zone designated by the Chinese

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

central government to attract foreign investments. In accordance with the favorable tax policy prevailing in Shenzhen, Fiberxon Shenzhen should be entitled to enjoy the favorable tax treatment for two years of 100% exemption and three-years of 50% exemption. However, Fiberxon Shenzhen did not apply for this favorable treatment on a timely basis and lost this privilege. Under China tax laws, net operating loss can be carried forward for only five years and not carried back. Consequently, the net operation loss carried forward from year 2001, by Fiberxon Shenzhen will expire in year 2006 if Fiberxon Shenzhen starts to generate profit in year 2007.

Fiberxon Chengdu is registered in a New and High Tech Zone established by Chengdu city government and subject to a favorable income tax rate at 18% (It means that 50% of the central government tax rate at 30% and a full 3% of provincial tax rate.) Fiberxon Chengdu applied the favorable tax treatment for two years of 100% exemption and three years of 50% exemption starting the first year it made profit, which is the year of 2004.

On March 16, 2007, the People Congress passed a new Uniform Enterprise Tax Law, which will not have any impact to Fiberxon Shenzhen and Fiberxon Chengdu due to the grandfather rules.

Fiberxon Hong Kong is subject to an income tax rate at 17.5% under Hong Kong Inland Revenue jurisdiction. However, Fiberxon Hong Kong does not have any Hong Kong sourced income for income tax purpose. Fiberxon Macao is not subject to income tax under Macao Inland Revenue jurisdiction as it is owned by a BIV intermediary entity (which is fully owned by the Company) and there is no income tax burden on the off-shore company under Macao tax law.

Fiberxon, Inc was incorporated under the laws of the State of Delaware and is subject to U.S. federal income tax and California state income tax. For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, or lent to the Company, or if the Company should sell its stock in the subsidiary.

Because the consolidated financial statements were based on the respective entities’ historical financial statements, the respective effective income tax rate for the periods reported represents the effect of actual income tax provisions incurred of two China operating entities, two special administrative zone based entities and one US based entity.

  Retained Earnings

It is the intention of the Company to reinvest earnings generated from the operations of its foreign subsidiaries and retained in those foreign subsidiaries. Accordingly, no provision has been made for U.S. income and foreign withholding taxes that would result if such earnings were repatriated. These taxes are undeterminable at this time. The amount of earnings retained in foreign subsidiaries, mainly Fiberxon (Hong Kong), was $11,401,484, $7,796,102 and $7,081,883 at December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively.

  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Appropriations to Statutory/Legal Reserve

Under the corporate law and relevant regulations in China, Fiberxon (Shenzhen) and Fiberxon (Chengdu) are required to appropriate a portion of its profit to statutory reserve. It is required to appropriate 15% of its annual after-tax income each year to statutory reserve until the statutory reserve balance reaches 50% of the registered capital. In general, the statutory reserve shall not be used for dividend distribution purpose.

In accordance with the requirements of the Macao Commercial Code, Fiberxon (Macao) is also required to appropriate a portion of its profit for the accounting period of no less than 25% to legal reserve, until the reserve reaches an amount equal to half of the issued capital.

  Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standard No. 130, “Reporting Comprehensive Income” (“SFAS No. 130”), issued by the Financial Accounting Standards Board (“FASB”). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of general-purpose financial statements. The Company has chosen to report comprehensive income (loss) in the statements of income and comprehensive income. Comprehensive income (loss) is comprised net income and all changes to stockholders’ equity except those due to investments by owners and distributions to owners.

  Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS No. 128”). Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. For the years ended December 31, 2005, 2006, and six months ended June 30, 2006 and 2007 (unaudited), 9,703,773, 8,764,397 and 10,042,946 and 7,368,159 shares of options respectively were excluded from the computation of earnings (loss) per share as they were anti-diluted. Convertible preferred stock for the years ended December 31, 2005, 2006 and six months ended June 30, 2006 and 2007 (unaudited) of 45,181,818 shares were also excluded from the computation of earnings (loss) per share as they were anti-diluted.

  Share-Based Payments

The Company adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As the Company adopted the fair value approach to account for the stock option since 2002, the Company did not need to provide addition disclosure for the transition from intrinsic value approach to fair value approach.

  Adoption of FIN No. 48

Effective January 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with FIN 48, the Company performed a self-assessment and concluded that there were no significant uncertain tax positions requiring recognition in its financial statements. The Company’s policy is to classify interest and penalties as part of other liabilities and other operating expenses. There were amounts of interest or penalties payable accrued during the six months ended June 30, 2007 and payable at June 30, 2007 that were related to the prior years.

  Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt the provisions of SFAS No. 157 beginning in the first quarter of 2008 and therefore, the Company has not yet determined the effect, if any, the adoption of SFAS No. 157 will have on its results of operations or financial position.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115,” (SFAS No. 159). SFAS No. 159 provides a company with the option to measure selected financial instruments and certain other items at fair value at specified election dates. The election may be applied on an item-by-item basis, with disclosure regarding reasons for the partial election and additional information about items selected for fair value option. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods with those fiscal years. The Company has not yet determined whether it will elect the option provided in this standard, or what impact the adoption of such election would have on its consolidated financial statements.

Note 3 — Restricted Deposits

Restricted deposits are the deposits which were pledged against the facility used to issue letters of credit and promissory notes. Restricted deposits were as follows:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Deposit for credit facilities	$4,602,164	$7,636,690	$2,302,324

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Investments in Marketable Securities

The following table summarizes the investments in marketable securities:

	December 31, 2005
		Gross
		Unrealized	Fair
	Cost	Losses	Value

Corporate bonds	$1,797,747	$(477)	$1,797,270
U.S. government issues	1,035,237	(3,361)	1,031,876
Federal agencies issues	167,910	(1,059)	166,851

	$3,000,894	$(4,897)	$2,995,997

Note 5 — Inventories

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Raw materials	$3,862,555	$5,697,993	$10,514,648
Work in progress	4,237,810	1,401,226	2,159,273
Finished goods	6,542,148	12,365,340	8,995,289

	14,642,513	19,464,559	21,669,210
Provision	(1,215,530)	(2,956,209)	(3,773,568)

	$13,426,983	$16,508,350	$17,895,642

Note 6 — Machinery and Equipment

A summary of machinery and equipment at cost is as follows:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Electronic equipment and computer	$9,935,020	$11,886,582	$12,709,857
Machinery	266,542	424,907	508,442
Furniture and office equipment	218,400	198,774	212,242
Vehicles	195,208	195,573	200,508
Leasehold improvements	1,126,855	1,529,087	1,567,676
Construction in progress	35,627	—	79,932

	11,777,652	14,234,923	15,278,657
Accumulated depreciation	(2,681,613)	(5,122,266)	(6,710,822)

	$9,096,039	$9,112,657	$8,567,835

The depreciation and amortization for the years ended December 31, 2004, 2005 and 2006 were $474,976, $1,719,568 and $2,367,713 respectively. Depreciation and amortization for the six months ended June 30, 2006 and 2007 (unaudited) were $1,011,018 and $1,588,556 respectively.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — Warranty Liability

The Company’s product warranty activities were summarized as follows:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Beginning balance	$—	$—	$80,334
Expense accrued	—	90,699	119,865
Expense incurred	—	(10,365)	(83,847)

Ending balance	$—	$80,334	$116,352

Note 8 — Short-Term Bank Loans

Short term bank loans at December 31, 2005, 2006 and June 30, 2007 (unaudited) represent the revolving loans borrowed from several commercial banks in Shenzhe and Hong Kong, respectively.

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Shenzhen	$1,823,378	$5,147,293	$3,770,363
Hong Kong	—	12,134	—

Ending balance	$1,823,378	$5,159,427	$3,770,363

All these short-term bank loans were due within one year and had fixed interest rates ranging from 4.35% to 5.89% per annum. Most of the short-term bank loans were secured by deposits pledged with the banks. The proceeds from these short-term bank loans were used for working capital purpose.

Note 9 — Income Taxes

The income (loss) generated by the Company before income taxes in years ended at 2004, 2005 and 2006 and six months ended June 30, 2006 and 2007, respectively, was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

China	$(2,973,927)	$(8,047,107)	$(1,092,782)	$(1,932,035)	$1,896,278
Hong Kong	5,256,363	3,453,980	(2,895,107)	1,583,270	(332,153)
Macao	—	—	87,925	—	13,922
United States	(1,784,420)	(1,337,303)	(3,980,422)	(1,233,286)	(1,167,302)

Total	$498,016	$(5,930,430)	$(7,880,386)	$(1,582,051)	$410,745

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provision was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Income taxes:
Current
State
China	$15,098	$—	$593,770	$213,682	$622,271

Total	$15,098	$—	$593,770	$213,682	$622,271

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Federal rate	34.0%	34.0%	34.0%	34.0%	34.0%
Income tax rate reduction	(199.0)	(36.0)	(44.9)	(44.4)	(166.6)
Permanent difference	46.2	(6.3)	(6.2)	(15.2)	37.8
Change in valuation allowance	121.8	8.3	9.6	12.1	246.3

Effective income tax rate	3.0%	0.0%	(7.5)%	(13.5)%	151.5%

The temporary differences that have given rise to the deferred tax assets consist of the following:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Allowance for doubtful accounts	$52,854	$90,610	$89,341
Inventory provision	154,976	350,082	419,619
Depreciation	18,706	45,649	14,250
Net operating loss carry-forwards	1,899,998	2,385,048	3,448,896
Accruals	122,329	138,334	49,500

Subtotal	2,248,863	3,009,723	4,021,606
Valuation allowance	(2,248,863)	(3,009,723)	(4,021,606)

Deferred tax assets	$—	$—	$—

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Accrued Liabilities and Other Payables

Accrued liabilities and other payables consisted of the following:

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Accrued tax penalties	$997,067	$2,335,636	$3,000,851
Accrued sub-contractor fees	774,154	1,234,737	1,482,831
Accrued professional fees	187,105	1,347,039	1,449,494
Others	363,245	405,542	1,272,001

	$2,321,571	$5,322,954	$7,205,177

Note 11 — Related Party Transactions

Related Party Relationships

Name of Related Party	Relationship with the Company

UTStarcom, Inc.	Investor of the Company’s Series A and Series B Convertible Preferred Stock
UTStarcom Hangzhou Telecom Co. Ltd.	Subsidiary of UTStarcom, Inc.

Trade Receivable from (to) UTStarcom, Inc.

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Beginning balance	$13,169,291	$(120,911)	$222,346
Sales	9,711,364	1,916,748	1,227,364
Collections	(23,001,566)	(1,573,491)	(441,902)

Ending balance	$(120,911)	$222,346	$1,007,808

Trade Receivable from UTStarcom Hangzhou Telecom Co. Ltd.

	December 31,		June 30,
	2005	2006	2007
			(unaudited)

Beginning balance	$7,043,769	$677,740	$2,082,688
Sales	2,084,069	2,576,438	2,167,524
Collections	(8,450,098)	(1,171,490)	(2,854,127)

Ending balance	$677,740	$2,082,688	$1,396,085

Grand total	$556,829	$2,305,034	$2,403,893

The Company’s management believed that the collection of due from related parties were reasonably assured and accordingly, no provision had been made for these balances of due from related parties.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — Equity Transactions

Common Stock

In accordance with the certificate of incorporation, the authorized shares of the Company’s common stock are 80 million of which 16,000,000 shares of common stock issued and outstanding at January 1, 2004.

Preferred Stock

Series A Convertible Preferred Stock

In September 2002, the Company issued 9 million shares of Series A convertible preferred stock with par value of $0.001 at a price of $0.50 per share, of which 5,769,170 shares were issued in exchange for $2,884,585 in cash and 3,230,830 shares were issued to pay off stockholders’ loan of $1,615,415, which was a non-cash transaction.

Series B Convertible Preferred Stock

In April 2004, the Company issued 18 million shares of Series B convertible preferred stock with par value of $0.001 per share at a price of $0.667 per share, resulting in net proceeds of $11,618,865 by netting issuing cost of $387,135.

Series C Convertible Preferred Stock

In June 2005, the Company issued 18,181,818 shares of Series C convertible preferred stock with par value of $0.001 per share at a price of $1.10 per share, resulting in net proceeds of $19,587,958 by netting issuing cost of $412,042.

The features of three series convertible preferred stock are as follows:

•	There are no accumulated dividends for Series A, B and C convertible preferred stock. From the inception of these Series of convertible preferred stock were issued, no dividends for these series of convertible preferred stock had been declared and paid during the years ended December 31, 2004, 2005, and 2006, respectively, and during the six months ended June 30, 2006 and 2007 (unaudited).

•	The redemption price of each share of convertible preferred stock is equal to the issuing price of $0.50 for Series A, $0.667 for Series B and $1.10 for Series C.

•	The holders of each share of Series A, B and C convertible preferred stock entitle to convert his or her shares into the Company’s common stock on one-to-one basis.

•	Each share of Series A, B. and C preferred stock has voting right equal to the number of the Company’s common stock into which it is convertible.

Note 13 — Share Based Compensation

Share-Based Compensation

During 2002, the Company adopted a 2002 Stock Option Plan which provides the issuance of both incentive and non-statutory stock options to employee, officers and directors, and service providers to purchase the Company’s common stock. Pursuant to the 2002 Stock Option plan, a total of 5 million shares of the Company’s common stock were reserved for the granting of options originally, which was subsequently increased to 15,295,445 shares during 2005; non-statutory options may be granted to service providers and the incentive stock options may be granted to officers and directors who are also employees; and the terms of

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options are ten yens. The exercise price of incentive and non-statutory options shall not be less than the per share fair value of the Company’s common stock at the granting date.

The Company adopted the fair value of options granted to account for the share based compensation since 2002. There was no income tax benefit related to share-based compensation since the stock options were issued as the Company did not claim a deduction for corporate income tax purposes. Since the Company adopted the fair value to account for share based compensation there was no transition from SFAS 123 to SFAS 123R. The Company has estimated the fair value for each award as of the date of grant using the Black-Scholes option-pricing model and share-based compensation expense are recognized over the requisite service periods, which is generally a vesting term of 4 years, based on straight line method. Stock options typically have a term of not more than 10 years.

Assumptions

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the assumptions listed below:

	Assumptions
	2004	2005	2006

Expected volatility	69%	61-69%	68-79%
Risk free interest rate	3.58%	3.80-4.51%	4.60-5.00%
Expected life (years)	7.36	3.47-7.36	2.70-3.81

The expected volatilities are based on the standard deviation of stock price movement of comparable companies. The observation is made over two years. The observation period covered is considered based on the recent trend of share price volatility of comparable companies in the fiber optical equipment sector. The risk-free rate is consistent with the U.S. Treasury yield curve in effect at the time of grant. The expected life is determined based on the employee turnover rate and the option vesting scheme.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Option Activities

A summary of option activities under the Company’s stock option plan is presented as follows:

			Weighted Average
		Weighted Average	Remaining	Aggregate
Stock Options	Shares	Exercise Price	Contractual Life	Intrinsic Value

Outstanding at January 1, 2004	1,154,500	$0.10
Granted	3,320,700	0.10
Exercised	(290,061)	0.10
Forfeited or expired	(288,600)	0.10

Outstanding at December 31, 2004	3,896,539	$0.10	7.36	$2,630,164

Granted	6,897,571	0.69
Exercised	(694,003)	0.34
Forfeited or expired	(396,334)	0.22

Outstanding at December 31, 2005	9,703,773	$0.51	7.24	$1,940,755

Granted	1,624,200	0.94
Exercised	(1,616,249)	0.11
Forfeited or expired	(947,327)	0.79

Outstanding at December 31, 2006	8,764,397	$0.63	6.55	$3,155,183

Exercisable at December 31, 2006	4,490,449	$0.49	6.80	$1,616,562

The weighted average remaining contractual life, and the weighted average per share exercise price of options outstanding and of options exercisable as of December 31, 2006 were as follows:

				Options Exercisable
		Options Outstanding
		Weighted Average
		Remaining
		Contractual Life in	Weighted Average		Weighted Average
Exercise Prices	Number of Shares	Years	Exercise Price	Number of Shares	Exercise Price

$0.10	2,263,506	7.36	$0.10	1,771,573	$0.10
0.34	1,291,685	7.36	0.34	852,504	0.34
0.94	5,209,206	6.00	0.94	1,866,372	0.94

Total	8,764,397	6.55	$0.63	4,490,449	$0.49

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s non-vested stock options during the year ended December 31, 2006 is presented below:

		Weighted Average
		Grant Date
	Shares	Fair Value

Non-Vested Options:
Non-vested at January 1, 2006	6,665,544	$0.44
Granted	1,624,200	0.31
Vested	(3,068,469)	0.44
Forfeited or expired	(947,327)	0.39

Non-vested at December 31, 2006	4,273,948	$0.40

For the years ended December 31, 2004, 2005, and 2006, the share based compensation was $972,893, $964,056 and $1,365,454, respectively. The share based compensation/(income) for the six months ended June 30, 2006 and 2007 (unaudited) was $526,370 and $(81,076), respectively. As of June 30, 2007 (unaudited), there was $1,278,414 of share based compensation to be recognized over a period of approximately 3 years.

The Company issued 290,061, 694,003, and 1,616,249 shares of its common stock with the proceeds of $29,006, $138,262, and $166,429 due to the fact that 290,061, 694,003, and 1,616,249 were exercised during the years ended December 31, 2004, 2005, and 2006, respectively. During the six months ended June 30, 2007 (unaudited), the Company issued 77,519 shares of its common stock due to the fact that 77,519 options were exercised. The average intrinsic value per option exercised during the years ended December 31, 2004, 2005 and 2006 were $0.72, $0.56 and $0.54, respectively.

Note 14 — Earnings Per Share

The computation of basic and diluted net earnings per share for the periods reported was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Numerator:
Net income (loss) attributable to common shareholders	$482,918	$(5,930,430)	$(8,474,156)	$(1,795,733)	$(211,526)
Net income used in computing diluted earnings per share	$482,918	$—	$—	$—	$—

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Denominator:
Weighted average common shares outstanding — basic	16,005,564	16,759,430	17,524,911	16,996,108	18,623,012
Potential diluted shares:
Assumed exercise of outstanding options	1,165,520	—	—	—	—
Conversion of preferred stock	21,772,603	—	—	—	—

Weighted average common share outstanding — diluted	38,943,687	—	—	—	—

Basic earnings (loss) per share	$0.03	$(0.35)	$(0.48)	$(0.11)	$(0.01)
Diluted earnings (loss) per share	$0.01	$(0.35)	$(0.48)	$(0.11)	$(0.01)

Note 15 — Supplementory Information About Cash Flows

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Cash Paid:
Interest	$124,494	$182,068	$168,975	$168,975	$151,196
Income tax	15,098	—	108,756	42,617	37,761

	$139,592	$182,068	$277,731	$211,592	$188,957

Note 16 — Commitments and Contingencies

The Company leases plants, employee dormitory, and office space in Shenzhen and Chengdu, and office space in the U.S. These space lease are operating lease in nature, expiring at various date through 2009. As of December 31, 2006 total space occupied under operating lease is 12,942 square meters with monthly rentals ranging from $58 to $19,585 per lease. Some of these lease agreements contain renewal options. Total minimum lease payments under each of these leases are charged to operations on a straight-line basis over the term of each respective lease. The Company also leases certain equipment under long-term agreements expiring at various dates through fiscal year 2008.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Future minimum payments under capital leases and non-cancelable operating leases as of December 31, 2006 were as follows:

	Years Ending December 31,
		Operating
	Capital Leases	Leases

2007	$236,026	$706,126
2008	46,359	173,267
2009	—	65,083

Total future minimum lease payments	282,385	$944,476

Less amount representing interest	(18,310)

Present value of net minimum lease payments	264,075
Less current portion of capital lease obligations	(214,659)

Long-term obligations under capital leases	$49,416

The gross assets amount recorded under capital leases were $1,330,859, $1,371,063 and $1,413,735 as of December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively. Accumulated depreciation was $165,393, $444,602 and $599,813 as of December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively.

Total rental expense on all operating leases, cancelable and non-cancelable, amounted to $191,699, $622,073 and $577,743, for the years ended December 31, 2004, 2005 and 2006, respectively and $208,702 and $383,652, for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

The Company is, from time to time, the subject of litigation claims and assessments arising out of matters occurring in its normal business operations. In the opinion of management, resolution of these matters will not have a material adverse effect on the Company’s financial statements.

Note 17 — Retirement Benefits

The PRC Subsidiaries’ employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make contributions to the retirement plan at approximately 10% to 22% of the monthly basic salaries of the current employees. Employees are required to contribute 8% of their basic salaries. The expense of such arrangements for the Company amounted to $98,241, $119,257 and $388,246 for the years ended December 31, 2004, 2005 and 2006, and $133,526 and $252,653 for the six months ended June 30, 2006 and 2007 (unaudited), respectively.

  401(K) Savings and Retirement Plan

The Company has a defined-contribution retirement plan under Internal Revenue Code Section 401(k) (“the Plan”), effective as of January 1, 2004, which covers US employees who have completed 3 months of service and are age 21 or older. The Plan covers substantially all U.S. employees. Under the Plan, eligible employees may contribute up to a maximum of $13,000, $14,000 and $15,000 for the years ended 2004, 2005 and 2006 of their compensation to the Plan. The Company may or may not match any contributions made by the employee to the Plan. For the years ended December 31, 2004, 2005, 2006 and six months ended June 30, 2006 and 2007 (unaudited), the Company did not make any contributions to the Plan.

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 18 — Concentration of Customers and Vendors

Customers and vendors who account for 10% or more of revenue, accounts receivable, purchases, and accounts payable are presented as follows:

		Accounts		Accounts
	Revenue	Receivable	Purchases	Payable

2004:
Customer A	$15,466,239	$13,169,291	$—	$—
Customer B	12,349,899	7,043,769	—	—
Vendor A	—	—	5,570,543	—
Vendor B	—	—	18,910,599	16,445,494
2005:
Customer A	$9,711,364	$—	$—	$—
Customer C	3,326,180	1,876,455	—	—
Customer D	2,556,039	1,021,497	—	—
Customer E	3,480,488	1,251,252	—	—
Vendor A	—	—	5,739,090	—
Vendor B	—	—	4,208,351	—
Vendor C	—	—	1,180,766	628,394
Vendor D	—	—	4,431,219	734,078
2006:
Customer B	$2,250,756	$2,082,820	$—	$—
Customer F	5,029,123	721,930	—	—
Vendor C	—	—	4,027,610	1,290,229

Note 19 — Segment Reporting

The Company currently operates in only one business segment. As the Company’s major customers are located in various regions whereas its manufacture facilities are located in China, management believes that the following geographical information of our customers will be useful for decision making process.

				Six Months Ended
	Years Ended December 31,			June 30,
	2004	2005	2006	2006	2007
				(unaudited)	(unaudited)

Revenue by customer location:
China	$35,354,961	$14,857,520	$23,524,515	$10,273,865	$18,472,012
Asia outside China	662,735	500,693	8,432,704	2,263,225	8,960,883
Europe	30,830	1,680,637	4,565,049	1,747,764	3,179,046
North America	2,938,828	17,243,920	11,904,073	4,840,934	9,950,817

Total	$38,987,354	$34,282,770	$48,426,341	$19,125,788	$40,562,758

Note 20 — Subsequent Events

On July 1, 2007, (the “Effective Date”), MRV Communications, Inc. (“MRV”) and its wholly-owned subsidiaries, Lighthouse Transition Corporation and Lighthouse Acquisition Corporation (“LAC”), under which

FIBERXON, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

MRV acquired 100% equity interest (including 7,365,159 outstanding stock options) of the Company for an aggregate consideration of approximately $131.0 million, which comprised (i) $17,650,599 in cash, (ii) 21,188,630 shares of MRV’s common stock at $3.87 per share approximately, and (iii) an obligation to pay an additional amount of $31.5 million in cash or shares of registrant’s common stock, or a combination thereof, if Luminent, Inc. (“Luminent”), a Delaware corporation, another of MRV’s wholly-owned subsidiaries, does not complete an initial public offering (“IPO”) of its common stock within 18 months of the closing of the Fiberxon acquisition, or sooner upon the occurrence of certain acceleration events.

The latter component of the purchase consideration may amount to more or less than $31.5 million if Luminent successfully completes an IPO within 18 months of the closing of the Fiberxon acquisition in that, in such event and in lieu of $31.5 million, MRV has agreed to pay an amount equal to 9.0% of the product obtained by multiplying (x) the price per share to the public in the Luminent IPO, less the discount provided to the underwriters, by (y) the total number of shares of Luminent Common Stock outstanding immediately prior to the effectiveness of the agreement between Luminent and the underwriters of the Luminent IPO.

The aforementioned merger was expected to be completed on June 30, 2007 . However, due to the fact that a set of audited financial statements has not been provided by the Company yet, on June 26, 2007, the Company and MRV and its subsidiaries (together “Buyers”) entered into an amendment to the above Merger Agreement indicating that the merger should take place without providing the audited financial statements of the Company and that the effective time of this merger should be 12:01 AM of July 1, 2007.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements are derived from the financial statements of Source Photonics, Inc. and Fiberxon, Inc. after giving effect to MRV’s intended contribution of the acquired Fiberxon business to Source Photonics and the assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information does not purport to represent what our financial position and results of operations actually would have been had the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on the dates indicated or to project our future financial performance.

The unaudited pro forma condensed combined statements of operations data were prepared as if the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV, had occurred as of January 1, 2006. The unaudited pro forma condensed combined balance sheet data were prepared as if the acquisition of Fiberxon, the contribution by MRV to us of Fiberxon’s capital stock and our separation from MRV had occurred on December 31, 2006. We have not provided a pro forma condensed combined balance sheet as of September 30, 2007, as our unaudited combined balance sheet as of September 30, 2007 already combines the Source Photonics and Fiberxon balance sheet data as of that date. The pro forma financial information should be read in conjunction with our and Fiberxon’s historical audited and unaudited financial statements and notes to those financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined statements of operations data do not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company. MRV allocated to our company costs incurred relating to general corporate expenses, employee benefits and incentives totaling $679,000 and $504,000, for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. Following the completion of this offering, we will assume responsibility for substantially all of these services and their related expenses, subject to the continued provision of certain of these services by MRV pursuant to a transitional services agreement discussed elsewhere in this prospectus.

SOURCE PHOTONICS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2007

	(1)
	Source	(2)	Pro Forma
	Photonics	Fiberxon	Adjustments		Total
	(unaudited)	(unaudited)	(unaudited)		(unaudited)
	(in thousands, except per share data)

Revenue	$92,958	$40,563	$1,099	(1)	$132,422
Cost of goods sold	74,150	30,563	(1,039	)(1)(2)	103,674

Gross profit	18,808	10,000	(60)		28,748
Operating costs and expenses:
Product development and engineering	7,616	3,172	82	(2)	10,870
Selling, general and administrative	10,366	5,413	447	(2)	16,226
Amortization of intangibles	806	—	1,313	(3)	2,119

Total operating costs and expenses	18,788	8,585	1,842		29,215

Operating income (loss)	20	1,415	(1,902)		(467)
Interest expense	(221)	(105)	—		(326)
Other income, net	(369)	(900)	—		(1,269)

Income (loss) before income taxes	(570)	410	(1,902)		(2,062)
Provision for income taxes	782	622	—		1,404

Net loss	$(1,352)	$(212)	$(1,902)		$(3,466)

Net loss per share:
Basic and diluted					$(3,466)
Weighted average number of shares:
Basic and diluted					1

(1)	Source Photonics’ results of operations reflect nine months ended September 30, 2007. Fiberxon’s historical results of operations for the three months ending September 30, 2007 are included in Source Photonics’ consolidated financial statements subsequent to the July 1, 2007 acquisition date.

(2)	Fiberxon’s historical results of operations reflect six months ended June 30, 2007. Fiberxon’s results of operations for the three months ended September 30, 2007 are included in Source Photonics’ consolidated financial statements subsequent to the July 1, 2007 acquisition date.

See notes to unaudited pro forma condensed combined financial information.

SOURCE PHOTONICS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	Source		Pro Forma
	Photonics	Fiberxon	Adjustments		Total
			(unaudited)		(unaudited)
	(in thousands, except per share data)

Revenue	$92,183	$48,426	$332	(1)	$140,277
Cost of goods sold	74,959	35,786	(351	)(1)(2)	110,394

Gross profit	17,224	12,640	19		29,883
Operating costs and expenses:
Product development and engineering	8,031	6,757	(26	)(2)	14,762
Selling, general and administrative	9,981	12,155	(142	)(2)	21,994
Amortization of intangibles	—	—	2,025	(3)	2,025

Total operating costs and expenses	18,012	18,912	1,857		38,781

Operating loss	(788)	(6,272)	(1,838)		(8,898)
Interest expense	(25)	(120)	—		(145)
Other income (expense), net	401	(1,488)	—		(1,087)

Loss before income taxes	(412)	(7,880)	(1,838)		(10,130)
Provision (benefit) for income taxes	(1,619)	594	—		(1,025)

Net income (loss)	$1,207	$(8,474)	$(1,838)		$(9,105)

Net income (loss) per share:
Basic and diluted					$(9,105)
Weighted average number of shares:
Basic and diluted					1

See notes to unaudited pro forma condensed combined financial information.

SOURCE PHOTONICS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following notes refer to MRV’s acquisition of Fiberxon and the pro forma effect of MRV contributing the acquired Fiberxon entity to Source Photonics. The detail below outlines the Fiberxon acquisition and adjustments applied to Source Photonics’ historical financial statements and those of Fiberxon to arrive at the pro forma financial information:

A) In October 2007, MRV’s management undertook a valuation of Fiberxon in accordance with SFAS No. 141. MRV believes the methodology and estimates utilized to determine the net tangible assets and intangible assets are reasonable and currently believes that there will be no material change from the preliminary allocation of the purchase price. However, the Company’s fair value for the Fiberxon purchase price allocation derived from the recently completed valuation analysis is preliminary and may change during the allowable allocation period, which is up to one year from the July 1, 2007 acquisition date and therefore the allocation of the purchase price, the estimates and assumptions used therein are subject to change. MRV’s preliminary allocation of the Fiberxon purchase price is as follows (in thousands):

Net tangible assets acquired	$21,410
Intangible assets acquired:
Developed technology	8,500
Customer backlog	600
Customer relationships	4,800
Goodwill	99,611

Total purchase price	$134,921

A portion of the purchase price was allocated to developed product technology. This was identified and valued through an analysis of data provided by Fiberxon concerning existing products, target markets, expected income generating ability and associated risks. Developed product technology represents proprietary know-how that is technologically feasible. The primary valuation technique employed was the Income Approach, which is based on the premise that the value of an asset is based on the present value of future cash flows.

The acquired intangible assets are amortized using the following methods over their estimated useful lives, presented below:

Developed technology	Straight Line Method	5.5 years
Customer relationships	Accelerated Method	10 years
Customer backlog	Straight Line Method	6 months

Goodwill, which represents the excess of the purchase price over the fair value of tangible and identified intangible assets acquired, reflects the competitive advantages that Source Photonics expects to realize primarily from Fiberxon’s standing in the China telecom industry market.

Source Photonics recorded a $4.7 million deferred tax liability based on the guidance contained in Statements of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes.” The deferred tax liability arose as a result of the $13.9 million value assigned to identifiable intangible assets.

B) Notes to unaudited pro forma condensed combined statements of operations:

(1) The pro forma adjustment relates to the elimination of sales from Source Photonics to Fiberxon during the period presented.

(2) Pro forma adjustment for SFAS 123(R) expense for Fiberxon’s unvested options that will be exchanged for MRV options as part of the acquisition, offset by SFAS 123(R) expense already recognized in Fiberxon’s unaudited statement of operations during the period presented.

(3) The pro forma adjustment is to record the amortization of intangible assets relating to the Fiberxon acquisition.

[Inside Back Cover]

[Pictures to be filed by Amendment]

           Shares

Class A Common Stock

PROSPECTUS

Cowen and Company

Credit Suisse

Needham & Company, LLC

Merriman Curhan Ford & Co.

          , 2008

Until          , 2008, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance And Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$5,300
FINRA filing fee	17,750
NASDAQ Global Market listing fee	*
Printing and engraving costs	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Directors and officers insurance	*
Transfer agent and registrar fees	*

Miscellaneous expenses	*
Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, registrant has included in its certificate of incorporation (which be included in its amended and restated certificate of incorporation that will be in effect prior to completion of this offering) a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, registrant’s certificate of incorporation and bylaws provide (and its amended and restated certificate of incorporation and bylaws that will be in effect prior to completion of this offering will provide) that registrant is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and registrant is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

The underwriting agreement is expected to provide that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the form of U.S. underwriting agreement to be filed as Exhibit 1.1 hereto.

The master separation agreement by and among registrant and MRV is expected to provide for indemnification by the Company of MRV and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act of 1933.

Registrant plans to obtain directors and officers liability insurance prior to completion of the offering for the benefit of its directors and officers.

Item 15.	Recent Sales of Unregistered Securities

Registrant has not sold any securities, registered or otherwise, within the past three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number	Exhibit Title

1.1	Form of Underwriting Agreement.*
2.1	Form of Master Separation Agreement.*
3.1	Source Photonics’ Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 filed as part of Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).
Form of Source Photonics’ Amended and Restated Certificate of Incorporation*
3.2	Source Photonics’ Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 filed as part of Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).
Form of Source Photonics’ Amended and Restated Bylaws.*
4.1	Form of Specimen Certificate for Source Photonics’s Class A Common Stock.*
4.2	Form of Specimen Certificate for Source Photonics’s Class B Common Stock.*
4.3	Preferred Share Purchase Rights Agreement between Source Photonics, Inc. and , as Rights Agent, dated as of , 2008.*
5.1	Opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP*
10.1	Source Photonics, Inc. (formerly Luminent, Inc.) 2007 Omnibus Incentive Plan.*†
10.2	Form of Registration Rights Agreement.*
10.3	Form of Tax Sharing Agreement.*
10.4	Form of Employee Matters Agreement.*
10.5	Form of Master Technology Ownership and License Agreement.*
10.6	Form of Master Patent Ownership and License Agreement.*
10.7	Form of Master Trademark Ownership and License Agreement.*
10.8	Form of Transitional Services Agreement.*
10.9	Form of Insurance Matters Agreement.*
10.10	Form of Master Confidential Disclosure Agreement.*
10.11	Form of Purchase and Supply Agreement.*
10.12	Agreement and Plan of Merger dated January 26, 2007 by and among Fiberxon, Inc., MRV, and MRV’s newly-formed wholly-owned subsidiaries, Lighthouse Transition Corporation and Lighthouse Acquisition Corporation (incorporated by reference to Exhibit 10. 1 to MRV’s Form 10-Q with the SEC on May 7, 2007).
10.13	Amendment No. 1 to Agreement and Plan of Merger, dated June 26, 2007 (incorporated by reference to Exhibit 99.1 of MRV’s Form 8-K filed with the SEC on July 2, 2007).

Exhibit
Number	Exhibit Title

10.14	Indemnification agreement dated March 28, 2007 by and among Fiberxon, Inc. (“Fiberxon”), Fiberxon’s subsidiary, Fiberxon Technology (Shenzhen) Co., Ltd. (“Fiberxon Shenzhen”), and registrant’s subsidiary, Luminent, Inc. (“Luminent”), under which Fiberxon and Fiberxon Shenzhen agreed to indemnify registrant for any loss on the $4.0 million standby letter of credit with CITIC Bank Shenzhen Branch (“CITIC”) as a result of Fiberxon Shenzhen’s breach of its loan agreement with CITIC (incorporated by reference to Exhibit 10. 2 to MRV’s Form 10-Q with the SEC on May 7, 2007).
10.15	Employment Agreement effective December 26, 2006 between Brett Chloupek and Luminent OIC, Inc. (incorporated by reference to Exhibit 10.15 filed as part of the Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).†
10.16	Employment Agreement effective July 1, 2007 between Jack Lu and Fiberxon (Chengdu) Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 filed as part of the Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).†
10.17	Lease agreement for 20550 Nordhoff Street, Chatsworth, California.*
10.18	Lease agreement for 8917 Fullbright Avenue, Chatsworth, California.*
10.19	Lease agreement for 6th Floor, HYT Tower, Shenzhen Hi-Tech Industrial Park North, Buihuan RD, Nanshan District, Shenzhen, PRC.*
10.20	Lease agreements for space on 7th Floor, HYT Tower, Shenzhen Hi-Tech Industrial Park North, Buihuan RD, Nanshan District, Shenzhen, PRC.*
10.21	Lease agreement for space in Building 4, Chengdu, PRC.*
10.22	Lease agreement for space in Building 7, Chengdu, PRC.*
10.23	Lease agreement for Building 2, West Hi-Tech Zone, Chengdu.*
10.24	Lease agreement for Building 5, Second Floor, West Hi-Tech Zone, Chengdu.*
10.25	Form of distribution agreement.
10.26	Form of alternative distribution agreement.
21	Subsidiaries of Source Photonics.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of BDO Shenzhen Dahua Tiancheng CPA
23.3	Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (included in Exhibit 5.1).*
24	Power of Attorney.**

*	To be filed by amendment.

**	Included on signature page.

†	Designates management contract, compensatory plan or arrangement.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on February 13, 2008

SOURCE PHOTONICS, INC.

By:	/s/ Near Margalit
Name:     Near Margalit

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Near Margalit, Alexis Black Bjorlin, and Brett Chloupek, and each of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Near Margalit Near Margalit	President, Chief Executive Officer and a director (principal executive officer)	February 13, 2008

/s/ Brett Chloupek Brett Chloupek	Chief Financial Officer and Secretary (principal financial officer and principal accounting officer)	February 13, 2008

/s/ Noam Lotan Noam Lotan	Chairman of the Board of Directors	February 13, 2008

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

1.1	Form of Underwriting Agreement.*
2.1	Form of Master Separation Agreement.*
3.1	Source Photonics’s Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 filed as part of Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).
Form of Source Photonics Amended and Restated Certificate of Incorporation*
3.2	Source Photonics Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 filed as part of Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).
Form of Source Photonics Amended and Restated Bylaws.*
4.1	Form of Specimen Certificate for Source Photonics Class A Common Stock.*
4.2	Form of Specimen Certificate for Source Photonics’s Class B Common Stock.*
4.3	Preferred Share Purchase Rights Agreement between Source Photonics, Inc. and , as Rights Agent, dated as of , 2008.*
5.1	Opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP*
10.1	Source Photonics, Inc. (formerly Luminent, Inc.) 2007 Omnibus Incentive Plan.*†
10.2	Form of Registration Rights Agreement.*
10.3	Form of Tax Sharing Agreement.*
10.4	Form of Employee Matters Agreement.*
10.5	Form of Master Technology Ownership and License Agreement.*
10.6	Form of Master Patent Ownership and License Agreement.*
10.7	Form of Master Trademark Ownership and License Agreement.*
10.8	Form of Transitional Services Agreement.*
10.9	Form of Insurance Matters Agreement.*
10.10	Form of Master Confidential Disclosure Agreement.*
10.11	Form of Purchase and Supply Agreement.*
10.12	Agreement and Plan of Merger dated January 26, 2007 by and among Fiberxon, Inc., MRV, and MRV’s newly-formed wholly-owned subsidiaries, Lighthouse Transition Corporation and Lighthouse Acquisition Corporation (incorporated by reference to Exhibit 10. 1 to MRV’s Form 10-Q with the SEC on May 7, 2007).
10.13	Amendment No. 1 to Agreement and Plan of Merger, dated June 26, 2007 (incorporated by reference to Exhibit 99.1 of MRV’s Form 8-K filed with the SEC on July 2, 2007).
10.14	Indemnification agreement dated March 28, 2007 by and among Fiberxon, Inc. (“Fiberxon”), Fiberxon’s subsidiary, Fiberxon Technology (Shenzhen) Co., Ltd. (“Fiberxon Shenzhen”), and registrant’s subsidiary, Luminent, Inc. (“Luminent”), under which Fiberxon and Fiberxon Shenzhen agreed to indemnify registrant for any loss on the $4.0 million standby letter of credit with CITIC Bank Shenzhen Branch (“CITIC”) as a result of Fiberxon Shenzhen’s breach of its loan agreement with CITIC (incorporated by reference to Exhibit 10. 2 to MRV’s Form 10-Q with the SEC on May 7, 2007).
10.15	Employment Agreement effective December 26, 2006 between Brett Chloupek and Luminent OIC, Inc. (incorporated by reference to Exhibit 10.15 filed as part of the Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).†
10.16	Employment Agreement effective July 1, 2007 between Jack Lu and Fiberxon (Chengdu) Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 filed as part of the Registrant’s Registration Statement on Form S-1 dated December 26, 2007 (File No. 333-148319)).†
10.17	Lease agreement for 20550 Nordhoff Street, Chatsworth, California.*
10.18	Lease agreement for 8917 Fullbright Avenue, Chatsworth, California.*
10.19	Lease agreement for 6th Floor, HYT Tower, Shenzhen Hi-Tech Industrial Park North, Buihuan RD, Nanshan District, Shenzhen, PRC.*
10.20	Lease agreements for space on 7th Floor, HYT Tower, Shenzhen Hi-Tech Industrial Park North, Buihuan RD, Nanshan District, Shenzhen, PRC.*
10.21	Lease agreement for space in Building 4, Chengdu, PRC.*
10.22	Lease agreement for space in Building 7, Chengdu, PRC.*
10.23	Lease agreement for Building 2, West Hi-Tech Zone, Chengdu.*
10.24	Lease agreement for Building 5, Second Floor, West Hi-Tech Zone, Chengdu.*
10.25	Form of distribution agreement.

Exhibit
Number	Exhibit Title

10.26	Form of alternative distribution agreement.
21	Subsidiaries of Source Photonics.*
23.1	Consent of Ernst & Young LLP.
23.2	Consent of BDO Shenzhen Dahua Tiancheng CPA
23.3	Consent of Kirkpatrick & Lockhart Preston Gates Ellis LLP (included in Exhibit 5.1).*
24	Power of Attorney.**

*	To be filed by amendment.

**	Included on signature page.

†	Designates management contract, compensatory plan or arrangement.